

LIVE NATION
ENTERTAINMENT®

2022 ANNUAL REPORT



To Our Shareholders:

In 2022, Live Nation Entertainment once again set new records hosting a staggering 44,000 events across 45 countries, drawing in over 121 million attendees. Despite the challenges of recent years, one constant has remained: the unwavering desire for live music. For more than a decade the live industry has been experiencing tremendous growth. Even when shows were paused, fans held onto their tickets waiting for the magic of live music to return. As events roared back, headlines warned of an oversaturated market. But fans proved them wrong with attendance up 24% from 2019, even as many international markets had yet to fully reopen.

That demand shows no signs of slowing. In 2023, we have an even broader pipeline of artists touring more locations and playing more shows. And fans continue to prioritize live events over other discretionary activities and increase their on-site spend as they enhance their experience. We're proud to help artists meet this growing demand, and as the top investor in artists we put $9.6 billion into paying artists and supporting their shows in 2022, a 45% increase from 2019. The top cause of chaos for artists and fans continues to be scalpers, who siphon billions out of the live ecosystem each year. We have proposed FAIR Ticketing to empower artists and protect fans, and it has been great to see so much of the industry back these common sense reforms.

With strong supply and demand tailwinds, we expect continued global growth as we help artists and fans around the world create more lifelong memories together at concerts.

Michael Rapino
President and Chief Executive Officer
Live Nation Entertainment, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022,

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-32601

LIVE NATION ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-3247759
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

9348 Civic Center Drive
Beverly Hills, CA 90210
(Address of principal executive offices, including zip code)

(310) 867-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, $.01 Par Value per Share	**LYV**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer	☐
Non-accelerated Filer ☐	Smaller Reporting Company	☐
	Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

On June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Stock beneficially held by non-affiliates of the registrant was approximately $12.7 billion. (For purposes hereof, directors, executive officers and 10% or greater stockholders have been deemed affiliates).

On February 16, 2023, there were 231,591,254 outstanding shares of the registrant's common stock, $0.01 par value per share, including 3,501,153 shares of unvested restricted stock awards and excluding 408,024 shares held in treasury.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end, are incorporated by reference into Part III.

LIVE NATION ENTERTAINMENT, INC.

INDEX TO FORM 10-K

LIVE NATION ENTERTAINMENT, INC.

GLOSSARY OF KEY TERMS

AOCI	Accumulated other comprehensive income (loss)
AOI	Adjusted operating income (loss)
APF	Ancillary revenue per fan
Company	Live Nation Entertainment, Inc. and subsidiaries
FASB	Financial Accounting Standards Board
GAAP	United States Generally Accepted Accounting Principles
GTV	Gross transaction value
Liberty Media	Liberty Media Corporation
Live Nation	Live Nation Entertainment, Inc. and subsidiaries
LNE	Live Nation Entertainment, Inc.
OCESA	OCESA Entretenimiento, S.A. de C.V. and certain other related subsidiaries of Corporación Interamericana de Entretenimiento, S.A.B. de C.V.
SEC	United States Securities and Exchange Commission
VIE	Variable interest entity
Ticketmaster	The ticketing business of the Company

PART I

"Live Nation" (which may be referred to as the "Company," "we," "us" or "our") means Live Nation Entertainment, Inc. and its subsidiaries, or one of our segments or subsidiaries, as the context requires.

Special Note About Forward-Looking Statements

Certain statements contained in this Form 10-K (or otherwise made by us or on our behalf from time to time in other reports, filings with the SEC, news releases, conferences, internet postings or otherwise) that are not statements of historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, notwithstanding that such statements are not specifically identified. Forward-looking statements include, but are not limited to, statements about our financial position, business strategy, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, the effects of future legislation or regulations and plans and objectives of our management for future operations. We have based our forward-looking statements on our beliefs and assumptions considering the information available to us at the time the statements are made. Use of the words "may," "should," "continue," "plan," "potential," "anticipate," "believe," "estimate," "expect," "intend," "outlook," "could," "target," "project," "seek," "predict," or variations of such words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those set forth under Item 1A.—Risk Factors as well as other factors described herein or in our quarterly and other reports we file with the SEC (collectively, "cautionary statements"). Based upon changing conditions, should any risk or uncertainty that has already materialized, such as, for example, the risks and uncertainties posed by the global COVID-19 pandemic, worsen in scope, impact or duration, or should one or more of the currently unrealized risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend to update these forward-looking statements, except as required by applicable law.

ITEM 1. BUSINESS

Our Company

We believe that we are the largest live entertainment company in the world, connecting over 670 million fans across all of our concerts and ticketing platforms in 48 countries during 2022.

We believe we are the largest producer of live music concerts in the world, based on total fans that attend Live Nation events as compared to events of other promoters, connecting over 121 million fans to more than 43,600 events for over 7,800 artists in 2022. Live Nation owns, operates, has exclusive booking rights for or has an equity interest for which we have a significant influence in 338 venues globally, including *House of Blues*® music venues and prestigious locations such as *The Fillmore*® in San Francisco, *Brooklyn Bowl*®, the Hollywood Palladium, the Ziggo Dome in Amsterdam, 3Arena in Ireland, Royal Arena in Copenhagen and Spark Arena in New Zealand. We believe we are one of the world's leading artist management companies based on the number of artists represented. Our artist management companies manage music artists and acts across all music genres. As of December 31, 2022, globally we had over 90 managers providing services to more than 410 artists.

We believe we are the world's leading live entertainment ticketing sales and marketing company, based on the number of tickets we sell. Ticketmaster provides ticket sales, ticket resale services and marketing and distribution globally through *www.ticketmaster.com* and *www.livenation.com* and our other websites, mobile apps, numerous retail outlets and call centers, selling over 550 million tickets through our systems in 2022. Ticketmaster serves approximately 9,300 clients worldwide across multiple event categories, providing ticketing services for leading arenas, stadiums, festival and concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters.

We believe our global footprint is one of the world's largest music advertising networks for corporate brands and includes one of the world's leading ecommerce websites based on a comparison of gross sales of top internet retailers.

Our principal executive offices are located at 9348 Civic Center Drive, Beverly Hills, California 90210 (telephone: 310-867-7000). Our principal website is *www.livenationentertainment.com*. Live Nation is listed on the New York Stock Exchange, trading under the symbol "LYV."

Our Strategy

Our strategy is to grow our global leadership position in live entertainment, promote more shows, sell more tickets and partner with more sponsors, thereby increasing our revenue, earnings and cash flow. We serve artists, venues and sports teams and leagues to secure content and tickets; we invest in technology to build innovative products which advance our ticketing, digital presence, including mobile platforms, and advertising; and we are paid by advertisers that want to connect their brands with our passionate fan base.

Our core businesses surrounding the promotion of live events include ticketing and sponsorship and advertising. We believe our focus on growing these businesses will increase shareholder value as we continue to enhance our revenue streams and achieve economies of scale with our global platforms. We also continue to strengthen our core operations, further expanding into global markets and optimizing our cost structure. Our strategy is to grow and innovate through the initiatives listed below.

- *Invest in Product Improvements.* We will continue to invest in our ticketing platforms and develop innovative products to grow our sales channels, drive increased ticket sales, grow non-service fee revenue streams, and continue to build our client base. These include technological and digital transformations to improve the experience and transparency for fans, venues, and event organizers as well as the overall quality of service. In addition, we will continue to invest to eliminate fraud such as our focus on anti-BOT technology and the creation of our Verified Fan service.

- *Expand our Concert Platform.* We will deliver more shows, grow our fan base and increase our ticket sales by continuing to build our portfolio of concerts globally, expanding our business into additional top global music markets, and further building our presence in existing markets. Through our strong partnership with artists, agents and managers, we believe we can continue to expand our concert base by delivering strong and consistent services. In December 2021 we acquired OCESA, one of the most prominent live event businesses globally with a robust business portfolio in ticketing, sponsorship, food and beverage, merchandise, and venue operations across Mexico and Latin America.

- *Grow our Revenue per Show.* We will grow our revenue per show across our venues through more effective ticket pricing, broader ticketing distribution and more targeted promotional marketing. We will also grow our onsite fan monetization by improving ease of purchase including contactless payment and rollout of digital technology, through improved onsite products, merchandising, and enhanced experiences for our fans.

- *Sell More Tickets.* We are focused on selling tickets through a wide set of sales channels, including mobile and online, and leveraging our fan database. We will continue to enhance our application programming interface features to reach a broader audience and expand our digital ticketing rollout, strengthening control over distribution for our clients and creating new and unique marketing opportunities. We will grow the volume of secondary tickets sold through a trusted environment for fan ticket exchanges, allowing our fans to have a dependable, secure destination for secondary ticket acquisition for all events.

- *Grow Sponsorship and Advertising Partnerships.* We will continue to drive growth in our sponsorship relationships and capture a larger share of the global music sponsorship market by further monetizing our fan base and portfolio of brands. We will focus on expanding existing partnerships and developing new corporate sponsor partners to provide them with targeted strategic programs, accessing the fans attending our shows each year. We will continue to develop and to scale new products in order to drive onsite and digital revenue.

Our Strengths

We believe we have unique resources that are unmatched in the live entertainment industry.

- *Fans.* During 2022, we connected over 670 million fans to their favorite live event. Our database of fans and their interests provides us with the means to efficiently communicate to them on shows they are likely to be interested in.

- *Artists.* We have extensive relationships with artists ranging from those just beginning their careers to established superstars. In 2022, we promoted shows or tours for over 7,800 artists globally. In addition, through our artist management companies, we managed more than 410 artists in 2022.

- *Digital Platforms and Ticketing.* We own and operate various branded websites, both in the United States and abroad, which are customized to reflect services offered in each jurisdiction. Our primary commercial websites, *www.livenation.com* and *www.ticketmaster.com*, together with our other branded ticketing websites, are designed to promote ticket sales for live events. We also have both Live Nation and Ticketmaster mobile apps that our fans can use to access event information and buy tickets.

- *Distribution Network*. We believe that our global distribution network of promoters, venues and festivals provides us with a strong position in the live concert industry. We believe we have one of the largest global networks of live entertainment businesses in the world, with offices in 44 countries worldwide. In addition, we own, lease, operate, have exclusive booking rights for, or have an equity interest in 338 venues and have operations located across 48 countries as of the end of 2022, making us, we believe, the second largest operator of music venues in the world. We also believe that we are one of the largest music festival producers in the world with 147 festivals globally in 2022. In addition, we believe that our global ticketing distribution network—which includes one of the largest ecommerce sites and related apps along with approximately 9,300 clients worldwide in 2022 — makes us the largest ticketing network in the world.

- *Sponsors*. We monetize our physical and digital assets through long-term sponsorship agreements and advertising. We employ a sales force of approximately 600 people that worked with approximately 1,200 sponsors during 2022, through a combination of strategic partnerships, local venue-related deals, national agreements and digital campaigns, both in North America and internationally. Our sponsors include some of the most well-recognized national and global brands across diverse sectors including consumer, financials and leisure including Citibank, O_2, American Express, Cisco, Hilton, Red Bull and Anheuser Busch (each of these brands is a registered trademark of the sponsor).

Our Industry

We operate in the following main industries within the live entertainment business: live music events, music venue operations, the provision of management and other services to artists and athletes, ticketing services and sponsorship and advertising sales.

The live music industry includes concert promotion and/or production of music events or tours. Typically, to initiate live music events or tours, booking agents contract with artists to represent them for defined periods. Booking agents then work with promoters, who will contract with them or with artists directly, to arrange events. Promoters earn revenue primarily from the sale of tickets. Artists are paid by the promoter under one of several different formulas, which may include fixed guarantees and/or a percentage of ticket sales or event profits. In addition, promoters may also reimburse artists for certain costs of production, such as sound and lights. Under guaranteed payment formulas, promoters assume the risks of unprofitable events. Promoters may renegotiate lower guarantees or cancel events because of insufficient ticket sales in order to reduce their losses. Promoters can also reduce the risk of losses by entering into global or national touring agreements with artists and including the right to offset lower performing shows against higher performing shows on the tour in the determination of overall artist fees. Artist managers primarily provide services to music artists to manage their careers. The artist manager negotiates on behalf of the artist and is paid a fee, generally as a percentage of the artist's earnings.

Our strategy is to provide minimum revenue guarantees to artists, which generates the vast majority of their total income. We believe the artist-fan connection is the source of nearly all commercial value and as a result, our artists receive the majority of all ticketing revenue. For music tours, four to eight months typically elapse between initially booking artists and the first performances. Artists, in conjunction with promoters, managers and booking agents, set ticket prices and advertising plans. Promoters market events, sell tickets, rent or otherwise provide venues and arrange for local production services, such as stages and equipment.

Venue operators typically contract with promoters to have their venues rented for specific events on specific dates and receive fixed fees or percentages of ticket sales as rental income. In addition, venue operators provide services such as concessions, parking, security, ushering and ticket scanning at the gate, and receive some or all of the revenue from concessions, merchandise, parking and premium seating.

Ticketing services generally refers to the sale of tickets primarily through online and mobile channels, but also include sales through phone, outlet and box office channels. Ticketing companies will contract with venues and/or promoters to sell tickets to events over a period of time, generally three to five years. The ticketing company generally gets paid a fixed fee per ticket sold or a percentage of the total ticket service charges. The ticketing company receives the cash for the ticket sales and related service charges at the time the ticket is sold and periodically remits these receipts to the venue and/or promoter after deducting its fee. Venues will often also sell tickets through a local box office at the venue using the ticketing company's technology. The ticketing company will generally not earn a fee on these box office tickets.

Ticketing resale services generally refers to the sale of tickets by a holder who originally obtained the tickets from a venue or other entity, or a ticketing services provider selling on behalf of a venue or other entity. Resale tickets are also referred to as secondary tickets. Generally, the ticket resale company is paid a service charge when the ticket is resold and the ticket value is paid to the holder.

The sponsorship and advertising industry within the live entertainment business involves the sale of international, national, regional and local advertising and promotional programs to a variety of companies to advertise or promote their brand, product or service. These sponsorships typically include venue naming rights, onsite venue signage, online advertisements and exclusive partner rights in various categories such as credit card, beverage, travel and telecommunications, and may include event pre-sales and onsite product activation.

Our Business

Our reportable segments are Concerts, Ticketing and Sponsorship & Advertising.

Concerts. Our Concerts segment principally involves the global promotion of live music events in our owned or operated venues and in rented third-party venues, the operation and management of music venues, the production of music festivals across the world, the creation of associated content and the provision of management and other services to artists. Including intersegment revenue, our Concerts business generated $13.5 billion, or 80.9%, of our total revenue during 2022. We promoted more than 43,600 live music and other events in 2022. While our Concerts segment traditionally operates year-round, we experience higher revenue during the second and third quarters due to the seasonal nature of shows at our outdoor amphitheaters and festivals, which primarily occur from May through October.

As a promoter, we earn revenue primarily from the sale of tickets and pay artists under one of several formulas, including a fixed guaranteed amount and/or a percentage of ticket sales or event profits. For each event we promote, we either use a venue we own or operate, or rent a third-party venue. Revenue is generally impacted by the number of events, volume of ticket sales and ticket prices. Event costs such as artist fees and production expenses are included in direct operating expenses and are typically substantial in relation to the revenue. As a result, significant increases or decreases in promotion revenue do not typically result in comparable changes to operating income.

As a venue operator, we generate revenue primarily from the sale of concessions, parking, premium seating, rental income and ticket rebates or service charges earned on tickets sold through our internal ticketing operations or by third parties under ticketing agreements. In our amphitheaters, the sale of concessions is outsourced and we receive a share of the net revenue from the concessionaire, which is recorded in revenue with limited associated direct operating expenses. Revenue generated from venue operations typically has a higher margin than promotion revenue and therefore typically has a more direct relationship to changes in operating income.

As a festival promoter, we typically book artists, secure festival sites, provide for third-party production services, sell tickets and advertise events to attract fans. We also provide or arrange for third parties to provide operational services as needed such as concessions, merchandising and security. We earn revenue from the sale of tickets and typically pay artists a fixed guaranteed amount. We also earn revenue from the sale of concessions, camping fees and service charges earned on tickets sold. For each event, we either use a festival site we own or rent a third-party festival site. Revenue is generally impacted by the number of events, volume of ticket sales and ticket prices. Event costs such as artist fees and production expenses are included in direct operating expenses and are typically substantial in relation to the revenue. Since the artist fees are typically fixed guarantees for these events, significant increases or decreases in festival promotion revenue will generally result in comparable changes to operating income.

Ticketing. Our Ticketing segment is primarily an agency business that sells tickets for events on behalf of its clients and retains a portion of the service charge as its fee. We sell tickets for our events and also for third-party clients across multiple live event categories, providing ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. We sell tickets through mobile apps, websites and ticket outlets. During 2022, we sold 56%, 42% and 2% of primary tickets through these channels, respectively. Our Ticketing segment also manages our online activities including enhancements to our websites and product offerings. Including intersegment revenue, our Ticketing business generated $2.2 billion, or 13.4%, of our total revenue during 2022, which excludes the face value of tickets sold and is net of the fees paid to our ticketing clients. Through all of our ticketing services, we sold approximately 281 million tickets in 2022 on which we were paid fees for our services. In addition, approximately 270 million tickets were sold using our Ticketmaster systems, including through season seat packages, our venue clients' box offices, and other channels through which we did not receive a fee. Our ticketing sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon event scheduling by our clients. As ticket sales increase, related ticketing operating income generally increases as well.

We sell tickets on behalf of our clients through our ticketing platforms across the world. We generally enter into written agreements with individual clients to provide primary ticketing services for specified multi-year periods, typically ranging from three to five years. Pursuant to these agreements, clients generally determine and then tell us what tickets will be available for sale, when such tickets will go on sale to the public and what the ticket price will be, sometimes with our guidance and recommendations. Agreements with venue clients in North America and Australia generally grant us exclusive rights to sell tickets for all events presented at the relevant venue for which tickets are made available to the general public. Agreements with promoter clients in other international markets generally grant us the right to an allocation of tickets for events presented by a given promoter at any venue, unless that venue is already covered by an existing exclusive agreement with our ticketing business or another ticketing service provider. Similarly, in such international markets we have venue agreements which provide Ticketmaster an allocation of tickets for all events at those venues. While we generally have the right to sell a substantial portion of our clients' tickets, venue and promoter clients often sell and distribute a portion of their tickets in-house through their box office and season ticket programs. In addition, under many written agreements between promoters and our clients, and generally subject to Ticketmaster approval, the client may allocate certain tickets for artist, promoter, agent and venue use and do not make those tickets available for sale by us. Due to these and other permitted third-party ticket distribution channels, we do not always sell all of our clients' tickets, even at venues where we are the exclusive primary ticketing service provider, and the amount of tickets that we sell varies from client to client and from event to event, and also varies as to any given client from year to year.

We currently offer ticket resale services, sometimes referred to as secondary ticketing, principally through our integrated inventory platform, league/team platforms and other platforms internationally. We enter into arrangements with the holders of tickets previously distributed by a venue or other source to post those tickets for sale at a purchase price equal to a new sales price, determined by the ticket holder, plus a service fee to the buyer. The seller in this circumstance receives the new sales price less a seller service fee.

Sponsorship & Advertising. Our Sponsorship & Advertising segment employs a sales force that creates and maintains relationships with sponsors through a combination of strategic, international, national and local opportunities that allow businesses to reach customers through our concert, festival, venue and ticketing assets, including advertising on our websites. We work with our corporate clients to help create marketing programs that support their business goals and connect their brands directly with fans and artists. We also develop, book and produce custom events or programs for our clients' specific brands, which are typically presented exclusively to the clients' consumers. These custom events can involve live music events with talent and media, using both online and traditional outlets. Including intersegment revenue, our Sponsorship & Advertising business generated $968.1 million, or 5.8%, of our total revenue during 2022. We typically experience higher revenue in the second and third quarters as a large portion of sponsorships are usually associated with our outdoor venues and festivals, which are primarily used in or occur from May through October.

We believe that we have a unique opportunity to connect the music fan to corporate sponsors and therefore seek to optimize this relationship through strategic sponsorship programs. We continue to also pursue the sale of national and local sponsorships, both domestically and internationally, and placement of advertising, including signage, online advertising and promotional programs. Many of our venues have naming rights sponsorship programs. We believe national and international sponsorships allow us to maximize our network of venues and festivals and to arrange multi-venue or multi-festival branding opportunities for advertisers. Our local and venue-focused sponsorships include venue signage, promotional programs, onsite activation, hospitality and tickets, and are derived from a variety of client companies across various industry categories.

Live Nation Venue Details

In the live entertainment industry, venue types generally consist of:

- *Stadiums*—Stadiums are multi-purpose facilities, often housing local sports teams. Stadiums typically have 30,000 or more seats. Although they are the largest venues available for live music, they are not specifically designed for live music.

- *Amphitheaters*—Amphitheaters are generally outdoor venues with between 5,000 and 30,000 seats that are used primarily in the summer season. We believe they are popular because they are designed specifically for concert events, with premium seat packages and better lines of sight and acoustics.

- *Arenas*—Arenas are indoor venues that are used as multi-purpose facilities, often housing local sports teams. Arenas typically have between 5,000 and 20,000 seats. Because they are indoors, they are able to offer amenities that other similar-sized outdoor venues cannot, such as luxury suites and premium club memberships. As a result, we believe they are popular for higher-priced concerts aimed at audiences willing to pay for these amenities.

- *Theaters*—Theaters are indoor venues that are built primarily for music events, but may include theatrical performances. These venues typically have a capacity of between 1,000 and 6,500. Theaters represent less risk to concert promoters because they have lower fixed costs associated with hosting a concert and may provide a more appropriately-sized venue for developing artists and more artists in general. Because these venues have a smaller capacity than an amphitheater or arena, they do not offer as much economic upside on a per show basis. Theaters can also be used year-round.

- *Clubs*—Clubs are indoor venues that are built primarily for music events, but may also include comedy clubs. These venues typically have a capacity of less than 1,000 and often without full fixed seating. Because of their small size, they do not offer as much economic upside, but they also represent less risk to a concert promoter because they have lower fixed costs associated with hosting a concert and also may provide a more appropriately-sized venue for developing artists. Clubs can also be used year-round.

- *Restaurants & Music Halls*—Restaurants & Music Halls are indoor venues that offer customers an integrated live music, entertainment and dining experience. This category includes our *House of Blues*® and *Brooklyn Bowl*® venues whose live music halls are specially designed to provide optimum acoustics and typically can accommodate between 1,000 to 2,000 guests. A full-service restaurant and bar is located adjacent to the live music hall. We believe that the strength of the brand and the quality of the food, service and unique atmosphere in our restaurants attract customers to these venues independently from a live music event and generate a significant amount of repeat business from local customers.

- *Festival Sites*—Festival sites are outdoor locations used primarily in the summer season to stage large single-day or multi-day concert events featuring several artists on multiple stages. Depending on the location, festival site capacities can range from 10,000 to over 100,000 fans per day. We believe they are popular because of the value provided to the fan by packaging several artists together for an event. While festival sites only host a few events each year, they can provide higher operating income because we are able to generate income from many different services provided at the event.

- *Other Venues*—Other venues includes restaurants, exhibition and convention halls that typically are not used for live music events.

The following table summarizes the number of venues by type that we owned, leased, operated, had exclusive booking rights for or had an equity interest over which we had a significant influence as of December 31, 2022:

Venue Type	Capacity	Owned	Leased	Operated	Exclusive Booking Rights	Equity Interest	Total
Stadium	More than 30,000	—	—	1	—	—	1
Amphitheater	5,000 - 30,000	10	39	1	16	—	66
Arena	5,000 - 20,000	2	13	2	5	1	23
Theater	1,000 - 6,500	9	66	10	24	2	111
Club	Less than 1,000	5	43	1	14	—	63
Restaurants & Music Halls	1,000 - 2,000	2	16	—	—	—	18
Festival Sites [(1)]	Varies	2	—	38	—	—	40
Other Venues	Varies	—	11	—	2	3	16
Total venues in operation		30	188	53	61	6	338
Venues currently under construction		—	4	—	—	2	6
Venues not currently in operation		3	1	—	4	2	10
Total venues in operation by location:							
North America		21	137	14	60	6	238
International		9	51	39	1	—	100

_____

[(1)] Operated festival sites includes multi-year agreements providing us the right to use public or private land for a defined period of time leading up to and continuing after the festival. We may enter into multiple agreements for a single festival site or use the same site for multiple festivals. We have aggregated the agreements for each festival site and reported them as one festival site.

Competition

Competition in the live entertainment industry is intense. We believe that we compete primarily on the basis of our ability to deliver quality music events, sell tickets and provide enhanced fan and artist experiences. We believe that our primary strengths include:

- the quality of service delivered to our artists, fans, ticketing clients and corporate sponsors;

- our track record and reputation in promoting and producing live music events and tours both domestically and internationally;

- our artist relationships;

- our global footprint;

- the quality of our ticketing software and services;

- our ecommerce site and its extensive database;

- our diverse distribution platform of venues;

- the scope, effectiveness and expertise of our advertising and sponsorship programs; and

- our financial stability.

Although we believe that our products and services currently compete favorably with respect to such factors, we cannot provide any assurance that we can maintain our competitive position against current and potential competitors, especially those with significantly greater brand recognition, or greater financial, marketing, technical and other resources.

In the markets in which we promote music concerts, we face competition from other promoters and venue operators. We believe that barriers to entry into the promotion services business are low and that certain local promoters are increasingly expanding the geographic scope of their operations.

Some of our competitors in the live music promotion industry are Anschutz Entertainment Group, or AEG, Another Planet Entertainment, CTS Eventim, Jam Productions, Ltd., I.M.P., Outback Presents and TEG Dainty in addition to numerous smaller regional companies and various casinos and venues in North America, Europe, Asia and Australia. AEG operates under a number of different names including AEG Presents, Concerts West, Frontier Touring, Goldenvoice and Messina Touring Group. Some of our competitors in the live music industry have a stronger presence in certain markets, have access to other sports and entertainment venues and may have greater financial resources in those markets, which may enable them to gain a greater competitive advantage in relation to us.

In markets where we own or operate a venue, we compete with other venues to serve artists likely to perform in that general region. Consequently, touring artists have various alternatives to our venues when scheduling tours. Our main competitors in venue management include ASM Global, Madison Square Garden Entertainment Corp., The Nederlander Organization and Bowery Presents, in addition to numerous smaller regional companies in North America, Europe, Australia and New Zealand. Some of our competitors in venue management may have more attractive or a greater number of venues in certain markets, and may have greater financial resources in those markets.

The ticketing services industry includes the sale of tickets primarily through online and mobile channels, but also through telephone and ticket outlets. The transition to online and mobile ticket purchases has made it easier for technology-based companies to offer primary ticketing services and standalone, automated ticketing systems that enable venues to perform their own ticketing services or utilize self-ticketing systems. In the online environment, we compete with other websites, online event sites and ticketing companies to provide event information, sell tickets and provide other online services such as fan clubs and artist websites.

We experience competition from other national, regional and local primary ticketing service providers to secure new venues and to reach fans for events. Resale, or secondary, ticketing services have created more aggressive buying of primary tickets whereby certain brokers are using automated internet "bot" technology to attempt to buy the best tickets when they go on sale, notwithstanding federal and state prohibitions. We actively develop and apply methods to mitigate the impact of these bots, however, the bot technology constantly evolves and changes. The internet allows fans and other ticket resellers to reach a vastly larger audience through the aggregation of inventory on resale websites and marketplaces, and provides consumers with more convenient access to tickets for a larger number and greater variety of events.

We also face significant and increasing competition from companies that sell self-ticketing systems, as well as from venues that choose to integrate self-ticketing systems into their existing operations or acquire primary ticketing service providers. Our competitors include primary ticketing companies such as Tickets.com, AXS, Paciolan, Inc., CTS Eventim AG, Eventbrite, eTix, SeatGeek, Ticketek, See Tickets and Dice; secondary ticketing companies such as StubHub, Vivid Seats, Viagogo and SeatGeek; and many others, including large technology and ecommerce companies that we understand have recently entered or could enter these markets.

Our main competitors at the local market level for sponsorships and advertising dollars include local sports teams, which often offer state-of-the-art venues, strong brand association and attractive local media packages, as well as festivals, theme parks and other local events. On the national level, our competitors include the major sports leagues that sell sponsorships combined with significant national media packages.

Government Regulations

We are subject to federal, state and local laws, both domestically and internationally, governing matters such as:

- privacy and the protection of personal or sensitive information;
- compliance with the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010 and similar regulations in other countries;
- primary ticketing and ticket resale services;
- construction, renovation and operation of our venues;
- licensing, permitting and zoning, including noise ordinances;
- human health, safety, security and sanitation requirements;
- the service of food and alcoholic beverages;
- working conditions, labor, minimum wage and hour, citizenship and employment laws;
- compliance with the Americans with Disabilities Act of 1990 ("ADA"), the United Kingdom's Disability Discrimination Act of 1995 ("DDA") and similar regulations in other countries;
- hazardous and non-hazardous waste and other environmental protection laws;
- sales and other taxes and withholding of taxes;
- marketing activities via the telephone and online; and
- historic landmark rules.

We believe that we are materially in compliance with these laws.

We are required to comply with federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data, an area that is increasingly subject to legislation and regulations in numerous jurisdictions around the world, including the European Union's GDPR (as defined and discussed below in Item 1A.—Risk Factors) and the California Consumer Protection Act.

We are required to comply with the laws of the countries in which we operate and also the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 regarding anti-bribery regulations. These regulations make it illegal for us to pay, promise to pay or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

From time to time, federal, state, local and international authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws, particularly as related to primary ticketing and ticket resale services.

The regulations relating to our food service operations in our venues are many and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food, the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level.

We also must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the customer. Although we generally hire outside vendors to provide these services at our larger operated venues and regularly sponsor training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor customers will not be served or that liability for their acts will not be imposed on us.

We are also required to comply with the ADA, the DDA and certain state statutes and local ordinances that, among other things, require that places of public accommodation, including our websites as well as existing and newly constructed venues, be accessible to customers with disabilities. The ADA and the DDA require that venues be constructed to permit persons with disabilities full use of a live entertainment venue. The ADA and the DDA may also require that certain modifications be made to existing venues to make them accessible to customers and employees who are disabled. In order to comply with the ADA, the DDA and other similar ordinances, we may face substantial capital expenditures in the future.

From time to time, governmental bodies have proposed legislation that could affect our business. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. Some jurisdictions have also proposed legislation that would restrict ticketing methods or mandate ticket inventory disclosure.

In addition, we and our venues are subject to extensive environmental laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances, as well as zoning and noise level restrictions which may affect, among other things, the hours of operations of and the type of events we can produce at our venues.

Our People and Culture

Bringing more than 43,600 events to life and connecting over 670 million fans across all of our concerts and ticketing platforms, as we did in 2022, is a massive undertaking, made possible by our thousands of employees spread across 48 countries. Our teams come together every day to grow our business, and we recognize our people are the key to our success—whether they're putting on a show at one of our venues, selling tickets, working with our brand partners or supporting our businesses in a myriad of other ways.

Taking Care of Our Own

Our core value with our employees is "taking care of our own," which means our top priority is making sure that every employee can rely on us to go above just providing standard compensation and benefits by offering assistance for a range of planned and unplanned situations. We also ensure that our employees have direct access to senior executives to raise concerns and share ideas. Our programs are structured under eight core pillars, designed to support key life moments:

- Taking Care of Yourself: To enhance overall happiness and wellness, we offer flexible vacation time, free ticket perks and in-house meditation sessions, crisis support and crowdfunding networks, and more.

- Taking Care of Your Health: Beyond a full suite of medical, dental and vision benefits, we provide access to virtual doctor's appointments.

- Taking Care of Your Mental Health: In 2022, we doubled down on our mental well-being offerings for staff – free virtual mental health coaching or therapy sessions, group support sessions, 24/7 counselor support line, and both in-person or virtual meditation and yoga sessions.

- Taking Care of Your Family: We provide assistance with fertility needs such as egg-freezing, egg-donation and IVF, as well as adoption or surrogacy, primary caregiver leave for new parents, sick leave to care for loved ones, and leave for bereavement or end-of-life care.

- Taking Care of Your Career: We offer many different career advancement opportunities including leadership workshops for mid-career employees, recognition for successful patent applications, live and on-demand training and tuition reimbursement to further an ongoing education.

- Taking Care of Your Wealth: To support long-term financial goals, we traditionally provide 401(k) or pension matching, a stock reimbursement program, and student loan repayment assistance.

- Taking Care of Our Own: During life's most difficult moments, we offer employees financial support to help them through a variety of crises, including unexpected deaths, natural disasters, and escaping domestic violence. To this end, in March 2020, in partnership with House of Blues Music Forward Foundation, we announced Crew Nation, a global relief fund offering financial support to live music crews to which we have donated over $10 million.

- **Taking Care of Others**: In order to empower our employees to get involved in causes that are meaningful to them, we provide paid time off for them to volunteer in their local communities.

Diversity, Inclusion and Belonging

We are continually striving towards our goal of being as diverse as the fans and artists that we serve, with an aim to uplift people across race, ethnicity, gender, sexual orientation, disability, and other underrepresented groups. Programs key to this mission include:

- **Promotion and Pay**: Ongoing reviews of positions and compensation with the goal of ensuring that all employees across Live Nation are paid appropriately and provided with promotion opportunities, regardless of individual demographics.

- **Employee Resource Groups**: Our seven employee-led groups with executive leaders as sponsors provide programs that focus on empowering underrepresented groups within our employee base through career development, networking, talent development, advocacy, non-profit support and community outreach.

- **Diversity Goals**: We remain committed to reaching the ambitious goals we set to strengthen the company's diversity from the top down. Our efforts thus far have resulted in both hiring and promoting diverse talent into a number of key leadership roles and in increasing overall representation across the business.

- **Live Nation Women Fund**: An early-stage investment fund we have created focused on female-led live music businesses.

- **Industry Engagement**: In 2022, we further demonstrated our commitment to diversity and inclusion by joining the efforts of "Diversify The Stage" and signing their pledge to provide greater access to equitable opportunities for underrepresented groups in live music, events, and touring industries.

Our efforts around diversity, equity, and inclusion have also gained us recognition on Forbes' Best Employers for Diversity list (2019, 2021-22), Forbes' America's Best Employers for Women (2022), Forbes' Best Employers for New Grads (2022), and Newsweek's Americas Greatest Workplaces for Diversity List (2023). We have also received a score of 100% on Human Rights Campaign Foundation's Corporate Equality Index (2019-22), earning us a Best Places to Work for LGBTQ+ Equality designation.

Human Capital

Our compensation philosophy is focused on attracting and retaining talented individuals who contribute to our values and help lead our dynamic and innovative environment. To determine market-competitive pay for our employees, we use a combination of entertainment and technology industry benchmarks.

We are committed to encouraging and rewarding pay-for-performance that is aligned with business objectives in the best interest of our shareholders for long-term growth and profitability. We further strive to reward individual achievements and contributions that are both aligned with and supportive of our short- and long-term goals and core business values. We believe that our efforts in these areas are working and contributing to the overall success of the Company, as evidenced by accolades such as obtaining a Great Place to Work® certification (2017-19, 2022), placing fourth on Indeed's list of the World's 50 Best Workplaces (2019), placing on Forbes' America's Best Large Employers List (2022), placing third on Fast Company's Most Innovative Companies list for the music sector (2019), and placing on Fortune's World's Most Admired Companies List (2021).

As of December 31, 2022, we had approximately 12,800 full-time employees. During regular operational times, our staffing needs vary significantly throughout the year. Therefore, we also employ seasonal and part-time employees, primarily for our live music venues and festivals. At the end of 2022, we employed approximately 15,500 seasonal and part-time employees and during peak seasonal periods, particularly in the summer months, we employed as many as 29,000 seasonal and part-time employees in 2022.

Labor Relations

The stagehands at some of our venues and other employees are subject to collective bargaining agreements. Our union agreements typically have a term of three years and thus regularly expire and require negotiation in the course of our business. We believe that we have good relationships with our employees and other unionized labor involved in our events, and there have been no related significant work stoppages in the past three years. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to renegotiate on terms favorable to us, and our business operations at one or more of our facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In addition, our business operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though we do not have unionized labor at that venue currently. A work stoppage at one or more of our owned or operated venues or at our promoted events could have a material adverse effect on our business, results of operations and financial condition. We cannot predict the effect that a potential work stoppage will have on our results of operations.

Information About Our Executive Officers

Set forth below are the names, ages and current positions of our executive officers and other significant employees as of February 16, 2023.

Name	Age	Position
Michael Rapino	57	President, Chief Executive Officer and Director
Jacqueline Beato	39	Chief Operating Officer–U.S. Concerts
Joe Berchtold	58	President and Chief Financial Officer
Brian Capo	56	Senior Vice President–Chief Accounting Officer
Liz Dyer	37	Senior Vice President–Human Resources
Johnel Evans	48	Global Vice President–Diversity and Inclusion
Arthur Fogel	69	Chairman–Global Music and President–Global Touring
Kaitlyn Henrich	32	Senior Vice President–Corporate Communications and Social Impact
John Hopmans	64	Executive Vice President–Mergers and Acquisitions and Strategic Finance
Bob Roux	65	President–U.S. Concerts
Michael Rowles	57	General Counsel and Secretary
Russell Wallach	57	President–Sponsorship and Advertising
Mark Yovich	48	President–Ticketmaster

Michael Rapino is our President and Chief Executive Officer and has served in this capacity since August 2005. He has also served on our board of directors since December 2005. Mr. Rapino has worked for us or our predecessors since 1999.

Jacqueline Beato is our Chief Operating Officer of our U.S. Concerts division and has served in this capacity since February 2022. Prior to that, Ms. Beato served as Executive Vice President of Operations starting in August 2020 and Senior Vice President of Investor Relations since joining us in July 2019. Ms. Beato was Senior Vice President of Finance and Treasurer of Caesars Entertainment prior to joining Live Nation.

Joe Berchtold is our President and Chief Financial Officer. He has served as President since December 2017 and Chief Financial Officer since July 2021. Prior to that, Mr. Berchtold served as our Chief Operating Officer since joining us in April 2011.

Brian Capo is our Senior Vice President and Chief Accounting Officer and has served in this capacity since joining us in December 2007.

Liz Dyer is our Senior Vice President of Human Resources and has served in this capacity since September 2020. Prior to that, Ms. Dyer served in various human resources roles since joining us in April 2016.

Johnel Evans is our Global Vice President of Diversity and Inclusion and has served in this capacity since joining us in June 2021. Prior to that, Ms. Evans was the Vice President, Inclusion Diversity & Engagement at Becton Dickinson and Company from September 2018 to June 2021 and Vice President, Human Resources of Becton Dickinson and Company's Vascular Access Division from November 2015 to September 2018.

Arthur Fogel is the Chairman of our Global Music group and President of our Global Touring division and has served in these capacities since 2005. Mr. Fogel has worked for us or our predecessors since 1999.

Kaitlyn Henrich is our Senior Vice President of Corporate Communications and Social Impact and has served in this capacity since January 2022. Prior to that, Ms. Henrich served in various corporate communications roles since joining us in January 2016.

John Hopmans is our Executive Vice President of Mergers and Acquisitions and Strategic Finance and has served in this capacity since joining us in April 2008.

Bob Roux is President of our U.S. Concerts division and has served in this capacity since October 2010. Mr. Roux has worked for us or our predecessors since 1990.

Michael Rowles is our General Counsel and has served in this capacity since joining us in March 2006 and as our Secretary since May 2007.

Russell Wallach is President of our Sponsorship and Advertising division and has served in this capacity since July 2006. Mr. Wallach has worked for us or our predecessors since 1996.

Mark Yovich is President of Ticketmaster and has served in this capacity since December 2020. Prior to that, Mr. Yovich served as President of Ticketmaster's International division since November 2011. Mr. Yovich has worked for us or our predecessors since 2000.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC's website at *www.sec.gov*.

You can find more information about us online at our investor relations website located at *www.investors.livenationentertainment.com*. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge on our website as soon as reasonably practicable after we electronically file such material with the SEC. The information posted on or accessible through our website is not incorporated into this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this Annual Report. The following risks relate principally to our business and operations, our leverage and our common stock. If any of the risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

Risks Relating to Our Business and the Live Events and Ticketing Industries

Our business is highly sensitive to public tastes and is dependent on our ability to secure popular artists and other live music events, and we and our ticketing clients may be unable to anticipate or respond to changes in consumer preferences, which may result in decreased demand for our services.

Our business is highly sensitive to rapidly changing public tastes and is dependent on the availability of popular artists and events. Our live entertainment business depends in part on our ability to anticipate the tastes of consumers and to offer events that appeal to them. Since we rely on unrelated parties to create and perform at live music events, any unwillingness to tour or lack of availability of popular artists could limit our ability to generate revenue. In particular, there are a limited number of artists that can headline a major North American or global tour or who can sell out larger venues, including many of our amphitheaters. If those artists do not choose to tour, or if we are unable to secure the rights to their future tours, then our concerts business would be adversely affected. Our artist management business could be adversely affected if the artists it represents do not tour or perform as frequently as anticipated, or if such tours or performances are not as widely attended by fans as anticipated due to changing tastes, general economic conditions or otherwise. Our ticketing business relies on third parties to create and perform live entertainment, sporting and leisure events and to price tickets to such events. Accordingly, our ticketing business' success depends, in part, upon the ability of these third parties to correctly anticipate public demand for particular events, as well as the availability of popular artists, entertainers and teams.

In addition, our live entertainment business typically books our live music tours four to eight months in advance of the beginning of the tour and often agrees to pay an artist a fixed guaranteed amount prior to our receiving any revenue. Therefore, if the public is not receptive to the tour, or we or an artist cancel the tour, we may incur a loss for the tour depending on the amount of the fixed guarantee or incurred costs relative to any revenue earned, as well as revenue we could have earned at booked venues. We have cancellation insurance policies in place to cover a portion of our losses if an artist cancels a tour but such policies may not be sufficient and are subject to deductibles. Furthermore, consumer preferences change from time to time, and our failure to anticipate, identify or react to these changes could result in reduced demand for our services, which would adversely affect our business, financial condition and results of operations.

Our business depends on relationships between key promoters, executives, agents, managers, artists and clients and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

The live music business is uniquely dependent upon personal relationships, as promoters and executives within live music companies such as ours leverage their existing network of relationships with artists, agents and managers in order to secure the rights to the live music tours and events which are critical to our success. Due to the importance of those industry contacts to our business, the loss of any of our promoters, officers or other key personnel could adversely affect our business. Similarly, the artist management business is dependent upon the highly personalized relationship between a manager and an artist, and the loss of a manager may also result in a loss of the artist represented by the manager, which could adversely affect our business. Although we have entered into long-term agreements with many of those individuals described above to protect our interests in those relationships, we can give no assurance that all or any of these key employees or managers will remain with us or will retain their associations with key business contacts, including music artists, as some agreements between a manager and an artist are not for a fixed period of time and are instead terminable at will.

The success of our ticketing business depends, in significant part, on our ability to maintain and renew relationships with existing clients and to establish new client relationships. We anticipate that, for the foreseeable future, the substantial majority of our Ticketing segment revenue will be derived from both online and mobile sales of tickets. We also expect that revenue from primary ticketing services, which consists primarily of our portion of per ticket convenience charges and per order service fees, will continue to comprise the substantial majority of our Ticketing segment revenue. We cannot provide assurances that we will be able to maintain existing client contracts, or enter into or maintain new client contracts, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Another important component of our success is our ability to maintain existing and to build new relationships with third-party distribution channels, advertisers, sponsors and service providers. Any adverse change in these relationships, including the inability of these parties to fulfill their obligations to our businesses for any reason, could adversely affect our business, financial condition and results of operations.

We face intense competition in the live music and ticketing industries, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

Our businesses are in highly competitive industries, and we may not be able to maintain or increase our current revenue due to such competition. The live music industry competes with other forms of entertainment for consumers' discretionary spending and within this industry we compete with other venues to book artists, and, in the markets in which we promote music concerts, we face competition from other promoters and venue operators. Our competitors compete with us for key employees who have relationships with popular music artists and who have a history of being able to book such artists for concerts and tours. These competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential artists. Due to increasing artist influence and competition to attract and maintain artist clients, we may enter into agreements on terms that are less favorable to us, which could negatively impact our financial results. Our competitors may develop services, advertising options or music venues that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. Within the live music industry, our artist management business also competes with numerous other artist management companies and individual managers in the United States alone, both to discover new and emerging artists and to represent established artists. Across the live music industry, it is possible that new competitors may emerge and rapidly acquire significant market share.

Our ticketing business faces significant competition from other national, regional and local primary ticketing service providers to secure new and retain existing clients on a continuous basis. Additionally, we face significant and increasing challenges from companies that sell self-ticketing systems and from clients who choose to self-ticket, through the integration of such systems into their existing operations or the acquisition of primary ticket services providers or by increasing sales through venue box offices and season and subscription sales. We also face competition in the resale of tickets from resale marketplaces and from other ticket resellers with online distribution capabilities. The advent of new technology, particularly as it relates to online ticketing, has amplified this competition. The intense competition that we face in the ticketing industry could cause the volume of our ticketing services business to decline. As we are also a content provider and venue operator we may face direct competition with our prospective or current primary ticketing clients, who primarily include live event content providers. This direct competition with our prospective or current primary ticketing clients could result in a decline in the number of ticketing clients we have and a decline in the volume of our ticketing business, which could adversely affect our business, financial condition and results of operations.

In the secondary ticket sales market, we have restrictions on our business that are not faced by our competitors, imposed as a result of agreements entered into with the Federal Trade Commission ("FTC"), the Attorneys General of several individual states, and various international governing bodies. These restrictions include: a requirement to clearly and conspicuously disclose on any primary ticketing website where a link or redirect to a resale website owned or controlled by us is posted, that the link is directing the user to a resale website and that ticket prices often exceed the ticket's original price; and a requirement to make certain clear and conspicuous disclosures and in certain instances disclose when a ticket being offered for resale is not "in-hand" as well as a requirement to monitor and enforce the compliance of third parties offering tickets on our websites with such disclosure requirements. There are certain state laws that now ban such speculative ticket listings, and the New York Attorney General has in the past brought lawsuits against resale companies for these practices.

Other variables related to the competitive environment that could adversely affect our financial performance by, among other things, leading to decreases in overall revenue, the number of sponsors, event attendance, ticket prices and fees or profit margins include:

- an increased level of competition for advertising dollars, which may lead to lower sponsorships as we attempt to retain advertisers or which may cause us to lose advertisers to our competitors offering better programs that we are unable or unwilling to match;
- unfavorable fluctuations in operating costs, including increased guarantees to artists, which we may be unwilling or unable to pass through to our customers via higher ticket prices;
- inability or unwillingness to fund the significant up-front cash requirements associated with our touring and ticketing businesses due to insufficient cash on hand or capacity under our senior secured credit facility, which could result in the loss of key tours to competitors or the inability to secure and retain ticketing clients;
- competitors' offerings that may include more favorable terms than we do in order to obtain agreements for new venues or ticketing arrangements or to obtain events for the venues they operate;
- technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive entertainment alternatives than we or other live entertainment providers currently offer, which may lead to a reduction in attendance at live events, a loss of ticket sales or lower ticket fees; and
- other entertainment options available to our audiences that we do not offer.

Our success depends, in significant part, on entertainment, sporting and leisure events and economic and other factors adversely affecting such events could have a material adverse effect on our business, financial condition and results of operations.

A decline in attendance at or reduction in the number of live entertainment, sporting and leisure events may have an adverse effect on our revenue and operating income. In addition, during periods of economic slowdown and recession, many consumers have historically reduced their discretionary spending and advertisers have reduced their advertising expenditures. The impact of economic slowdowns on our business is difficult to predict, but they may result in reductions in ticket sales, sponsorship opportunities and our ability to generate revenue. The risks associated with our businesses may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at live entertainment, sporting and leisure events. Many of the factors affecting the number and availability of live entertainment, sporting and leisure events are beyond our control. For instance, certain sports leagues have experienced labor disputes leading to threatened or actual player lockouts. Any such lockouts that result in shortened or canceled seasons would adversely impact our business to the extent that we provide ticketing services to the affected teams both due to the loss of games and ticketing opportunities as well as the possibility of decreased attendance following such a lockout due to adverse fan reaction.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals, and inflation can significantly impact our operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. These factors can affect attendance at our events, premium seat sales, sponsorship, advertising and hospitality spending, concession and merchandise sales, as well as the financial results of sponsors of our venues, events and the industry. Negative factors such as challenging economic conditions and public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending, and one negative factor can impact our results more than another. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting our operating results and growth.

The global COVID-19 pandemic had a material negative impact on our business and operating results. While our operations have largely returned to normal, any resurgence of the pandemic, or outbreaks causing localized endemics in markets where we have significant operations, would adversely affect our business, financial condition and results of operations.

In mid-March 2020, as the unprecedented impact of the global COVID-19 pandemic became clearer, we ceased all Live Nation tours and closed our venues to support global efforts at social distancing and mitigating the spread of the virus, and to comply with restrictions put in place by various governmental entities. Other concert promoters, venue operators and sports leagues around the globe similarly shut down. Each of our segments depends on live music and sporting events in order to generate most of its revenue. While our operations in most markets have largely returned to normal, there can be no assurances that new outbreaks will not again cause operations in impacted markets to close and/or revert to restrictions on activities experienced during the height of the pandemic for an unknown duration of time.

We experienced ancillary risks and uncertainties arising from the global COVID-19 pandemic that have been reduced due to improved conditions, but may again become more acute if there are COVID-19 resurgences, many of which are more fully described in this Item 1A. whether or not such risk factors identify the global COVID-19 pandemic as the underlying cause. The risks and uncertainties described herein should be read in conjunction with those set forth below. Such additional or attendant risks and uncertainties include, among other things:

- The impact of tightening labor markets across the globe combined with supply chain issues that could impact our ability to produce tours and festivals as well as open and maintain venues without timing and cost disruptions;
- the increased risk of litigation in the current and future environment, such as lawsuits challenging aspects of our ticket refund policies and procedures;
- a reduction in the profitability of our operations, whether due to increased operating costs of complying with governmental restrictions or safety precautions and protocols voluntarily undertaken, such as the need to supply personal protective equipment or conduct health screenings, or due to a reduction in revenue arising from such precautions, such as the potential that venues may not be able to be filled to capacity due to spacing and social distancing limitations in place at such time;
- potential decreased willingness of artists to tour, or impracticability of touring due to varying restrictions from jurisdiction to jurisdiction, including the possibility that national or sub-national borders are closed to travel;
- potential changes to consumer preferences for consumption of live music or sporting events due to fears of, or restrictions on, large gatherings;
- loss of ticketing clients due to the economic impacts of the pandemic;
- the inability to pursue expansion opportunities or acquisitions due to capital constraints;
- the future availability or increased cost of insurance coverage;
- a potential shift away from live events by sponsors and advertisers; and
- the incurrence of additional expenses related to compliance, precautions and management of our company.

We may again experience intensification of these risks and uncertainties should there be a resurgence of the pandemic or significant localized endemics; the ultimate magnitude of the impact on our business would depend on the severity and length of any outbreaks.

In addition, due to the reduction in cash flows we experienced from the global COVID-19 pandemic, we proactively took a number of steps to enhance our liquidity position, including our cost-savings and cash management programs and additional debt issuances. Future outbreaks of COVID-19 at any scale may again necessitate such actions, intensifying the risks described under the "Risks Relating to Our Leverage" section of the risk factors in this report. During the height of the pandemic we experienced negative credit actions, which could again occur if there are COVID-19 resurgences. Additionally, any COVID-19 resurgences could negatively affect financial markets and adversely impact our ability to raise funds.

We are dependent upon our ability to lease, acquire and develop live music venues, and if we are unable to do so on acceptable terms, or at all, our results of operations could be adversely affected.

Our Concerts and Sponsorship & Advertising segments require access to venues to generate revenue from live music events. For these events, we use venues that we own, but we also operate a number of our live music venues under various agreements which include leases with third parties, ownership through an equity interest or booking agreements, which are agreements where we contract to book the events at a venue for a specific period of time. Our long-term success in the live music business will depend in part on the availability of venues, our ability to lease these venues and our ability to enter into booking agreements upon their expiration. As many of these agreements are with third parties over whom we have little or no control, we may be unable to renew these agreements or enter into new agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with venues. Our ability to renew these agreements or obtain new agreements on favorable terms depends on a number of other factors, many of which are also beyond our control, such as national and local business conditions and competition from other promoters. If the cost of renewing these agreements is too high or the terms of any new agreement with a new venue are unacceptable or incompatible with our existing operations, we may decide to forego these opportunities. There can be no assurance that we will be able to renew these agreements on acceptable terms or at all, or that we will be able to obtain attractive agreements with substitute venues, which could have a material adverse effect on our results of operations.

We may continue to expand our operations through the development of live music venues and the expansion of existing live music venues, which poses a number of risks, including:

- construction of live music venues may result in cost overruns, delays or unanticipated expenses;
- desirable sites for live music venues may be unavailable or costly; and
- the attractiveness of our venue locations may deteriorate over time.

Growth or maintenance of our existing revenue depends in part on consistent investment in our venues. Therefore, we expect to continue to make substantial capital improvements to meet long-term increasing demand, improve value and grow revenue. We frequently have a number of significant capital projects underway. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements.

The amount of capital expenditures can vary significantly from year to year. In addition, actual costs could vary materially from our estimates if our assumptions about the quality of materials, equipment or workmanship required or the cost of financing such expenditures were to change. Construction is also subject to governmental permitting processes which, if changed, could materially affect the ultimate cost.

Additionally, the market potential of live music venue sites cannot be precisely determined, and our live music venues may face competition in markets from unexpected sources. Newly constructed live music venues may not perform up to our expectations. We face significant competition for potential live music venue locations and for opportunities to acquire existing live music venues. Because of this competition, we may be unable to add to or maintain the number of our live music venues on terms we consider acceptable.

There is the risk of personal injuries and accidents in connection with our live music events, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live music events, causing a decrease in our revenue.

There are inherent risks involved with producing live music events. As a result, personal injuries and accidents have occurred, and may in the future occur, from time to time, which could subject us to claims and liabilities for personal injuries. Incidents in connection with our live music events at any of our venues or festival sites that we own or rent could also result in claims, reducing operating income or reducing attendance at our events, which could cause a decrease in our revenue. We have been subject to wrongful death claims and are currently subject to other litigation. In addition, while we have security protocols in place at our events, illegal drug use or alcohol consumption at our events could result in negative publicity, adverse consequences (including illness, injury or death) to the persons engaged in such activities or others, and litigation against us. While we maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss for personal injuries sustained by persons at our venues or events or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

On November 5, 2021, the Astroworld music festival was held in Houston, Texas. During the course of the festival, ten members of the audience sustained fatal injuries and others suffered non-fatal injuries. Following these events, hundreds of civil lawsuits have been filed against Live Nation Entertainment, Inc. and related entities, asserting insufficient crowd control and other theories, seeking compensatory and punitive damages. These events are the subject of an ongoing investigation by local authorities in Harris County, Texas, and are the subject of an inquiry we received from the House of Representatives Committee on Oversight and Reform. We may incur material liabilities from the 2021 Astroworld event, for which it is currently expected liability insurance can provide sufficient coverage, but at this time there are no assurances of such coverage. In addition, this could negatively impact our business, including our ability to obtain reasonably priced insurance coverage for future events, costs of operating security at events and other cost and commercial ramifications. These effects could have a material impact on our business, financial condition, results of operations and/or cash flows.

Poor weather adversely affects attendance at our live music events, which could negatively impact our financial performance from period to period.

We promote and/or ticket many live music events. Weather conditions surrounding these events affect sales of tickets, concessions and merchandise, among other things. Poor weather conditions can have a material effect on our results of operations particularly because we promote and/or ticket a finite number of events. Increased weather variability due to climate change exacerbates weather-related issues we face. Due to weather conditions, we may be required to cancel or reschedule an event to another available day or a different venue, which would increase our costs for the event and could negatively impact the attendance at the event, as well as concession and merchandise sales. Poor weather can affect current periods as well as successive events in future periods.

Risks Relating to Information Technology, Cybersecurity and Intellectual Property

The success of our ticketing business and other operations depends, in part, on the integrity of our systems and infrastructure, as well as affiliate and third-party computer systems, computer networks and other communication systems. System interruption and the lack of integration and redundancy in these systems and infrastructure may have an adverse impact on our business, financial condition and results of operations.

System interruption and the lack of integration and redundancy in the information systems and infrastructure, both of our own ticketing systems and other computer systems and of affiliate and third-party software, computer networks and other communications systems service providers on which we rely, may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. Such interruptions could occur by virtue of natural disaster, malicious actions such as hacking or acts of terrorism or war, or human error. In addition, the loss of some or all of certain key personnel could require us to expend additional resources to continue to maintain our software and systems and could subject us to systems interruptions. The large infrastructure plant that is required to operate our systems requires an ongoing investment of time, money and effort to maintain or refresh hardware and software and to ensure it remains at a level capable of servicing the demand and volume of business that Ticketmaster receives. Failure to do so may result in system instability, degradation in performance, or unfixable security vulnerabilities that could adversely impact both the business and the consumers utilizing our services.

While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial condition and results of operations.

Data loss or other breaches of our network security could materially harm our business and results of operations, and the processing, storage, use and disclosure of personal or sensitive information could give rise to liabilities and additional costs as a result of governmental regulation, litigation and conflicting legal requirements relating to personal privacy rights.

Due to the nature of our business, we process, store, use, transfer and disclose certain personal or sensitive information about our customers and employees. Penetration of our network or other misappropriation or misuse of personal or sensitive information and data, including credit card information and other personally identifiable information, could cause interruptions in our operations and subject us to increased costs, litigation, inquiries and actions from governmental authorities, and financial or other liabilities. In addition, security breaches, incidents or the inability to protect information could lead to increased incidents of ticketing fraud and counterfeit tickets. Security breaches and incidents could also significantly damage our reputation with consumers, ticketing clients and other third parties, and could result in significant costs related to remediation efforts, such as credit or identity theft monitoring.

Although we have developed systems and processes that are designed to protect customer and employee information and to prevent security breaches or incidents (which could result in data loss or other harm or loss), such measures cannot provide absolute security or certainty. It is possible that advances in computer and hacker capabilities, new variants of malware, the development of new penetration methods and tools, inadvertent violations of company policies or procedures or other developments could result in a compromise of customer or employee information or a breach of the technology and security processes that are used to protect customer and employee information. The techniques used to obtain unauthorized access, automate or expedite transactions or other activities on our platform (e.g., "bots"), disable or degrade service or sabotage systems (or otherwise bring about one or more of these effects) may change frequently and as a result, may be difficult for our business to detect for long periods of time and may impact the efficacy of our defenses and/or the products and services we provide. In addition, despite our best efforts, we may be unaware of or unable to anticipate these techniques or implement adequate preventative measures. For instance, in November 2022, significant bot activity in connection with a large ticket onsale significantly contributed to a degraded website experience for customers and our eventually needing to pause the on-sale to address these issues. We have expended significant capital and other resources to protect against and remedy such potential security breaches, incidents and their consequences, including the establishment of a dedicated cybersecurity organization within our larger technology environment, and will continue to do so in the future.

We also face risks associated with security breaches and incidents affecting third parties with which we are affiliated or with which we otherwise conduct business. In particular, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture and/or may pose a security risk that could unexpectedly compromise information security. For example, in the second quarter of 2018, we became aware that a third-party customer support product, used in certain jurisdictions outside the United States, was infected with a malicious code that may have allowed an unauthorized party to skim customers' personal or payment information from their browsers. We acted promptly to disable the infected third-party product, reviewed our systems and interfaced with regulatory authorities as a result of this incident. Consumers are generally concerned with the security and privacy of the internet, and any publicized security problems affecting our businesses and/or third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

In addition to the above concerns related to network and data security, the collection, transfer, use, disclosure, security and retention of personal or sensitive information and other user data are governed by existing and evolving federal, state and international laws. We have expended significant capital and other resources to keep abreast of the evolving privacy landscape, including the establishment of a dedicated global privacy organization within our legal team. However, our business could be adversely affected if legislation or regulations are expanded to require changes in business practices or policies (including, for example, practices or policies regarding the collection, transfer, use, disclosure, security, and retention of personal or sensitive information), or if governing jurisdictions interpret or implement legislation or regulations in a manner which negatively affects our business, financial condition and/or results of operations. Due to the changes in the data privacy regulatory environment, we may incur additional costs and challenges to our business that restrict or limit our ability to collect, transfer, use, disclose, secure, or retain personal or sensitive information. These changes in data privacy laws may require us to modify our current or future products, services, programs, practices or policies, which may in turn impact the products and services available to our customers.

Regulators and government enforcement actions worldwide are imposing significant fines against companies for data privacy violations. Our business operations, including our ticketing business, involve the collection, transfer, use, disclosure, security, and disposal of personal or sensitive information in various locations around the world, including the European Union ("E.U."), where the General Data Protection Regulation ("GDPR") governs data privacy and can result in the imposition of significant fines and penalties. In addition, following the withdrawal of the United Kingdom ("U.K.") from the E.U. on December 31, 2020, we were required to separately comply with the U.K.'s data protection law, under which additional fines and penalties could be imposed independent of the GDPR. In the United States, several new comprehensive privacy laws (including in California, Virginia and Colorado, which take effect in 2023), as well as new laws in Connecticut and Utah, will require us to update our policies and procedures to continue to protect data as required under those laws. U.K. data protection law has continued to evolve and, notwithstanding the current EU decision that allows data to be transferred from the EU to the U.K., we anticipate additional changes to U.K. data protection law within the next 12-18 months. Any additional changes in the E.U., U.K. and/or the United States could lead to additional compliance costs and could increase our overall risk.

As we expand our operations into new jurisdictions, the costs associated with compliance with applicable local data privacy laws and regulations increases. It is possible that government or industry regulation in these markets will require us to deviate from our standard processes and/or make changes to our products, services and operations, which will increase operational cost and risk.

Our failure or the failure of the various third-party vendors and service providers with which we are affiliated or otherwise conduct business to comply with applicable federal, state or international laws and regulations and/or to comply with our privacy policies and/or or any compromise of security that results in the unauthorized collection, transfer, use or disclosure of personal or sensitive information or other user data may result in negative publicity resulting in reputation or brand damage, may discourage potential users from purchasing tickets or trying our products and services, and may result in proceedings/fines by governmental agencies and/or private litigation brought by consumers; the realization of one or all of the foregoing could adversely affect our business, financial condition and results of operations.

We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We regard our intellectual property rights, including patents, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We also rely heavily upon software codes, informational databases and other components that make up our products and services.

We have been granted trademark registrations and patents and/or have trademark and patent applications pending with the United States Patent and Trademark Office and/or various foreign authorities for various proprietary trademarks, technologies and other inventions. Any patent or trademark application filed may not result in a patent or trademark registration being issued, or existing or future patents or trademarks may not be adjudicated valid by a court or be afforded adequate protection against competitors. Likewise, the issuance of a patent or trademark registration to us does not mean that its processes, inventions or trademark will not be found to infringe upon rights previously issued to third parties. We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the intellectual property rights of third parties. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names or other intellectual property and could adversely affect our business, financial condition and results of operations. Therefore, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.

Risks Relating to Governmental Regulation and Litigation

We operate in international markets which subject us to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect our business, financial condition and results of operations.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

- political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which we currently have international operations or into which we may expand, particularly in the case of emerging markets;
- more restrictive or otherwise unfavorable government regulation of the live entertainment and ticketing industries, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;
- limitations on the enforcement of intellectual property rights;
- limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;
- adverse tax consequences due both to the complexity of operating across multiple tax regimes as well as changes in, or new interpretations of, international tax treaties and structures;
- expropriations of property and risks of renegotiation or modification of existing agreements with governmental authorities;
- diminished ability to legally enforce our contractual rights in foreign countries;
- limitations on technology infrastructure, which could limit our ability to migrate international operations to a common ticketing system;
- variability in venue security standards and accepted practices;
- lower levels of internet usage, credit card usage and consumer spending in comparison to those in the United States; and

- difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by United States law and our internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively or cost-efficiently.

As we expand into new markets these risks will be intensified and will have the potential to impact a greater percentage of our business and operating results. Our ability to expand our international operations into new jurisdictions, or further into existing jurisdictions will depend, in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

In foreign countries in which we operate, a risk exists that our employees, contractors or agents could, in contravention of our policies, engage in business practices prohibited by applicable United States laws and regulations, such as the United States Foreign Corrupt Practices Act, as well as the laws and regulations of other countries prohibiting corrupt payments to government officials such as the United Kingdom Bribery Act 2010. We maintain policies prohibiting such business practices and have in place global anti-corruption compliance and training programs designed to ensure compliance with these laws and regulations. Nevertheless, the risk remains that one or more of our employees, contractors or agents, including those based in or from countries where practices that violate such United States laws and regulations or the laws and regulations of other countries may be customary, as well as those associated with newly-acquired businesses, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate such laws and regulations. Any such violations, even if prohibited by our internal policies, could result in fines, criminal sanctions against us and/or our employees, prohibitions on the conduct of our business and damage to our reputation, which could adversely affect our business, financial condition and results of operations.

In addition, given our substantial operations in the U.K. and the E.U., we face risks and uncertainties due to the U.K.'s exit from the European Union. The U.K. has agreed to "third country" trading status in a new E.U.-U.K. Trade and Cooperation Agreement applicable from January 1, 2021. The trade agreement sets out arrangements in areas such as tariff-free trade in goods. However, it does not match the level of economic integration that existed while the U.K. was an E.U. Member State. There will be additional bureaucracy and cost with customs formalities, VAT, excise duties and ATA carnets for goods moved between the U.K. and the E.U.

These risks and uncertainties include some regulatory uncertainty for data protection. It has been confirmed that the U.K. ICO will not be able to act as the single authority for E.U. multinationals; this means that E.U. multinationals will often have two regulators; one for U.K. activities and one for the rest of the E.U. where cross-border processing takes place. Live Nation has been assigned a new lead authority based on its cross-border processing, so it continues to have a main point of contact for the E.U. In addition, the U.K. is now not part of the E.U. for purposes of data transfers. The GDPR principle that data cannot leave the E.U. (to the U.K. in this case) now applies, however the U.K. has been granted adequacy by the E.U., allowing data to continue to flow to the U.K. Live Nation has already documented data flows to identify where U.K. flows occur and have contractual templates prepared. We are in the process of reviewing the U.K.'s International Data Transfer Agreement laid out before the U.K. and will monitor whether the U.K. will implement an adequacy system, as proposed by the U.K. government's data reform package, so we are prepared to comply with any transfer limitation obligations under the U.K. regime.

Live Nation as a tour sponsor will continue to use temporary worker routes into the U.K. now including E.U. and European Economic Area musicians and crew on the sponsor's license. For tours in Europe, U.K. musicians' working arrangements will be subject to individual E.U. member states and bilateral agreements reached with the U.K. Government. In the majority of member states the working arrangements will be similar, such as in France and Germany. In others, there may be new requirements for the sponsor. The E.U. is introducing an Electronic System for Travel Authorization (ESTA) style visa-waiver system (ETIAS – European Travel Information and Authorization System) starting in late 2023 for visitors from countries which are not part of the E.U. From the end of 2023, all U.S. citizens travelling to the Schengen zone will need to register with ETIAS. The U.K. is introducing its own Electronic Travel Authorization scheme (ETA) to digitalize its borders by 2025.

We are subject to extensive governmental regulation, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

Our operations are subject to federal, state and local statutes, rules, regulations, policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

- privacy laws and protection of personal or sensitive information, as more particularly described above under the risk factor related to our processing, storage, use and disclosure of personal or sensitive information;
- compliance with the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act 2010 and similar regulations in other countries, as more particularly described above under the risk factor related to our international operations;
- primary ticketing and ticket resale services;
- construction, renovation and operation of our venues;
- licensing, permitting and zoning, including noise ordinances;
- human health, safety, security and sanitation requirements;
- the service of food and alcoholic beverages;
- working conditions, labor, minimum wage and hour, citizenship and employment laws;
- compliance with the ADA and the DDA;
- hazardous and non-hazardous waste and other environmental protection laws;
- sales and other taxes and withholding of taxes;
- marketing activities via the telephone and online; and
- historic landmark rules.

Our failure to comply with these laws and regulations could result in proceedings/fines against us by governmental agencies and private actions brought by consumers, which if material, could adversely affect our business, financial condition and results of operations. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding of the law or regulation. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. New legislation could be passed that may negatively impact our business, such as provisions that have recently been proposed in various jurisdictions. Additionally, governmental actions such as the current sanctions by the United States Department of the Treasury's Office of Foreign Assets Control and European regulators on certain Russian individuals and entities, as well as other sanctions elsewhere in the world, could restrict or limit our business activities in certain areas or subject us to sanction for noncompliance, even if inadvertent.

From time to time, federal, state and local authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved each such material investigation, inquiry or litigation. We are currently subject to agreements with the States of New Jersey, Maryland, Nevada, and Illinois and the FTC which govern, and in certain cases place limitations on, our ticketing resale practices. Our competitors in the secondary ticket sales market are not, to our knowledge, bound by such limitations (other than as a result of laws that apply equally to all secondary ticket sellers) and as a result, we may be at a competitive disadvantage. From time to time, other states, Canadian provinces and the federal government have commenced investigations or inquiries related to other aspects of our ticketing business, including a now-settled suit brought by the Canadian Competition Bureau relating to alleged deceptive marketing practices. In addition, in January 2020, we agreed with the United States Department of Justice to extend the duration of the consent decree we entered into in connection with our merger with Ticketmaster Entertainment LLC, which places certain restraints on our business (see the risk factor entitled "We agreed with the United States Department of Justice to extend and clarify the court-imposed final judgment to which we became subject in connection with the merger of Live Nation, Inc. and Ticketmaster Entertainment LLC, which places certain restrictions and obligations on us which could negatively impact our business" below). We have incurred legal expenses in connection with the defense of governmental investigations and litigation in the past and may be required to incur additional expenses in the future regarding such investigations and litigation. In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent us from engaging in the ticketing business generally (or in a particular segment thereof) or subject us to potential damage assessments, all of which could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings may have a negative impact on us that may be greater or smaller depending on the nature of the rulings. In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties, as further described in the immediately preceding risk factor. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business, financial condition and results of operations. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and results of operations.

In December 2019, we agreed with the United States Department of Justice to extend and clarify the court-imposed final judgment to which we became subject in connection with the merger of Live Nation, Inc. and Ticketmaster Entertainment LLC, which places certain restrictions and obligations on us which could negatively impact our business.

In connection with the merger of Live Nation, Inc. and Ticketmaster Entertainment LLC in 2010, we became subject, through July 2020, to a court-imposed final judgment (the "Final Judgment") that places certain restrictions and obligations on us in order to address the issues the United States Department of Justice (the "DOJ") raised in its antitrust review of the merger. Pursuant to the Final Judgment, we agreed to abide by certain behavioral remedies and to provide periodic reports to the DOJ about our compliance with the Final Judgment. The Final Judgment was due to expire in July 2020; in December 2019, we reached an agreement with the DOJ to clarify certain aspects of the Final Judgment and extend its duration through the end of 2025 (the "Amended Final Judgment").

Under the Amended Final Judgment we may not (i) threaten to condition (or actually condition) the provision of Live Nation concerts on a venue choosing Ticketmaster, or (ii) retaliate (i.e., withhold any Live Nation concerts) in response to a venue choosing a ticketing services provider other than Ticketmaster. In addition, pursuant to the Amended Final Judgment, (i) an independent monitor has been appointed to monitor and report to the DOJ on our compliance with the Amended Final Judgment, and investigate any potential violations thereof, (ii) we appointed an internal antitrust compliance officer and have conducted (and will continue to annually conduct) internal trainings to ensure our employees fully comply with the Amended Final Judgment; (iii) we provided, and will continue to provide, notice to current or potential venue customers of the Amended Final Judgment and its restrictions on our business conduct; and (iv) we are subject to an automatic penalty of $1,000,000 for each violation. We agreed to pay costs and fees for the independent monitor and the DOJ's past investigation and enforcement.

During the duration of the Amended Final Judgment, we are restricted from engaging in certain business activities that, absent the Final Judgment, would be lawful for us to undertake. Our inability to undertake these business strategies could disadvantage us when we compete against firms that are not restricted by any such order. In addition, our business will be under continued and enhanced scrutiny by the DOJ, including by the independent monitor. Our compliance with the Amended Final Judgment therefore creates certain unquantifiable business risks for us.

In connection with the merger we also entered into a consent agreement with the Canadian Commissioner of Competition (the "Canadian Consent Agreement"), which had the effect of imposing essentially the same terms as the Final Judgment on our business in Canada. The various terms of the Canadian Consent Agreement expired on or before July 2020.

General Risks Relating to our Business and Operations

We may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks or disease epidemics.

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, public health concerns such as contagious disease outbreaks, natural disasters or similar events, may deter artists from touring and/or substantially decrease the use of and demand for our services and the attendance at live music events, which may decrease our revenue or expose us to substantial liability. The terrorism and security incidents in the past, military actions in foreign locations, periodic elevated terrorism alerts and fears from publicized contagious disease outbreaks have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities.

In the event of actual or threatened terrorism events, some artists may refuse to travel or book tours, which could adversely affect our business. Attendance at events may decline due to fears over terrorism and contagious disease outbreaks, which could adversely impact our operating results. There have been terrorist attacks at events that we have promoted or with which we have otherwise been involved, which have resulted in lawsuits questioning, among other things, the adequacy of the security precautions at these events. While we are constantly evaluating the security precautions for our events in an effort to ensure the safety of the public, no security measures can guarantee safety and there can be no assurances that we won't face liabilities, which could be substantial and materially impact our operating results, in connection with such terrorist attacks at our events. In addition, we hold a large number of events at third-party venues that we do not own or operate. While we do not have direct control over the security at such venues, there can be no guarantees that victims of a terrorism or casualty event at such venues will not seek to impose, or ultimately be successful in imposing, liability on us.

While we have health and safety programs designed to mitigate the risks that are inherent in the staging of concerts and other events, as well as those associated with extraordinary occurrences or actions that may take place at our events, there can be no assurances that these programs will be sufficient to fully cover every possibility. Despite our best efforts, some occurrences or actions are difficult to foresee and adequately plan for, which could lead to fan, vendor and/or employee harm resulting in fines, penalties, legal costs and reputational risk that could materially and adversely impact our business and results of operations.

Exchange rates may cause fluctuations in our results of operations that are not related to our operations.

Because we own assets overseas and derive revenue from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the United States Dollar. We cannot predict the effect of exchange rate fluctuations upon future operating results. For the year ended December 31, 2022, our international operations accounted for approximately 34% of our revenue. We cannot predict the future relationship between the United States Dollar and the currencies used by our international businesses, principally the British Pound, Euro, Australian Dollar, Canadian Dollar and Mexican Peso. We experienced foreign exchange rate operating income of $2.6 million for the year ended December 31, 2020 and foreign exchange operating losses of $39.8 million and $9.2 million for the years ended December 31, 2022 and 2021, respectively, which impacted our operating income (loss). See Item 7A.—Quantitative and Qualitative Disclosures about Market Risk.

We may enter into future acquisitions and take certain actions in connection with such transactions, including actions taken to comply with antitrust, competition and other regulations, that could affect our business and results of operations; if we are unsuccessful in our future acquisition endeavors, our business could be adversely impacted.

Our future growth rate depends in part on our selective acquisition of additional businesses. A portion of our growth has been attributable to acquisitions. We may be unable to identify other suitable targets for further acquisition or make further acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, the credit agreement for our senior secured credit facility restricts our ability to make certain acquisitions. In connection with future acquisitions, we could take certain actions that could adversely affect our business, including:

- using a significant portion of our available cash;
- issuing equity securities, which would dilute current stockholders' percentage ownership;
- incurring substantial debt;
- incurring or assuming contingent liabilities, known or unknown;
- incurring amortization expenses related to intangibles; and
- incurring large accounting write-offs or impairments.

In addition, acquisitions involve inherent risks which, if realized, could adversely affect our business and results of operations, including those associated with:

- integrating the operations, financial reporting, technologies and personnel of acquired companies, including establishing and maintaining a system of internal controls appropriate for a public company environment;
- managing geographically dispersed operations;
- the diversion of management's attention from other business concerns;
- the inherent risks in entering markets or lines of business in which we have either limited or no direct experience;
- the potential loss of key employees, customers and strategic partners of acquired companies; and
- the impact of laws and regulations relating to antitrust at the state, federal and international levels, which could significantly affect our ability to complete acquisitions and expand our business.

Our operations are seasonal and our results of operations vary from quarter to quarter and year over year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

We believe our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, the timing of tours, tour cancellations, event ticket on-sales, capital expenditures, seasonal and other fluctuations in our operating results, the timing of guaranteed payments and receipt of ticket sales and fees, financing activities, acquisitions and investments and receivables management. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Typically, we experience our lowest financial performance in the first and fourth quarters of the calendar year as our outdoor venues are primarily used, and our festivals primarily occur, during May through October. In addition, the timing of tours of top grossing acts can impact comparability of quarterly results year over year and potentially annual results. The timing of event on-sales by our ticketing clients can also impact this comparability. In addition, the seasonality of our businesses could create cash flow management risks if we do not adequately anticipate and plan for periods of decreased activity, which could negatively impact our ability to execute on our strategy, which in turn could harm our results of operations. Due to the unprecedented stoppage of our concert events globally in mid-March 2020 due to the global COVID-19 pandemic, we did not experience our typical seasonality trends in 2020 and 2021 even with the resumption of events late in the second quarter of 2021.

The following table sets forth our operating income (loss) for the last eight fiscal quarters (in thousands):

	2022	2021
March 31	$ 27,060	$ (303,172)
June 30	318,699	(127,285)
September 30	506,249	137,145
December 31	(119,890)	(124,546)

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

We currently secure insurance programs to address our various risks with terms, conditions and costs that management deems appropriate for our business. However, heightened concerns and challenges regarding property, casualty, business interruption, contingency and other insurance coverage have resulted from terrorist and other security incidents along with varying weather-related conditions, pandemics and other incidents. Any such events that are of a massive scale causing significant losses to insurance providers could negatively impact the insurance marketplace, and as a result, we may experience increased difficulty obtaining sufficiently high policy limits of coverage at a cost we believe to be reasonable, including coverage for acts of terrorism, cyber attacks, weather-related damage and disruptions and other perils associated with our operations, including communicable diseases and/or pandemics, artist illnesses and/or inability to perform, and other general casualty matters. We have experienced a significant increase in our cost to obtain appropriate insurance over the past several years, though it is difficult to gauge the portion of this increase that is due to conditions in the insurance marketplace generally versus that attributable to our claims history for the mass casualty, cybersecurity, the global COVID-19 pandemic, event cancellations, and other incidents that we have faced. We have a material investment in property and equipment at each of our venues, which are generally located near major cities and which hold events typically attended by a large number of fans. We also have a significant investment in technology, including our ticketing systems. At December 31, 2022, we had property and equipment with a net book value of $1.5 billion. We cannot guarantee that future increases in insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, thereby possibly impacting our operating results and growth.

We cannot provide assurance that our insurance policy coverage limits, including insurance coverage for property, casualty, artists, business interruption losses, cyber attacks and acts of terrorism, would be adequate under the circumstances should one or multiple events occur at or near any of our business locations, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot guarantee that adequate coverage limits will be available, offered at a reasonable cost, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our business facilities could have a material adverse effect on our financial position and future results of operations if asset damage and/or company liability were to exceed insurance coverage limits or if an insurer were unable to sufficiently or fully pay our related claims or damages.

We depend upon unionized labor for the provision of some of our services and any work stoppages or labor disturbances could disrupt our business; potential union pension obligations could cause us to incur unplanned liabilities.

The stagehands at some of our venues and other employees are subject to collective bargaining agreements. Our union agreements typically have a term of three years and thus regularly expire and require negotiation in the ordinary course of our business. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In addition, our business operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though we do not have unionized labor at that venue currently. A work stoppage at one or more of our owned or operated venues or at our promoted events could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the effect that a potential work stoppage would have on our business.

We participate in, and make recurrent contributions to, various multiemployer pension plans that cover many of our current and former union employees. Our required recurrent contributions to these plans could unexpectedly increase during the term of a collective bargaining agreement due to ERISA laws that require additional contributions to be made when a pension fund enters into critical status, which may occur for reasons that are beyond our control. In addition, we may be required by law to fulfill our pension withdrawal liability with respect to any multiemployer pension plans from which we may withdraw or partially withdraw. Our potential withdrawal liability will increase if a multiemployer pension plan in which we participate has significant underfunded liabilities. Any unplanned or greater than expected multiemployer pension liabilities could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Leverage

We have a large amount of debt and lease obligations that could restrict our operations and impair our financial condition. The agreements governing our senior secured credit facility and certain of our other indebtedness impose restrictions on us that limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations under our debt.

The agreements governing our senior secured credit facility and certain of our other indebtedness include restrictive covenants that, among other things, restrict our ability to:

- incur additional debt;
- pay dividends and make distributions;
- make certain investments;
- repurchase our stock and prepay certain indebtedness;
- create liens;
- enter into transactions with affiliates;
- modify the nature of our business;
- enter into sale-leaseback transactions;
- transfer and sell material assets; and
- merge or consolidate.

In addition, our senior secured credit facility includes other restrictions, including requirements to maintain certain financial ratios. Our failure to comply with the terms and covenants of our indebtedness could lead to a default under the terms of the governing documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable.

As of December 31, 2022, our total indebtedness, excluding unamortized debt discounts and debt issuance costs of $51.8 million, was $6.0 billion. Our available borrowing capacity under the revolving portion of our senior secured credit facility at that date was $578.7 million, with outstanding letters of credit of $51.3 million. We may also incur significant additional indebtedness in the future.

Our substantial indebtedness could have adverse consequences, including:

- making it more difficult for us to satisfy our obligations;
- increasing our vulnerability to adverse economic, regulatory and industry conditions;
- limiting our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other purposes;
- requiring us to dedicate a substantial portion of our cash flow from operations to fund payments on our debt, thereby reducing funds available for operations and other purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- making us more vulnerable to increases in interest rates; and
- placing us at a competitive disadvantage compared to our competitors that have less debt.

To service our debt and lease obligations and to fund potential acquisitions, artist and ticketing advances and capital expenditures, we will require a significant amount of cash, which depends on many factors beyond our control.

Our ability to service our debt and lease obligations and to fund potential acquisitions, artist and ticketing advances and capital expenditures will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make payments on and to refinance our debt will also depend on our ability to generate cash in the future. This is, to an extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations and other capital resources is insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. In addition, the terms of our existing debt, including our senior secured credit facility, and other future debt may limit our ability to pursue any of these alternatives.

These measures might also be unsuccessful or inadequate in permitting us to meet scheduled debt service or lease obligations. We may be unable to restructure or refinance our obligations and obtain additional debt or equity financing or sell assets on satisfactory terms or at all. Capital markets have been volatile in the recent past; a downturn could negatively impact our ability to access capital should the need arise. As a result, the inability to meet our debt or lease obligations could cause us to default on those obligations. Any such defaults could materially harm our financial condition and liquidity.

See Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Firm Commitments for further discussion.

We depend on the cash flows of our subsidiaries in order to satisfy our obligations.

We rely on distributions and loans from our subsidiaries to meet our payment requirements under our obligations. If our subsidiaries are unable to pay dividends or otherwise make payments to us, we may not be able to make debt service payments on our obligations. We conduct substantially all of our operations through our subsidiaries. Our operating cash flows and consequently our ability to service our debt is therefore principally dependent upon our subsidiaries' earnings and their distributions of those earnings to us and may also be dependent upon loans or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and may have no obligation, contingent or otherwise, to pay any amount due pursuant to our obligations or to make any funds available for that purpose. Our foreign subsidiaries generate a portion of our operating cash flows. Although we do not intend to repatriate these funds from our foreign subsidiaries in order to satisfy payment requirements in the United States, we would be required to accrue and pay United States state income taxes as well as any applicable foreign withholding or transaction taxes on future repatriations. These taxes could be substantial and could have a material adverse effect on our financial condition and results of operations. In addition, the ability of our subsidiaries to provide funds to us may be subject to restrictions under our senior secured credit facility and may be subject to the terms of such subsidiaries' future indebtedness, as well as the availability of sufficient surplus funds under applicable law.

Conversion of our convertible notes may dilute the ownership interest of existing stockholders and may affect our per share results and the trading price of our common stock.

The issuance of shares of our common stock upon conversion of our convertible notes may dilute the ownership interests of existing stockholders. Issuances of stock on conversion may also affect our per share results of operations. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

As of December 31, 2022, we own, operate or lease 172 entertainment venues throughout North America and 99 entertainment venues internationally. We have a lease ending June 30, 2030 for our corporate headquarters in Beverly Hills, California, used primarily by our executive group and certain of our domestic operations management staff. We also lease office space and other facilities in 44 countries that support our Concerts, Ticketing and Sponsorship & Advertising segment operations. We believe our venues and facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs.

Our leases are for varying terms ranging from monthly to multi-year. These leases can typically be for terms of three to 10 years for our office leases and five to 25 years for our venue leases, and many include renewal options. There is no significant concentration of venues under any one lease or subject to negotiation with any one landlord. We believe that an important part of our management activity is to negotiate suitable lease renewals and extensions.

ITEM 3.   LEGAL PROCEEDINGS

Information regarding our legal proceedings can be found in Part II—Financial Information—Item 8. Financial Statements and Supplementary Data—Note 8 – Commitments and Contingent Liabilities and —Note 2 – Acquisitions.

PART II—FINANCIAL INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock was listed on the New York Stock Exchange under the symbol "LYV" beginning on December 21, 2005. There were 2,908 stockholders of record as of February 16, 2023. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

Purchase of Equity Securities

The following table provides information regarding repurchases of our common stock during the quarter ended December 31, 2022.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Program (2)	Maximum Fair Value of Shares that May Yet Be Purchased Under the Program (2)
October 2022	—	—		
November 2022	—	—		
December 2022	1,052,537	$69.76		
	1,052,537			

(1) Represents shares of common stock that employees surrendered as part of the default option to satisfy withholding taxes in connection with the vesting of restricted stock awards, and in respect of the exercise price and withholding taxes for net stock option exercises where no resulting shares were sold, under our stock incentive plan. Pursuant to the terms of our stock plan, such shares recycle to available shares under the plan.

(2) We do not have a publicly announced program to purchase shares of our common stock. Accordingly, there were no shares purchased as part of a publicly announced program.

Dividend Policy

Information regarding our dividend policy can be found in Part II —Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 11 – Equity.

Recent Sales of Unregistered Securities

None.

ITEM 6. SELECTED FINANCIAL DATA

Information is within Part II—Financial Information—Item 8.—Financial Statements and Supplementary Data and should be read in conjunction with Item 7.—Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the consolidated financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under Item 1A.—Risk Factors and other sections in this Annual Report.

The following discussion of our financial condition and results of operations generally discusses 2022 and 2021 items along with year-over-year comparisons between these two years. Discussion of 2020 items and year-over-year comparisons between 2021 and 2020 can be found in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Annual Report on Form 10-K.

Executive Overview

In 2022, we saw an almost full return to normal operations. Despite the concert business not fully emerging from closures and mandated restrictions until well into the first quarter of 2022, Live Nation still had its best year ever, breaking both financial and operational records. It was a milestone year for the Company, reinforcing the health of all three of our segments and live entertainment.

With the exception of China, all of our markets and venues were fully open by the fourth quarter of 2022. This, coupled with our deferred revenue balances at the end of December 2022 and ongoing sales trends that suggest continued strong demand for concerts, making us hopeful for continued success in 2023.

During the year ended December 31, 2022, consolidated revenue increased by $10.4 billion, from $6.3 billion in 2021 to $16.7 billion this year. The increase as compared to the prior year was $11.0 billion without the impact of changes in foreign exchange rates. All three of our segments had revenue growth in the year, with the largest increase coming from our Concerts segment as discussed below. Exceptionally strong demand for live events in the year led to record fan count and ticket sales, powering the concerts center of our business flywheel.

We had consolidated operating income of $732 million in 2022, compared to a loss of $418 million in 2021, an improvement of $1.1 billion, resulting from fans returning to our shows at levels far exceeding one year ago when show activity was largely limited to the United States and the United Kingdom. Consolidated AOI for the year increased by $1.1 billion, from $324 million in 2021 to $1.4 billion this year. The increase as compared to the same period of the prior year was $1.1 billion without the impact of changes in foreign exchange rates. With the United States dollar notably strengthening over the past nine months, it has adversely impacted both our revenues and adjusted operating income from international operations.

Having provided the foreign currency exchange impacts for the organization overall and in light of their relative materiality, all of the segment financial comments to follow are based on reported foreign currency exchange rates. In certain circumstances, we have included a comparison to 2019, our last full year of operation prior to the global COVID-19 pandemic.

Our Concerts segment revenue grew by $8.8 billion, from $4.7 billion in 2021 to $13.5 billion in 2022. The revenue growth was a result of more shows and fans coming back to venues to enjoy their favorite artists. The number of events for the year was approximately 43,600 compared to 17,400 in 2021. The number of fans for the year was approximately 121 million compared to 35 million last year. This was our highest annual fan count ever, powered by growth across our major divisions, the addition of the OCESA business in Mexico as well as the impact of rescheduled shows. All of our large venue types had double-digit attendance growth this year compared to 2019. In particular, stadium fan count more than doubled to over 18 million fans globally. Some of the top acts in the year included Coldplay, Harry Styles, Bad Bunny and Billie Eilish. And our nearly 150 festivals attracted over 13 million fans globally, powered by global brands including Lollapalooza, Electric Daisy Carnival and Rock in Rio Brazil.

Concerts AOI for the year increased by $391 million, from a loss of $221 million in 2021 to income of $170 million in 2022. Along with the increased number of fans, we saw very strong ancillary per fan spend across all of our venue types. Since 2019, APF has increased by over 25% at our owned and operated amphitheaters, driven by higher food and beverage spending and the shift to cashless transactions. In our Theaters and Clubs across the United States and the United Kingdom, we are also seeing double-digit percentage growth in APF. Lastly, at our festivals, we have also seen growth in APF, with concessions, camping, and, in particular, VIP sales all increased substantially at our marquee events. The increases to APF, along with ticket price increases for those seats highest in demand and continued sponsorship growth, have outpaced higher labor and materials costs at our venues and festivals this year.

Our Ticketing segment revenue grew by $1.1 billion, from $1.1 billion in 2021 to $2.2 billion in 2022. Ticketing AOI for the year increased by $407 million, from $421 million in 2021 to $828 million in 2022. Along with an increase in ticket sales, upward pricing momentum and revenue generated from non-service fee sources, while direct costs rose to support higher operations and enterprise growth. Our fee-bearing ticket sales for the year were a record breaking 281 million, over 50 million higher than our previous best year. Our resale business continued to grow, with nearly $4.5 billion dollars in gross transaction value for 2022, more than doubling resale gross transaction value in 2019. It was our highest resale year ever, powered by both Concerts and all the major sports leagues. Overall pricing on our fee-bearing tickets for the year is up 20% compared to 2019 as consumer demand for premium seats and VIP experiences has continued unabated, occasionally outstripping supply. Lastly, we signed nearly 23 million net new tickets this year, generating a net renewal rate of 128%. Of these, 16 million of these tickets, or roughly 70%, are from clients outside of North America, highlighting the significance of our international operations and our global expansion opportunity. This is a reflection of the quality of the Ticketmaster platform and its continued popularity with clients across the globe, giving us confidence that the Ticketmaster features and functionality will continue to fuel growth going forward.

Our Sponsorship & Advertising segment revenue grew by $556 million, from $412 million in 2021 to $968 million in 2022. The improvement was due to additional revenue from purchase path integrations with various new partners, our biggest ever festival season and the addition of the Mexico market to our portfolio. The 2022 festival season included the Rock in Rio event in Brazil that occurs every two years that generates significant sponsorship revenue and will not occur again until 2024. Sponsorship & Advertising AOI for the year increased by $350 million, from $242 million in 2021 to $592 million in 2022.

We are optimistic about the long-term potential of our Company and are focused on the key elements of our business model: expanding our concerts platform with more shows and fans in existing and new markets as well as improving the on-site experience for our fans by optimizing pricing and introduce enhancing food and beverage products. We will drive conversion of ticket sales through development of innovative products like Verified Fan that protects our fans. Our digital sales platforms have reduced friction in the ticket purchase experience and created new and unique opportunities. As a result, we continue to grow our sponsorship and advertising partnerships and our clients are able to reach their customers via the powerful connection that live shows creates with music lovers.

Consolidated Results of Operations

	Year Ended December 31,					% Change 2022 vs 2021		% Change 2021 vs 2020
	2022			**2021**	**2020**			
	As Reported	**Currency Impacts**	**Constant Currency****	**As Reported**	**As Reported**	**As Reported**	**Constant Currency**	**As Reported**
			(in thousands)					
Revenue	$ 16,681,254	$610,793	$17,292,047	$6,268,447	$ 1,861,178	*	*	*
Operating expenses:								
Direct operating expenses	12,337,524	474,418	12,811,942	4,355,989	1,402,400	*	*	*
Selling, general and administrative expenses	2,955,884	87,167	3,043,051	1,754,822	1,524,342	68%	73%	15%
Depreciation and amortization	449,976	9,534	459,510	416,277	485,025	8%	10%	(14)%
Loss (gain) on disposal of operating assets	(32,082)	(246)	(32,328)	(1,211)	503	*	*	*
Corporate expenses	237,834	80	237,914	160,428	102,100	48%	48%	57%
Operating income (loss)	732,118	$ 39,840	$ 771,958	(417,858)	(1,653,192)	*	*	75%
Operating margin	4.4%		4.5%	(6.7)%	(88.8)%			
Interest expense	278,483			282,440	226,832			
Interest income	(77,620)			(6,625)	(11,737)			
Equity in losses (earnings) of nonconsolidated affiliates	(10,571)			(2,520)	5,458			
Loss (gain) from sale of investments in nonconsolidated affiliates	(448)			(83,578)	1,727			
Other expense (income), net	36,827			3,692	(18,807)			
Income (loss) before income taxes	505,447			(611,267)	(1,856,665)			
Income tax expense (benefit)	96,254			(2,481)	(28,875)			
Net income (loss)	409,193			(608,786)	(1,827,790)			
Net income (loss) attributable to noncontrolling interests	113,207			42,118	(103,255)			
Net income (loss) attributable to common stockholders of Live Nation	$ 295,986			$ (650,904)	$(1,724,535)			

_____

* Percentages are not meaningful.

** Constant currency is a non-GAAP financial measure. We calculate currency impacts as the difference between current period activity translated using the current period's currency exchange rates and the comparable prior period's currency exchange rates. We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations.

Revenue

Revenue increased $10.4 billion during the year ended December 31, 2022 as compared to the prior year driven by increased revenue in our Concerts segment of $8.8 billion, Ticketing segment of $1.1 billion and Sponsorship & Advertising segment of $556.2 million on as further discussed within each segment's operating results.

Gain on disposal of operating assets

Gain on disposal of operating assets increased $30.9 million during the year ended December 31, 2022 as compared to the prior year primarily driven by sales of artist catalog rights in 2022.

Corporate expenses

Corporate expenses increased $77.4 million, or 48%, during the year ended December 31, 2022 as compared to the prior year primarily due to increased compensation expense driven by headcount growth and incentive compensation as a result of the increased operating results in 2022.

Operating income (loss)

Operating income during the year ended December 31, 2022 was $732.1 million as compared to an operating loss of $417.9 million for the prior year primarily driven by increased operating income in our Concerts segment of $460.2 million, Ticketing segment of $453.1 million and Sponsorship & Advertising of $324.6 million as further discussed within each segment's operating results partially offset by higher Corporate expenses as discussed above.

Interest income

Interest income increased $71.0 million during the year ended December 31, 2022 as compared to the prior year primarily attributed to higher rate of return on our cash and cash equivalents in 2022.

Gain from sale of investments in nonconsolidated affiliates

Gain from sale of investments in nonconsolidated affiliates was $0.4 million during the year ended December 31, 2022 as compared to $83.6 million in the prior year primarily due to the sale of certain cost basis investments during 2021.

Other expense, net

Other expense, net increased $33.1 million during the year ended December 31, 2022 as compared to the prior year primarily due to increased net foreign exchange rate losses during 2022. The net foreign exchange rate losses are primarily the result from revaluation of certain foreign currency denominated net assets held internationally.

Income taxes

For the year ended December 31, 2022, we had a net tax expense of $96.3 million on income before income taxes of $505.4 million compared to a net tax benefit of $2.5 million on losses before income taxes of $611.3 million for 2021. In 2022, the net income tax expense consisted of $6.9 million tax expense related to United States federal income taxes, $83.3 million tax expense related to foreign entities and $6.1 million tax expense related to state and local income taxes. The net increase in tax expense of $98.7 million is due primarily to higher pre-tax income or lower pre-tax losses in taxable jurisdictions.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests increased $71.1 million during the year ended December 31, 2022 as compared to the prior year primarily due to higher operating results from certain concert and festival promotion businesses during 2022 as compared to limited activity in 2021 due to the resumption of events late in the second quarter of 2021.

Segment Overview

Information regarding our use of AOI to evaluate the performance of our operating segments can be found in Part II — Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 12 – Segments and Revenue Recognition.

Concerts

Revenue and related costs for events are generally deferred and recognized when the event occurs. All advertising costs incurred during the year for shows in future years are expensed at the end of the year. If a current year event is rescheduled into a future year, all advertising costs incurred to date are expensed in the period when the event is rescheduled.

Concerts direct operating expenses include artist fees, event production costs, show-related marketing and advertising expenses, along with other costs.

To judge the health of our Concerts segment, we primarily monitor the number of confirmed events and fan attendance in our network of owned or operated and third-party venues, talent fees, average paid attendance, market ticket pricing, advance ticket sales and the number of major artist clients under management. In addition, at our owned or operated venues and festivals, we monitor ancillary revenue per fan and premium ticket sales. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods without the impact of changes in foreign exchange rates.

Ticketing

Revenue related to ticketing service charges is recognized when the ticket is sold for our third-party clients. For our own events, where our concert promoters control ticketing, revenue is deferred and recognized when the event occurs. GTV represents the total amount of the transaction related to a ticket sale and includes the face value of the ticket as well as the service charge. We use GTV to evaluate changes in ticket fee revenue that are driven by the pricing of our service charges.

Ticketing direct operating expenses include call center costs and credit card fees, along with other costs.

To judge the health of our Ticketing segment, we primarily review the GTV and the number of tickets sold through our primary and secondary ticketing operations, the number of clients renewed or added and the average royalty rate paid to clients who use our ticketing services. In addition, we review the number of visits to our websites, cost of customer acquisition, the purchase conversion rate, and the overall number of customers in our database. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods without the impact of changes in foreign exchange rates.

Sponsorship & Advertising

Revenue related to sponsorship and advertising programs is recognized over the term of the agreement or operating season as the benefits are provided to the sponsor unless the revenue is associated with a specific event, in which case it is recognized when the event occurs.

Sponsorship & Advertising direct operating expenses include fulfillment costs related to our sponsorship programs, along with other costs.

To judge the health of our Sponsorship & Advertising segment, we primarily review the revenue generated through sponsorship arrangements and online advertising, and the percentage of expected revenue under contract. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods without the impact of changes in foreign exchange rates.

Non-GAAP Measure

AOI Margin

AOI margin is a non-GAAP financial measure that we calculate by dividing AOI by revenue. We use AOI margin to evaluate the performance of our operating segments. We believe that information about AOI margin assists investors by allowing them to evaluate changes in the operating results of our portfolio of businesses separate from non-operational factors that affect net income (loss), thus providing insights into both operations and the other factors that affect reported results. AOI margin is not calculated or presented in accordance with GAAP. A limitation of the use of AOI margin as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Accordingly, AOI margin should be considered in addition to, and not as a substitute for, operating income (loss) margin, and other measures of financial performance reported in accordance with GAAP. Furthermore, this measure may vary among other companies; thus, AOI margin as presented herein may not be comparable to similarly titled measures of other companies.

Key Operating Metrics

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands except estimated events)		
Concerts [1]			
Estimated events:			
North America	29,169	12,004	5,270
International	14,475	5,408	2,847
Total estimated events	43,644	17,412	8,117
Estimated fans:			
North America	69,693	26,330	6,075
International	51,459	8,935	5,067
Total estimated fans	121,152	35,265	11,142
Ticketing [2]			
Estimated number of fee-bearing tickets sold	280,861	131,685	31,101
Estimated number of non-fee-bearing tickets sold	269,814	145,047	88,823
Total estimated tickets sold	550,675	276,732	119,924

_____

[1] Events generally represent a single performance by an artist. Fans generally represent the number of people who attend an event. Festivals are counted as one event in the quarter in which the festival begins, but the number of fans is based on the days the fans were present at the festival and thus can be reported across multiple quarters. Events and fan attendance metrics are estimated each quarter.

[2] The fee-bearing tickets estimated above include primary and secondary tickets that are sold using our Ticketmaster systems or that we issue through affiliates. This metric includes primary tickets sold during the year regardless of event timing, except for our own events where our concert promoters control ticketing which are reported when the events occur. The non-fee-bearing tickets estimated above include primary tickets sold using our Ticketmaster systems, through season seat packages and our venue clients' box offices, along with tickets sold on our "do it yourself" platform. These ticketing metrics are net of any refunds requested and any cancellations that occurred during the period and up to the time of reporting of these consolidated financial statements. Fee-bearing tickets sold above are net of refunds of 19.7 million and 21.0 million tickets for the years ended December 31, 2022 and 2021, respectively.

Segment Operating Results

Concerts

Our Concerts segment operating results were, and discussions of significant variances are, as follows:

	Year Ended December 31,			% Change 2022 vs 2021	% Change 2021 vs 2020
	2022	2021	2020		
	(in thousands)				
Revenue	$ 13,494,100	$ 4,722,190	$ 1,468,433	*	*
Direct operating expenses	11,339,278	3,913,975	1,222,997	*	*
Selling, general and administrative expenses	2,083,637	1,184,424	937,651	76%	26%
Depreciation and amortization	260,238	243,439	266,255	7%	(9)%
Loss (gain) on disposal of operating assets	(30,810)	(1,162)	505	*	*
Operating loss	$ (158,243)	$ (618,486)	$ (958,975)	74%	36%
Operating margin	(1.2)%	(13.1)%	(65.3)%		
AOI	$ 169,740	$ (221,338)	$ (638,846)	*	65%
AOI margin **	1.3%	(4.7)%	(43.5)%		

_____

* Percentages are not meaningful.

** See "—Non-GAAP Measures" above for the definition of AOI margin.

Revenue

Concerts revenue increased $8.8 billion during the year ended December 31, 2022 as compared to the prior year primarily due to more shows and festivals in all of our major markets in 2022. During 2021, shows did not meaningfully resume until pandemic restrictions were lifted late in the second quarter and only then in the United States and the United Kingdom. In addition, Concerts had incremental revenue of $710.3 million during the year ended December 31, 2022 from acquisitions and new venues.

Operating results

Concerts AOI increased $391.1 million and operating loss improved $460.2 million for the year ended December 31, 2022 as compared to the prior year. The increase in AOI was primarily driven by increases in revenue associated with the higher number of shows and festivals discussed above. These increases were partially offset by higher compensation expenses due to increased headcount in our existing business along with acquisitions and new venues of $27.3 million. The increase in operating income outside of AOI of $69.2 million is attributable to lower stock-based compensation of $80.0 million and gains on disposals of operating assets of $29.6 million during 2022, which was partially offset by higher accretion of contingent payments due to improved results of $23.7 million and depreciation and amortization expenses of $16.8 million due to recent acquisitions for the year ended December 31, 2022.

Ticketing

Our Ticketing segment operating results were, and discussions of significant variances are, as follows:

	Year Ended December 31,				% Change 2022 vs 2021	% Change 2021 vs 2020
	2022		2021		2020		
	(in thousands)						
Revenue	$	2,238,618	$	1,134,268	$	188,383	97%	*
Direct operating expenses		793,986		358,246		129,433	*	*
Selling, general and administrative expenses		711,574		472,519		501,032	51%	(6)%
Depreciation and amortization		109,778		133,227		169,921	(18)%	(22)%
Gain on disposal of operating assets		(197)		(67)		(1)	*	*
Operating income (loss)	$	623,477	$	170,343	$	(612,002)	*	*
Operating margin		27.9%		15.0%		*		
AOI	$	827,901	$	420,545	$	(374,563)	97%	*
AOI margin **		37.0%		37.1%		*		

---

*   Percentages are not meaningful.

**   See "—Non-GAAP Measures" above for the definition of AOI margin.

Revenue

Ticketing revenue increased $1.1 billion during the year ended December 31, 2022 as compared to the prior year primarily due to an increase in North America primary and secondary ticket fees driven by more events on sale and upward pricing momentum due to higher fan demand in 2022 as compared to 2021. Ticketing had incremental revenue of $102.8 million during the year ended December 31, 2022 due to acquisitions.

Operating results

Ticketing AOI increased $407.4 million and operating income increased $453.1 million during the year ended December 31, 2022 as compared to the prior year. The increase in AOI was primarily driven by increased ticketing activity discussed above as well as incremental operating income from acquisitions of $57.6 million. These increases were partially offset by higher direct operating expenses to support the increased operations and enterprise growth as well as higher selling, general and administrative expenses attributable to increased compensation expenses from increased headcount as operations have resumed. Operating income outside of AOI increased $45.8 million is attributable to lower stock-based compensation of $29.4 million and depreciation and amortization expense of $23.4 million primarily due to the retirement of certain office locations during 2021.

Sponsorship & Advertising

Our Sponsorship & Advertising segment operating results were, and discussions of significant variances are, as follows:

	Year Ended December 31,			% Change 2022 vs 2021	% Change 2021 vs 2020
	2022	**2021**	**2020**		
	(in thousands)				
Revenue	$ 968,146	$ 411,910	$ 203,676	*	*
Direct operating expenses	225,724	86,540	52,517	*	65%
Selling, general and administrative expenses	155,305	95,251	75,669	63%	26%
Depreciation and amortization	60,318	27,942	30,617	*	(9)%
Operating income	$ 526,799	$ 202,177	$ 44,873	*	*
Operating margin	54.4%	49.1%	22.0%		
AOI	$ 591,972	$ 242,239	$ 81,910	*	*
AOI margin **	61.1%	58.8%	40.2%		

_____

* Percentages are not meaningful.

** See "—Non-GAAP Measures" above for the definition of AOI margin.

Revenue

Sponsorship & Advertising revenue increased $556.2 million during the year ended December 31, 2022 as compared to the prior year primarily due to increased activity in national and local sponsorship programs, festival sponsorships and purchase path integration largely in the United States as a result of the resumption of concert events and festivals starting late in the second quarter of 2021. Sponsorship & Advertising had incremental revenue of $133.2 million during the year ended December 31, 2022 from acquisitions.

Operating results

Sponsorship & Advertising AOI increased $349.7 million and operating income increased $324.6 million during the year ended December 31, 2022 as compared to the prior year. These increases were primarily due to higher sponsorship activity revenues discussed above as well as incremental operating income of $35.7 million from acquisitions, and were offset by increases in direct costs and selling, general and administrative expenses to support higher activity levels during 2022. The decrease in operating income outside of AOI of $25.1 million is primarily due to higher depreciation and amortization expenses of $32.4 million due to recent acquisitions for the year ended December 31, 2022.

Liquidity and Capital Resources

Our cash is centrally managed on a worldwide basis. Our primary short-term liquidity needs are to fund general working capital requirements, capital expenditures and debt service requirements while our long-term liquidity needs are primarily related to acquisitions and debt repayment. Our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings under our amended senior secured credit facility, while our long-term sources of funds will be from cash flows from operations, long-term bank borrowings and other debt or equity financings. We may from time to time engage in open market purchases of our outstanding debt securities or redeem or otherwise repay such debt.

Our balance sheet reflects cash and cash equivalents of $5.6 billion at December 31, 2022 and $4.9 billion at December 31, 2021. Included in the December 31, 2022 and 2021 cash and cash equivalents balances are $1.5 billion and $1.3 billion, respectively, of cash received that includes the face value of tickets sold on behalf of our ticketing clients and their share of service charges, which we refer to as client cash. We generally do not utilize client cash for our own financing or investing activities as the amounts are payable to clients on a regular basis. Our foreign subsidiaries held approximately $2.1 billion in cash and cash equivalents, excluding client cash, at December 31, 2022. We generally do not repatriate these funds, but if we did, we would need to accrue and pay United States state income taxes as well as any applicable foreign withholding or transaction taxes on future repatriations.

We may from time to time enter into borrowings under our revolving credit facility. If the original maturity of these borrowings is 90 days or less, we present the borrowings and subsequent repayments on a net basis in the statement of cash flows to better represent our financing activities. Our balance sheet reflects total net debt of $5.9 billion and $5.7 billion at December 31, 2022 and 2021, respectively. Our weighted-average cost of debt, excluding unamortized debt discounts and debt issuance costs on our term loans and notes, was 4.7% at December 31, 2022 with approximately 86% of our debt at a fixed rate.

Our cash and cash equivalents are held in accounts managed by third-party financial institutions and consist of cash in our operating accounts and invested cash. Cash held in non-interest-bearing and interest-bearing operating accounts in many cases exceeds the Federal Deposit Insurance Corporation insurance limits. The invested cash is in interest-bearing funds consisting primarily of bank deposits and money market funds. While we monitor cash and cash equivalents balances in our operating accounts on a regular basis and adjust the balances as appropriate, these balances could be impacted if the underlying financial institutions fail. To date, we have experienced no loss or lack of access to our cash and cash equivalents; however, we can provide no assurances that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

For our Concerts segment, we often receive cash related to ticket revenue in advance of the event, which is recorded in deferred revenue until the event occurs. In the United States, this cash is largely associated with events in our owned or operated venues, notably amphitheaters, festivals, theaters and clubs. Internationally, this cash is from a combination of both events in our owned or operated venues, as well as events in third-party venues associated with our promoter's share of tickets in allocation markets. With the exception of some upfront costs and artist advances, which are recorded in prepaid expenses until the event occurs, we pay the majority of event-related expenses at or after the event. Artists are paid when the event occurs under one of several different formulas, which may include fixed guarantees and/or a percentage of ticket sales or event profits, net of any advance they have received. When an event is cancelled, any cash held in deferred revenue is reclassified to accrued expenses as those funds are typically refunded to the fan within 30 days of event cancellation. When a show is rescheduled, fans have the ability to request a refund if they do not want to attend the event on the new date, although historically we have had low levels of refund requests for rescheduled events.

We view our available cash as cash and cash equivalents, less ticketing-related client cash, less event-related deferred revenue, less accrued expenses due to artists and cash collected on behalf of others, plus event-related prepaid expenses. This is essentially our cash available to, among other things, repay debt balances, make acquisitions, and finance capital expenditures.

Our intra-year cash fluctuations are impacted by the seasonality of our various businesses. Examples of seasonal effects include our Concerts segment, which reports the majority of its revenue in the second and third quarters. Cash inflows and outflows depend on the timing of event-related payments but the majority of the inflows generally occur prior to the event. See "—Seasonality" below. We believe that we have sufficient financial flexibility to fund these fluctuations and to access the global capital markets on satisfactory terms and in adequate amounts, although there can be no assurance that this will be the case, and capital could be less accessible and/or more costly given current economic conditions. We expect cash flows from operations and borrowings under our amended senior secured credit facility, along with other financing alternatives, to satisfy working capital requirements, capital expenditures and debt service requirements for at least the succeeding year.

We may need to incur additional debt or issue equity to make other strategic acquisitions or investments. There can be no assurance that such financing will be available to us on acceptable terms or at all. We may make significant acquisitions in the near term, subject to limitations imposed by our financing agreements and market conditions.

The lenders under our revolving loans and counterparty to our interest rate hedge agreement consists of banks and other third-party financial institutions. While we currently have no indications or expectations that such lenders will be unable to fund their commitments as required, we can provide no assurances that future funding availability will not be impacted by adverse conditions in the financial markets. Should an individual lender default on its obligations, the remaining lenders would not be required to fund the shortfall, resulting in a reduction in the total amount available to us for future borrowings, but would remain obligated to fund their own commitments. Should the counterparty to our interest rate hedge agreement default on its obligation, we could experience higher interest rate volatility during the period of any such default.

Sources of Cash

During 2020, we amended our senior secured credit facility, issued $1.2 billion principal amount of 6.5% senior secured notes due 2027 and issued $400 million principal amount of 2.0% convertible senior notes due 2025. A portion of the proceeds were used to pay transaction fees of approximately $35.5 million, leaving approximately $1.6 billion for general corporate purposes.

In January 2021, we issued $500 million principal amount of 3.75% senior secured notes due 2028. The proceeds were used to pay fees of $7.7 million and repay $75.0 million aggregate principal amount of our senior secured term loan B facility, leaving approximately $417.3 million for general corporate purposes, including acquisitions and organic investment opportunities.

In September 2021, we elected to draw down the $400 million term loan A under the amended senior secured credit facility prior to expiration of the drawdown period on October 17, 2021. We also completed the public offering of 5,239,259 shares of common stock. A portion of the gross proceeds of $455.3 million were used to pay fees of $5.7 million, leaving $449.6 million of net proceeds. We used the net proceeds to fund the acquisition of 51% of the capital stock of OCESA and any remaining proceeds for general corporate purposes.

In December 2022, we entered into a $120.4 million Euro denominated note due in 2024 with a floating interest rate of three month Euribor plus 3.0% per annum related to an asset acquisition in Europe.

In January 2023, we issued $1.0 billion principal amount of 3.125% convertible senior notes due 2029. In conjunction with this issuance, we used approximately $485.8 million of the net proceeds to repurchase $440.0 million aggregate principal amount of the 2.5% convertible senior notes due 2023, entered into capped call transactions of approximately $75.5 million, paid debt issuance costs of $15.0 million and any remaining proceeds for general corporate purposes.

Amended Senior Secured Credit Facility

Information regarding our amended senior secured credit facility can be found in Part II —Financial Information — Item 8.—Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

6.5% Senior Secured Notes Due 2027

Information regarding our 6.5% senior secured notes due 2027 can be found in Part II —Financial Information —Item 8. —Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

3.75% Senior Secured Notes Due 2028

Information regarding our 3.75% senior secured notes due 2028 can be found in Part II —Financial Information —Item 8. —Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

4.75% Senior Notes Due 2027

Information regarding our 4.75% senior notes due 2027 can be found in Part II —Financial Information —Item 8.— Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

4.875% Senior Notes Due 2024

Information regarding our 4.875% senior notes due 2024 can be found in Part II —Financial Information —Item 8.— Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

5.625% Senior Notes Due 2026

Information regarding our 5.625% senior notes due 2026 can be found in Part II —Financial Information —Item 8.— Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

3.75% Senior Secured Notes Due 2028

Information regarding our 3.75% senior secured notes due 2028 can be found in Part II —Financial Information —Item 8. —Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

2.5% Convertible Senior Notes Due 2023

Information regarding our 2.5% convertible senior notes due 2023 can be found in Part II —Financial Information — Item 8.—Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

2.0% Convertible Senior Notes Due 2025

Information regarding our 2.0% convertible senior notes due 2025 can be found in Part II —Financial Information — Item 8.—Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

3.125% Convertible Senior Notes Due 2029

Information regarding our 3.125%% convertible senior notes due 2029 can be found in Part II —Financial Information — Item 8.—Financial Statements and Supplementary Data—Note 16 – Subsequent Events.

Debt Covenants

Information regarding our debt covenants can be found in Part II —Financial Information —Item 8.—Financial Statements and Supplementary Data—Note 5 – Long-Term Debt.

Uses of Cash

Acquisitions

When we make acquisitions, the acquired entity may have cash on its balance sheet at the time of acquisition. All amounts related to the use of cash for acquisitions discussed in this section are presented net of any cash acquired. During 2022, we completed various acquisitions for total consideration, net of cash acquired, of $315.0 million, including business acquisitions accounted for as asset acquisitions.

During 2021, we used $384.3 million of cash primarily for the acquisition of OCESA. Information regarding our acquisitions can be found in Part II —Financial Information —Item 8.—Financial Statements and Supplementary Data— Note 2 – Acquisitions.

Purchases and Sales of Noncontrolling Interests, net

In 2020, we used $106.2 million of cash primarily for the acquisitions of the remaining or additional interest in multiple festival promotion businesses located in the United States and Brazil.

Capital Expenditures

Venue and ticketing operations are capital intensive businesses, requiring investment in our existing venues and ticketing systems in order to address fan and artist expectations, technological industry advances and various federal, state and/or local regulations.

We categorize capital outlays between maintenance capital expenditures and revenue generating capital expenditures. Maintenance capital expenditures are associated with the renewal and improvement of existing venues and technology systems, web development and administrative offices. Revenue generating capital expenditures generally relate to the construction of new venues, major renovations to existing buildings or buildings that are being added to our venue network, the development of new ticketing tools and technology enhancements. Revenue generating capital expenditures can also include smaller projects whose purpose is to increase revenue and/or improve operating income. Capital expenditures typically increase during periods when our venues are not in operation since that is the time that such improvements can be completed.

Our capital expenditures, including accruals for amounts incurred but not yet paid for but net of expenditures funded by outside parties such as landlords and noncontrolling interest partners or replacements funded by insurance proceeds, consisted of the following:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Revenue generating capital expenditures	$ 237,603	$ 102,418	$ 126,445
Maintenance capital expenditures	126,957	68,148	65,111
Total capital expenditures	$ 364,560	$ 170,566	$ 191,556

Revenue generating capital expenditures for 2022 increased from the same period of the prior year primarily due to enhancements at our venues and higher investments in technology-related projects.

Maintenance capital expenditures for 2022 increased from the same period of the prior year primarily due to venue-related and technology-related projects.

For the years ended December 31, 2022, 2021 and 2020, $12.4 million, $5.9 million and $17.9 million, respectively, of insurance proceeds and landlord or noncontrolling interest partner reimbursements have been excluded from capital expenditures in the table above.

We expect capital expenditures to be approximately $450 million for the year ending December 31, 2023 as we continue catching up on projects delayed due to supply chain constraints and further expand our global platform.

Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Cash provided by (used in):			
Operating activities	$ 1,832,063	$ 1,780,568	$ (1,083,388)
Investing activities	$ (784,691)	$ (566,962)	$ (224,062)
Financing activities	$ (143,340)	$ 1,171,332	$ 1,350,082

Operating Activities

Cash provided by operating activities increased $51.5 million for the year ended December 31, 2022 as compared to the prior year primarily due to an increase in 2022 operating results compared to limited activity in 2021 due to the resumption of events late in the second quarter of 2021. The increase in operating results was partially offset by decrease in deferred revenue during 2022 from the timing of events compared to the buildup of events in 2021 from the COVID-19 pandemic as well as increase in prepaid expenses due to the timing of event-related payment costs.

Investing Activities

Cash used in investing activities increased $217.7 million for the year ended December 31, 2022 as compared to the prior year primarily due to higher purchases of property, plant and equipment in 2022 for revenue generating and maintenance capital expenditures. See "—Uses of Cash" above for further discussion.

Financing Activities

Cash used in financing activities was $143.3 million for the year ended December 31, 2022 as compared to cash provided by financing activities of $1.2 billion for the prior year primarily due to higher net proceeds in 2021 from debt and equity issuances. See "—Sources of Cash" above for further discussion.

Contractual Obligations and Commitments

Firm Commitments

We have future cash obligations for our debt obligations and operating lease liabilities. We lease office space, certain equipment and many of the venues used in our concert operations under long-term operating leases. Some of our lease agreements contain renewal options and annual rental escalation clauses (generally tied to the consumer price index), as well as provisions for our payment of utilities and maintenance. Information regarding our scheduled maturities of our outstanding debt obligations (excluding unamortized debt discounts and issuance costs) and operating lease liabilities can be found in Part II— Financial Information—Item 8.—Financial Statements and Supplementary Data—Note 5 – Long-Term Debt and —Note 4 – Leases, respectively.

We also have minimum payments associated with non-cancelable contracts related to our operations, such as artist guarantees and client ticketing agreements. As part of our ongoing capital projects, we will enter into construction-related commitments for future capital expenditure work. Information regarding our minimum payments for non-cancelable contracts and capital expenditures commitments can be found in Part II—Financial Information—Item 8.—Financial Statements and Supplementary Data—Note 8 – Commitments and Contingent Liabilities as of December 31, 2022 and thus do not represent all expected expenditures for those periods.

The estimated interest payments, expected payments of contingent and deferred consideration liabilities as of December 31, 2022 are as follows:

	Payments Due by Period						
	Total	2023	2024	2025	2026	2027	Thereafter
	(in thousands)						
Estimated interest payments [1]	$1,193,705	$ 300,659	$ 287,879	$ 234,650	$ 210,328	$ 116,955	$ 43,234
Contingent and deferred consideration	83,235	27,848	41,204	8,219	327	323	5,314
Uncertain income tax positions [2]	—	—	—	—	—	—	—
Total	$1,276,940	$ 328,507	$ 329,083	$ 242,869	$ 210,655	$ 117,278	$ 48,548

[1] Does not include interest on the revolving credit facility as the balance was zero as of December 31, 2022.

[2] Does not include $0.7 million of uncertain tax positions due to the unpredictable timing of the future payments.

Guarantees of Third-Party Obligations

As of December 31, 2022 and 2021, we guaranteed the debt of third parties of approximately $19.5 million and $20.8 million, respectively, primarily related to maximum credit limits on employee and tour-related credit cards, obligations of a nonconsolidated affiliate and obligations under a venue management agreement.

Fourth Quarter Results of Operations (Unaudited)

	December 31,	
	2022	2021
	(in thousands)	
Revenue	$ 4,290,737	$ 2,703,170
Operating loss	$ (119,890)	$ (124,546)
Net loss	$ (167,631)	$ (162,471)
Net loss attributable to common stockholders of Live Nation	$ (203,034)	$ (194,924)
Basic net loss available to common stockholders of Live Nation	$ (252,081)	$ (210,485)
Diluted net loss available to common stockholders of Live Nation	$ (252,081)	$ (210,485)
Basic and diluted net loss per common share available to common stockholders of Live Nation	(1.11)	(0.96)

Seasonality

Information regarding the seasonality of our business can be found in Part II—Financial Information—Item 8.—Financial Statements and Supplementary Data—Note 1 – The Company and Summary of Significant Accounting Policies.

Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates.

Foreign Currency Risk

We have operations in countries throughout the world. The financial results of our foreign operations are measured in their local currencies. Our foreign subsidiaries also carry certain net assets or liabilities that are denominated in a currency other than that subsidiary's functional currency. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations. Our foreign operations reported an operating loss of $323.9 million for the year ended December 31, 2022. We estimate that a 10% change in the value of the United States dollar relative to foreign currencies would change our operating income for the year ended December 31, 2022 by $32.4 million. As of December 31, 2022, our most significant foreign exchange exposure included the Euro, British Pound, Australian Dollar, Canadian Dollar and Mexican Peso. This analysis does not consider the implication such currency fluctuations could have on the overall economic conditions of the United States or other foreign countries in which we operate or on the results of operations of our foreign entities. In addition, the reported carrying value of our assets and liabilities, including the total cash and cash equivalents held by our foreign operations, will also be affected by changes in foreign currency exchange rates.

We primarily use forward currency contracts, in addition to options, to reduce our exposure to foreign currency risk associated with short-term artist fee commitments. We also may enter into forward currency contracts to minimize the risks and/or costs associated with changes in foreign currency rates on forecasted operating income. At December 31, 2022, we had forward currency contracts outstanding with a notional amount of $169.3 million.

Interest Rate Risk

Our market risk is also affected by changes in interest rates. We had $6.0 billion of total debt, excluding unamortized debt discounts and issuance costs, outstanding as of December 31, 2022. Of the total amount, we had $5.1 billion of fixed-rate debt and $0.9 billion of floating-rate debt.

Based on the amount of our floating-rate debt as of December 31, 2022, each 25-basis point increase or decrease in interest rates would increase or decrease our annual interest expense and cash outlay by approximately $2.1 million. This potential increase or decrease is based on the simplified assumption that the level of floating-rate debt remains constant with an immediate across-the-board increase or decrease as of December 31, 2022 with no subsequent change in rates for the remainder of the period.

In January 2020, we entered into an interest rate swap agreement that is designated as a cash flow hedge for accounting purposes to effectively convert a portion of our floating-rate debt to a fixed-rate basis. The swap agreement expires in October 2026, has a notional amount of $500.0 million and ensures that a portion of our floating-rate debt does not exceed 3.397%.

Recent Accounting Pronouncements

Information regarding recently issued and adopted accounting pronouncements can be found in Item 8.—Financial Statements and Supplementary Data—Note 1 – The Company and Summary of Significant Accounting Policies.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such difference could be material. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. The following narrative describes these critical accounting estimates, the judgments and assumptions and the effect if actual results differ from these assumptions where applicable.

Consolidation

Our consolidated financial statements include all of our accounts, including our majority owned and controlled subsidiaries and VIEs for which we are the primary beneficiary. Intercompany accounts among the consolidated businesses have been eliminated in consolidation. Net income (loss) attributable to noncontrolling interests is reflected in the statements of operations.

Typically, we consolidate entities in which we own more than 50% of the voting common stock and control operations and also VIEs for which we are the primary beneficiary. Investments in nonconsolidated affiliates in which we own more than 20% of the voting common stock or otherwise exercise significant influence over operating and financial policies, but not control of the nonconsolidated affiliate, are accounted for using the equity method of accounting. Investments in nonconsolidated affiliates in which we own less than 20% of the voting common stock and do not exercise significant influence over operating and financial policies are accounted for at fair value unless the investment does not have a readily determinable fair value in which case the investment is accounted for at cost less any impairment.

Business Combinations

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interest requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items.

Intangibles

We classify intangible assets as definite-lived or indefinite-lived. Definite-lived intangibles include revenue-generating contracts, client/vendor relationships, trademarks and naming rights, technology, non-compete agreements, and venue management and leasehold agreements, all of which are amortized either on a straight-line basis over the respective lives of the agreements, typically 3 to 10 years, or on a basis more representative of the time pattern over which the benefit is derived. We periodically review the appropriateness of the amortization periods related to our definite-lived intangible assets. These assets are stated at cost or fair value at the date of acquisition. Indefinite-lived intangibles consist of trade names which are not subject to amortization. Our amortization expense is presented as a separate line item, with depreciation expense, in the statements of operations. There is no amortization expense included in direct operating expenses, selling, general and administrative expenses or corporate expenses.

We test for possible impairment of definite-lived intangible assets whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projections of, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which could indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. For the years ended December 31, 2022 and 2021, there were no significant impairment charges. For the year ended December 31, 2020, we recorded impairment charges of $23.6 million primarily related to intangible assets for revenue-generating contracts, venue management and leaseholds and client/vendor relationships in the Concerts segment primarily as a result of the expected impacts from the global COVID-19 pandemic where the useful life of the definite-lived intangible asset was expiring within the near term. See Item 8.—Financial Statements and Supplementary Data—Note 7 – Fair Value Measurements for further discussion of the inputs used to determine the fair values.

We test for possible impairment of indefinite-lived intangible assets at least annually. Depending on facts and circumstances, qualitative factors may first be assessed to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If it is concluded that it is more likely than not impaired, we perform a quantitative impairment test by comparing the fair value with the carrying amount. When specific assets are determined to be impaired, the cost basis of the asset is reduced to reflect the current fair value. The impairment loss calculations require management to apply judgment in estimating future cash flows, expected future revenue, discount rates and royalty rates that reflect the risk inherent in future cash flows. For the years ended December 31, 2022, 2021 and 2020, there were no significant impairment charges.

Goodwill

We review goodwill for impairment annually, as of October 1, using a two-step process. We also test goodwill for impairment in other periods if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount or when we change our reporting units.

The first step is a qualitative evaluation as to whether it is more likely than not that the fair value of any of our reporting units is less than its carrying value using an assessment of relevant events and circumstances. Examples of such events and circumstances include historical financial performance, industry and market conditions, macroeconomic conditions, reporting unit-specific events, historical results of goodwill impairment testing and the timing of the last performance of a quantitative assessment. We also considered changes in discount rates, market multiples, carrying values and forecast since the last quantitative test. If any reporting units are concluded to be more likely than not impaired, or if that conclusion cannot be determined qualitatively, a second step is performed for that reporting unit utilizing a quantitative approach.

For the years ended December 31, 2022 and 2021, as part of our annual test for impairment, all of our reporting units with goodwill were assessed under the initial qualitative evaluation and did not advance to the quantitative analysis. No impairment charges were recorded for the years ended December 31, 2022, 2021 and 2020.

Revenue Recognition

Revenue from the promotion or production of an event in our Concerts segment is recognized when the show occurs. Revenue collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorship agreements, which is not related to a single event, is classified as deferred revenue and recognized over the term of the agreement or operating season as the benefits are provided to the sponsor.

Revenue from our ticketing operations primarily consists of service fees charged at the time a ticket for an event is sold in either the primary or secondary markets. For primary tickets sold to our concert and festival events, where our concert promoters control ticketing, the revenue for the associated ticket service charges collected in advance of the event is recorded as deferred revenue until the event occurs and these service charges are shared between our Ticketing and Concerts segments. For primary tickets sold for events of third-party clients and secondary market sales, the revenue is recognized at the time of the sale and is recorded by our Ticketing segment.

We account for taxes that are externally imposed on revenue producing transactions on a net basis.

Litigation Accruals

We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs for the resolution of these claims. Management's estimates used have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

Income Taxes

We account for income taxes using the liability method which results in deferred tax assets and liabilities based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion of or the entire asset will not be realized. As almost all earnings from our continuing foreign operations are permanently reinvested and not distributed, our income tax provision does not include additional United States state and foreign withholding or transaction taxes on those foreign earnings that would be incurred if they were distributed. It is not practicable to determine the amount of state and foreign income taxes, if any, that might become due in the event that any remaining available cash associated with these earnings were distributed.

The FASB guidance for income taxes prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

We have established a policy of including interest related to tax loss contingencies in income tax expense (benefit) in the statements of operations.

The Tax Cuts and Jobs Act ("TCJA") enacted in December 2017 subjects a United States corporation to tax on its Global Intangible Low-Taxed Income ("GILTI"). We have established a policy of treating the taxes due on future GILTI inclusions in United States taxable income as a current-period expense when incurred.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Required information is within Item 7.— Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Live Nation Entertainment, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Live Nation Entertainment, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Acquisition of OCESA

Description of the Matter	As disclosed in Note 2 to the consolidated financial statements, the Company completed its acquisition of an aggregate 51% interest in OCESA for $431.9 million on December 6, 2021. This transaction was accounted for as a business combination. The preliminary estimates of the fair value of intangible assets were finalized during the measurement period in 2022. The Company allocated the purchase price to the assets acquired and liabilities assumed based on their respective fair values, including identified intangible assets of $474 million and resulting goodwill of $372 million.

Auditing the Company's accounting for its acquisition of OCESA was complex due to the significant estimation utilized by management in developing the intangible assets' valuation models used in the purchase price allocation. The significant assumptions included forecasted earnings and discount rate. These assumptions are forward-looking and could be affected by future economic and market conditions. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over its accounting for the OCESA acquisition. For example, we tested controls over the valuation of the identified intangible assets and resulting goodwill, including management's review of the valuation models and significant assumptions used to develop the estimate of fair value of these assets.

To test the estimated fair value of the identified intangible assets and resulting goodwill, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodologies, evaluating the significant assumptions used in the valuation calculations, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. We involved our valuation specialists to assist with evaluating the methodology and significant assumptions used by management to determine the fair value estimates. Additionally, we performed sensitivity analyses of the identified significant assumptions and compared them to current industry and market trends, the assumptions used by the Company to value similar assets in other acquisitions, as well as historical results, as applicable. |

Ernst & Young LLP

We have served as the Company's auditor since 2005.

Los Angeles, California
February 23, 2023

LIVE NATION ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2022	2021
	(in thousands, except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,606,457	$ 4,884,729
Accounts receivable, less allowance of $63,294 and $50,491, respectively	1,465,383	1,066,573
Prepaid expenses	949,826	654,894
Restricted cash	5,917	3,063
Other current assets	131,939	74,834
Total current assets	8,159,522	6,684,093
Property, plant and equipment, net	1,487,663	1,091,929
Operating lease assets	1,571,395	1,538,911
Intangible assets		
Definite-lived intangible assets, net	1,050,622	1,026,338
Indefinite-lived intangible assets, net	368,712	369,028
Goodwill	2,529,380	2,590,869
Long-term advances	568,558	552,697
Other long-term assets	724,989	548,453
Total assets	$ 16,460,841	$ 14,402,318
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable, client accounts	$ 1,791,025	$ 1,532,345
Accounts payable	180,076	110,623
Accrued expenses	2,368,434	1,645,906
Deferred revenue	3,134,800	2,774,792
Current portion of long-term debt, net	620,032	585,254
Current portion of operating lease liabilities	140,232	123,715
Other current liabilities	68,716	83,087
Total current liabilities	8,303,315	6,855,722
Long-term debt, net	5,283,467	5,145,484
Long-term operating lease liabilities	1,654,525	1,606,064
Other long-term liabilities	455,971	431,581
Commitments and contingent liabilities		
Redeemable noncontrolling interests	669,766	551,921
Stockholders' equity		
Preferred stock—Series A Junior Participating, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Preferred stock, $0.01 par value; 30,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 450,000,000 shares authorized; 231,671,647 and 225,082,603 shares issued and 231,263,623 and 224,674,579 shares outstanding in 2022 and 2021, respectively	2,285	2,220
Additional paid-in capital	2,698,316	2,897,695
Accumulated deficit	(2,971,229)	(3,327,737)
Cost of shares held in treasury	(6,865)	(6,865)
Accumulated other comprehensive loss	(90,076)	(147,964)
Total Live Nation stockholders' equity	(367,569)	(582,651)
Noncontrolling interests	461,366	394,197
Total equity	93,797	(188,454)
Total liabilities and equity	$ 16,460,841	$ 14,402,318

See Notes to Consolidated Financial Statements

LIVE NATION ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2022	2021	2020
	(in thousands except share and per share data)		
Revenue	$ 16,681,254	$ 6,268,447	$ 1,861,178
Operating expenses:			
Direct operating expenses	12,337,524	4,355,989	1,402,400
Selling, general and administrative expenses	2,955,884	1,754,822	1,524,342
Depreciation and amortization	449,976	416,277	485,025
Loss (gain) on disposal of operating assets	(32,082)	(1,211)	503
Corporate expenses	237,834	160,428	102,100
Operating income (loss)	732,118	(417,858)	(1,653,192)
Interest expense	278,483	282,440	226,832
Interest income	(77,620)	(6,625)	(11,737)
Equity in losses (earnings) of nonconsolidated affiliates	(10,571)	(2,520)	5,458
Loss (gain) from sale of investments in nonconsolidated affiliates	(448)	(83,578)	1,727
Other expense (income), net	36,827	3,692	(18,807)
Income (loss) before income taxes	505,447	(611,267)	(1,856,665)
Income tax expense (benefit)	96,254	(2,481)	(28,875)
Net income (loss)	409,193	(608,786)	(1,827,790)
Net income (loss) attributable to noncontrolling interests	113,207	42,118	(103,255)
Net income (loss) attributable to common stockholders of Live Nation	$ 295,986	$ (650,904)	$ (1,724,535)
Basic net income (loss) per common share available to common stockholders of Live Nation	$ 0.66	$ (3.09)	$ (8.12)
Diluted net income (loss) per common share available to common stockholders of Live Nation	$ 0.64	$ (3.09)	$ (8.12)
Weighted average common shares outstanding:			
Basic	224,809,558	217,190,862	212,270,944
Diluted	231,556,866	217,190,862	212,270,944

Reconciliation to net income (loss) available to common stockholders of Live Nation:			
Net income (loss) attributable to common stockholders of Live Nation	$ 295,986	$ (650,904)	$ (1,724,535)
Accretion of redeemable noncontrolling interests	(146,770)	(19,771)	1,180
Net income (loss) available to common stockholders of Live Nation—basic and diluted	$ 149,216	$ (670,675)	$ (1,723,355)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,	
	2022	**2021**	**2020**
	(in thousands)		
Net income (loss)	$ 409,193	$ (608,786)	$ (1,827,790)
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on cash flow hedge	49,529	15,204	(36,689)
Realized loss on cash flow hedge	312	7,825	5,102
Foreign currency translation adjustments	8,047	6,016	291
Comprehensive income (loss)	467,081	(579,741)	(1,859,086)
Comprehensive income (loss) attributable to noncontrolling interests	113,207	42,118	(103,255)
Comprehensive income (loss) attributable to common stockholders of Live Nation	$ 353,874	$ (621,859)	$ (1,755,831)

See Notes to Consolidated Financial Statements

LIVE NATION ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Live Nation Stockholders' Equity								Redeemable Noncontrolling Interests
	Common Shares Issued	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Cost of Shares Held in Treasury	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity	
	(in thousands, except share data)								*(in thousands)*
Balances at December 31, 2019	211,262,062	$ 2,113	$ 2,245,619	$ (949,334)	$ (6,865)	$ (145,713)	$ 318,134	$ 1,463,954	$ 449,498
Cumulative effect of change in accounting principle	—	—	—	(2,964)	—	—	—	(2,964)	—
Non-cash and stock-based compensation	—	—	116,899	—	—	—	—	116,899	—
Common stock issued under stock plans, net of shares withheld for employee taxes	1,382,256	14	(37,876)	—	—	—	—	(37,862)	—
Exercise of stock options	1,822,670	18	20,952	—	—	—	—	20,970	—
Fair value of convertible debt conversion feature, net of issuance costs	—	—	33,347	—	—	—	—	33,347	—
Acquisitions	—	—	—	—	—	—	54,378	54,378	23,511
Divestitures	—	—	—	—	—	—	6	6	—
Purchases of noncontrolling interests	—	—	14,336	—	—	—	(3,975)	10,361	(129,652)
Sales of noncontrolling interests	—	—	(7,667)	—	—	—	39,406	31,739	—
Redeemable noncontrolling interests fair value adjustments	—	—	1,180	—	—	—	—	1,180	(1,180)
Contributions received	—	—	—	—	—	—	4,668	4,668	750
Cash distributions	—	—	—	—	—	—	(25,092)	(25,092)	(16,532)
Other	—	—	—	—	—	—	(2,731)	(2,731)	2,535
Comprehensive income (loss):									
Net loss	—	—	—	(1,724,535)	—	—	(46,774)	(1,771,309)	(56,481)
Unrealized loss on cash flow hedge	—	—	—	—	—	(36,689)	—	(36,689)	—
Realized loss on cash flow hedge	—	—	—	—	—	5,102	—	5,102	—
Foreign currency translation adjustments	—	—	—	—	—	291	—	291	—
Balances at December 31, 2020	214,466,988	2,145	2,386,790	(2,676,833)	(6,865)	(177,009)	338,020	(133,752)	272,449

See Notes to Consolidated Financial Statements

Live Nation Stockholders' Equity

	Common Shares Issued	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Cost of Shares Held in Treasury	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
			(in thousands, except share data)						(in thousands)
Non-cash and stock-based compensation	—	—	96,747	—	—	—	—	96,747	—
Common stock issued under stock plans, net of shares withheld for employee taxes	921,186	9	(27,707)	—	—	—	—	(27,698)	—
Exercise of stock options	1,337,301	13	12,458	—	—	—	—	12,471	—
Sale of common shares	5,239,259	53	449,577	—	—	—	—	449,630	—
Acquisitions	—	—	—	—	—	—	21,120	21,120	280,828
Purchases of noncontrolling interests	—	—	(110)	—	—	—	(2,577)	(2,687)	(1,698)
Sales of noncontrolling interests	—	—	(289)	—	—	—	9,318	9,029	—
Redeemable noncontrolling interests fair value adjustments	—	—	(19,771)	—	—	—	—	(19,771)	19,771
Contributions received	—	—	—	—	—	—	21,911	21,911	95
Cash distributions	—	—	—	—	—	—	(41,011)	(41,011)	(11,357)
Other	—	—	—	—	—	—	(3,090)	(3,090)	221
Comprehensive income (loss):									
Net income (loss)	—	—	—	(650,904)	—	—	50,506	(600,398)	(8,388)
Unrealized gain on cash flow hedge	—	—	—	—	—	15,204	—	15,204	—
Realized loss on cash flow hedge	—	—	—	—	—	7,825	—	7,825	—
Foreign currency translation adjustments	—	—	—	—	—	6,016	—	6,016	—
Balances at December 31, 2021	221,964,734	2,220	2,897,695	(3,327,737)	(6,865)	(147,964)	394,197	(188,454)	551,921

See Notes to Consolidated Financial Statements

54

Live Nation Stockholders' Equity

	Common Shares Issued	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Cost of Shares Held in Treasury	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
			(in thousands, except share data)						*(in thousands)*
Cumulative effect of change in accounting principle	—	—	(95,986)	60,522	—	—	—	(35,464)	—
Non-cash and stock-based compensation	—	—	223,136	—	—	—	—	223,136	—
Common stock issued under stock plans, net of shares withheld for employee taxes	2,598,569	26	(120,524)	—	—	—	—	(120,498)	—
Exercise of stock options	3,934,799	39	5,883	—	—	—	—	5,922	—
Acquisitions	—	—	—	—	—	—	6,846	6,846	30,532
Divestitures	—	—	—	—	—	—	—	—	—
Purchases of noncontrolling interests	—	—	(64,601)	—	—	—	(7,778)	(72,379)	(5,848)
Sales of noncontrolling interests	—	—	—	—	—	—	(336)	(336)	—
Redeemable noncontrolling interests fair value adjustments	—	—	(147,323)	—	—	—	—	(147,323)	147,230
Contributions received	—	—	—	—	—	—	17,400	17,400	25
Cash distributions	—	—	—	—	—	—	(79,887)	(79,887)	(20,773)
Other	—	—	36	—	—	—	30,580	30,616	(46,184)
Comprehensive income (loss):									
Net income	—	—	—	295,986	—	—	100,344	396,330	12,863
Unrealized gain on cash flow hedge	—	—	—	—	—	49,529	—	49,529	—
Realized loss on cash flow hedge	—	—	—	—	—	312	—	312	—
Foreign currency translation adjustments	—	—	—	—	—	8,047	—	8,047	—
Balances at December 31, 2022	228,498,102	$2,285	$2,698,316	$(2,971,229)	$(6,865)	$(90,076)	$461,366	$93,797	$669,766

See Notes to Consolidated Financial Statements

55

LIVE NATION ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 409,193	$ (608,786)	$ (1,827,790)
Reconciling items:			
Depreciation	225,770	222,840	245,713
Amortization	224,206	193,437	239,312
Amortization of non-recoupable ticketing contract advances	79,043	74,406	47,971
Deferred income tax benefit	7,199	(9,639)	(37,877)
Amortization of debt issuance costs and discounts	16,448	37,260	32,774
Provision for uncollectible accounts receivable	68,612	(17,826)	43,076
Non-cash compensation expense	110,049	209,337	116,889
Unrealized changes in fair value of contingent consideration	56,704	(6,732)	(24,448)
Equity in losses earnings of nonconsolidated affiliates, net of distributions	14,912	11,189	18,280
Loss (gain) on sale of investments in nonconsolidated affiliates	1,357	(83,578)	1,727
Other, net	(19,283)	(15,333)	(18,472)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease (increase) in accounts receivable	(463,977)	(485,211)	490,588
Decrease (increase) in prepaid expenses and other assets	(267,945)	95,533	141,631
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1,002,158	1,315,722	(1,379,461)
Increase in deferred revenue	367,617	847,949	826,699
Net cash provided by (used in) operating activities	1,832,063	1,780,568	(1,083,388)
CASH FLOWS FROM INVESTING ACTIVITIES			
Advances of notes receivable	(115,992)	(28,899)	(56,957)
Collections of notes receivable	20,527	23,835	80,963
Investments made in nonconsolidated affiliates	(91,186)	(110,589)	(11,242)
Purchases of property, plant and equipment	(347,206)	(152,734)	(213,746)
Cash paid for acquisitions, net of cash acquired	(257,191)	(384,251)	(41,083)
Purchases of intangible assets	(6,080)	(7,100)	(8,863)
Proceeds from sale of investments in nonconsolidated affiliates	3,863	90,432	19,003
Other, net	8,574	2,344	7,863
Net cash used in investing activities	(784,691)	(566,962)	(224,062)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from long-term debt, net of debt issuance costs	122,251	903,827	1,607,365
Payments on long-term debt including extinguishment costs	(45,792)	(109,705)	(30,987)
Contributions from noncontrolling interests	15,021	22,026	5,418
Distributions to noncontrolling interests	(100,660)	(52,368)	(41,624)
Purchases and sales of noncontrolling interests, net	(48,306)	(9,638)	(106,242)
Proceeds from sale of common stock, net of issuance costs	—	449,630	—
Proceeds from exercise of stock options	35,775	30,618	30,647
Taxes paid for net share settlement of equity awards	(76,925)	(45,845)	(47,539)
Payments for deferred and contingent consideration	(44,220)	(17,319)	(66,992)
Other, net	(484)	106	36
Net cash provided by (used in) financing activities	(143,340)	1,171,332	1,350,082
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(179,450)	(43,585)	29,565
Net increase in cash, cash equivalents and restricted cash	724,582	2,341,353	72,197
Cash, cash equivalents and restricted cash at beginning of period	4,887,792	2,546,439	2,474,242
Cash, cash equivalents and restricted cash at end of period	$ 5,612,374	$ 4,887,792	$ 2,546,439
SUPPLEMENTAL DISCLOSURE			
Cash paid during the year for:			
Interest, net of interest income	$ 180,878	$ 224,402	$ 166,403
Income taxes, net of refunds	$ 43,859	$ 15,911	$ 26,151

See Notes to Consolidated Financial Statements

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History

Live Nation was incorporated in Delaware on August 2, 2005 in preparation for the contribution and transfer by Clear Channel Communications, Inc. of substantially all of its entertainment assets and liabilities to us. We completed this separation on December 21, 2005 and became a publicly traded company on the New York Stock Exchange trading under the symbol "LYV."

On January 25, 2010, we merged with Ticketmaster Entertainment LLC and it became a wholly-owned subsidiary of Live Nation. Effective with the merger, Live Nation, Inc. changed its name to Live Nation Entertainment, Inc.

Seasonality

Our Concerts and Sponsorship & Advertising segments typically experience higher revenue and operating income in the second and third quarters as our outdoor venue concerts and festivals primarily occur from May through October in most major markets. Our Ticketing segment revenue is impacted by fluctuations in the availability and timing of events for sale to the public, which vary depending upon scheduling by our clients.

Cash flows from our Concerts segment typically have a slightly different seasonality as payments are often made for artist performance fees and production costs for tours in advance of the date the related event tickets go on sale. These artist fees and production costs are expensed when the event occurs. Once tickets for an event go on sale, we generally begin to receive payments from ticket sales in advance of when the event occurs. In the United States, this cash is largely associated with events in our owned or operated venues, notably amphitheaters, festivals, theaters and clubs. Internationally, this cash is from a combination of both events in our owned or operated venues, as well as events in third-party venues associated with our promoters' share of tickets in allocation markets. We record these ticket sales as revenue when the event occurs. Our seasonality also results in higher balances in cash and cash equivalents, accounts receivable, prepaid expenses, accrued expenses and deferred revenue at different times in the year.

We expect our seasonality trends to evolve as we continue to expand our global operations.

Basis of Presentation and Principles of Consolidation

Our consolidated financial statements include all of our accounts, including our majority owned and controlled subsidiaries and VIEs for which we are the primary beneficiary. Intercompany accounts among the consolidated businesses have been eliminated in consolidation. Net income (loss) attributable to noncontrolling interests is reflected in the statements of operations.

Typically, we consolidate entities in which we own more than 50% of the voting common stock and control operations and also VIEs for which we are the primary beneficiary. Investments in nonconsolidated affiliates in which we own more than 20% of the voting common stock or otherwise exercise significant influence over operating and financial policies but not control of the nonconsolidated affiliate are accounted for using the equity method of accounting. Investments in nonconsolidated affiliates in which we own less than 20% of the voting common stock and do not exercise significant influence over operating and financial policies are accounted for at fair value unless the investment does not have a readily determinable fair value in which case the investment is accounted for at cost less any impairment.

All of our cash flow activity reflected on the consolidated statements of cash flows is presented net of any non-cash transactions so the amounts reflected may be different than amounts shown in other places in our consolidated financial statements that are based on accrual accounting and therefore include non-cash amounts. For example, purchases of property, plant and equipment reflected on the consolidated statements of cash flows reflect the amount of cash paid during the year for these purchases and does not include the impact of the changes in accrued expenses related to capital expenditures during the year.

Variable Interest Entities

In the normal course of business, we enter into joint ventures or make investments in companies that will allow us to expand our core business and enter new markets. In certain instances, such ventures or investments may be considered a VIE because the equity at risk is insufficient to permit it to carry on its activities without additional financial support from its equity owners. In determining whether we are the primary beneficiary of a VIE, we assess whether we have the power to direct activities that most significantly impact the economic performance of the entity and have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The activities we believe most significantly impact the economic performance of our VIEs include the unilateral ability to approve the annual budget, to terminate key management and to approve entering into agreements with artists, among others. We have certain rights and obligations related to our involvement in the VIEs, including the requirement to provide operational cash flow funding. As of December 31, 2022 and 2021, excluding intercompany balances and allocated goodwill and intangible assets, there were approximately $514 million and $363 million of assets and $427 million and $276 million of liabilities, respectively, related to VIEs included in our balance sheets. None of our VIEs are significant on an individual basis.

Nonconsolidated Affiliates

In general, nonconsolidated investments in which we own more than 20% of the common stock or otherwise exercise significant influence over an affiliate are accounted for under the equity method. We review the value of equity method investments and record impairment charges in the statements of operations for any decline in value that is determined to be other-than-temporary. If we obtain control of a nonconsolidated affiliate through the purchase of additional ownership interest or changes in the governing agreements, we remeasure our investment to fair value first and then apply the accounting guidance for business combinations. Any gain or loss resulting from the remeasurement to fair value is recorded as a component of other expense (income), net in the statements of operations.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. Our cash and cash equivalents include domestic and foreign bank accounts as well as interest-bearing accounts consisting primarily of bank deposits and money market accounts managed by third-party financial institutions. These balances are stated at cost, which approximates fair value.

Restricted cash primarily consists of cash held in escrow accounts to fund capital improvements of certain leased or operated venues. The cash is held in these accounts pursuant to the related lease or operating agreement.

Included in the December 31, 2022 and 2021 cash and cash equivalents balance is $1.5 billion and $1.3 billion, respectively, of cash received that includes the face value of tickets sold on behalf of our ticketing clients and their share of service charges ("client cash"), which amounts are to be remitted to these clients. We generally do not utilize client cash for our own financing or investing activities as the amounts are payable to our clients on a regular basis. These amounts due to our clients are included in accounts payable, client accounts.

Cash held in interest-bearing operating accounts in many cases exceeds the Federal Deposit Insurance Corporation insurance limits. To reduce our credit risk, we monitor the credit standing of the financial institutions that hold our cash and cash equivalents; however, these balances could be impacted in the future if the underlying financial institutions fail. To date, we have experienced no loss of or lack of access to our cash or cash equivalents; however, we can provide no assurances that access to our cash and cash equivalents will not be impacted in the future by adverse conditions in the financial markets.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. Generally, we record reserves based on the amount of cash we expect to receive when an account receivable balance is established. Our reserve estimate is primarily based on our historical accounts receivable write-offs. We adjust the historical reserve estimate applied to current accounts receivable when events or circumstances change, such as changes in current economic conditions or there is a significant deterioration in our accounts receivable aging, indicating that the reserve estimate may be insufficient to cover the expected loss. We generally apply a portfolio approach to all of our accounts receivable based on reporting unit unless there are facts and circumstances that indicate a specific group of customers is at greater risk of nonpayment.

We believe that the credit risk with respect to trade receivables is limited due to the large number and the geographic diversification of our customers.

Prepaid Expenses

The majority of our prepaid expenses relate to event expenses including show advances and deposits and other costs directly related to future concert events. For advances that are expected to be recouped over a period of more than twelve months, the long-term portion of the advance is classified as long-term advances. These prepaid costs are charged to operations upon completion of the related events.

Ticketing contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to our clients pursuant to ticketing agreements and are reflected in prepaid expenses or in long-term advances if the amount is expected to be recouped or recognized over a period of more than twelve months. Recoupable ticketing contract advances are generally recoupable against future royalties earned by our clients, based on the contract terms, over the life of the contract. Non-recoupable ticketing contract advances, excluding those amounts paid to support clients' advertising costs, are fixed additional incentives occasionally paid by us to secure the contract with certain clients and are typically amortized over the life of the contract on a straight-line basis.

Artist advances and ticketing contract advances are reviewed for recoverability whenever circumstances change, such as extended delays in an artist's touring cycle, a decline in an artist's tour earnings, lack of events on sale for a ticketing client or a decline in a client's ticket sales, indicating that the advance may not be recoupable over the term of the agreement. We review various factors, including past recoupment amounts, timing of an artist's last tour, expectations of future tours, ticketing clients' historical ticket sales and expectations of clients' future ticket sales, to determine if we believe the advance will recoup as expected. If an advance is not expected to be fully recoupable, a reserve is established to reduce the advance to the amount we expect to recoup. The reserves are recorded as a component of direct operating expenses in our consolidated statements of operations.

Business Combinations

During 2022, 2021 and 2020, we completed several acquisitions that were accounted for as business combinations under the acquisition method of accounting. When we make these acquisitions, we often acquire a controlling interest without buying 100% of the business. These acquisitions and the related results of operations were not significant on either an individual basis or in the aggregate for the years ended December 31, 2022 and 2020. Further information regarding our acquisitions for the year ended December 31, 2021 can be found in Note 2 – Acquisitions.

During 2020, we acquired the remaining redeemable noncontrolling interests of certain subsidiaries and settled certain contingent consideration obligations in exchange for debt obligations totaling $11.8 million which are reflected in current portion of long-term debt, net on our consolidated balance sheets. These non-cash transactions have not been reflected as cash flows from financing activities within our consolidated statements of cash flows. There were no similar material transactions in 2021 and 2022.

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interest in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items.

Property, Plant and Equipment

Property, plant and equipment are stated at cost or fair value at the date of acquisition. Depreciation is computed using the straight-line method over their estimated useful lives, which are typically as follows:

Buildings and improvements - 10 to 50 years

Computer equipment and capitalized software - 3 to 10 years

Furniture and other equipment - 3 to 10 years

Leasehold improvements are depreciated over the shorter of the economic life or associated lease term. Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for asset renewal and improvements are capitalized. Our depreciation expense is presented as a separate line item, with amortization expense, in the statements of operations. There is no depreciation expense included in direct operating expenses, selling, general and administrative expenses or corporate expenses.

We test for possible impairment of property, plant and equipment whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projections of, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which could indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows.

Intangible Assets

We classify intangible assets as definite-lived or indefinite-lived. Definite-lived intangibles include revenue-generating contracts, client/vendor relationships, trademarks and naming rights, technology, non-compete agreements, and venue management and leasehold agreements, all of which are amortized either on a straight-line basis over the respective lives of the agreements, typically 3 to 10 years, or on a basis more representative of the time pattern over which the benefit is derived. We periodically review the appropriateness of the amortization periods related to our definite-lived intangible assets. These assets are stated at cost or fair value at the date of acquisition. Indefinite-lived intangibles consist of trade names which are not subject to amortization. Our amortization expense is presented as a separate line item, with depreciation expense, in the statements of operations. There is no amortization expense included in direct operating expenses, selling, general and administrative expenses or corporate expenses.

We test for possible impairment of definite-lived intangible assets whenever events or circumstances change, such as a current period operating cash flow loss combined with a history of, or projections of, operating cash flow losses or a significant adverse change in the manner in which the asset is intended to be used, which could indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. For the years ended December 31, 2022 and 2021, there were no significant impairment charges. For the year ended December 31, 2020, we recorded impairment charges of $23.6 million primarily related to intangible assets for revenue-generating contracts, venue management and leaseholds and client/vendor relationships in the Concerts segment primarily as a result of the expected impacts from the global COVID-19 pandemic where the useful life of the definite-lived intangible asset was expiring within the near term. See Note 7 – Fair Value Measurements for further discussion of the inputs used to determine the fair values.

We test for possible impairment of indefinite-lived intangible assets at least annually. Depending on facts and circumstances, qualitative factors may first be assessed to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If it is concluded that it is more likely than not impaired, we perform a quantitative impairment test by comparing the fair value with the carrying amount. When specific assets are determined to be impaired, the cost basis of the asset is reduced to reflect the current fair value. Any such impairment charge is recorded in depreciation and amortization in the statements of operations. The impairment loss calculations require management to apply judgment in estimating future cash flows, expected future revenue, discount rates and royalty rates that reflect the risk inherent in future cash flows. For the years ended December 31, 2022, 2021 and 2020, there were no significant impairment charges.

Goodwill

We review goodwill for impairment annually, as of October 1, using a two-step process. We also test goodwill for impairment in other periods if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount or when we change our reporting units.

The first step is a qualitative evaluation as to whether it is more likely than not that the fair value of any of our reporting units is less than its carrying value using an assessment of relevant events and circumstances. Examples of such events and circumstances include historical financial performance, industry and market conditions, macroeconomic conditions, reporting unit-specific events, historical results of goodwill impairment testing and the timing of the last performance of a quantitative assessment. We also considered changes in discount rates, market multiples, carrying values and forecast since the last quantitative test. If any reporting units are concluded to be more likely than not impaired, or if that conclusion cannot be determined qualitatively, a second step is performed for that reporting unit utilizing a quantitative approach.

For the years ended December 31, 2022 and 2021, as part of our annual test for impairment, all of our reporting units with goodwill were assessed under the initial qualitative evaluation and did not advance to the quantitative analysis. No impairment charges were recorded for the years ended December 31, 2022, 2021 and 2020.

Leases

We lease office space, many of our concert venues, festival sites and certain equipment. We record a lease asset and liability on our consolidated balance sheets at the inception of the lease or when we take possession of the leased space or equipment, if later, based on the required payments over the term of the lease. We do not recognize a lease asset or liability for leases with an initial term of twelve months or less, including multi-year festival site leases where the sum of the non-consecutive periods of rental time is less than twelve months. Rent expense for these short-term leases is generally recognized on a straight-line basis over the lease term.

Some of our lease agreements contain annual rental escalation clauses, as well as provisions for us to pay the related utilities and maintenance. We have elected to account for the lease components (i.e., fixed payments including rent and parking) and non-lease components (i.e., common-area maintenance costs) as a single lease component.

Many of our lease agreements contain renewal options that can extend the lease for additional terms typically ranging from one to ten years. Renewal options at the discretion of the lessor are included in the lease term while renewal options at our discretion are generally not included in the lease term unless they are reasonably certain to be exercised.

In addition to fixed rental payments, many of our leases contain contingent rental payments based on a percentage of revenue, tickets sold or other variables, while others include periodic adjustments to rental payments based on the prevailing inflationary index or market rental rates. Contingent rent obligations are not included in the initial measurement of the lease asset or liability and are recognized as rent expense in the period that the contingency is resolved. Our leases do not contain any material residual value guarantees or restrictive covenants.

We measure our lease assets and liabilities using an incremental borrowing rate which varies from lease to lease depending on geographical location and length of the lease.

Accounts Payable, Client Accounts

Accounts payable, client accounts consists of contractual amounts due to our ticketing clients which includes the face value of tickets sold and the clients' share of service charges.

Income Taxes

We account for income taxes using the liability method which results in deferred tax assets and liabilities based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion of or the entire asset will not be realized. As almost all earnings from our continuing foreign operations are permanently reinvested and not distributed, our income tax provision does not include additional United States state and foreign withholding or transaction taxes on those foreign earnings that would be incurred if they were distributed. It is not practicable to determine the amount of state and foreign income taxes, if any, that might become due in the event that any remaining available cash associated with these earnings were distributed.

The FASB guidance for income taxes prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

We have established a policy of including interest related to tax loss contingencies in income tax expense (benefit) in the statements of operations.

The Tax Cuts and Jobs Act ("TCJA") enacted in December 2017 subjects a United States corporation to tax on its Global Intangible Low-Taxed Income ("GILTI"). We have established a policy of treating the taxes due on future GILTI inclusions in United States taxable income as a current-period expense when incurred.

In August 2022, the Inflation Reduction Act (IRA) was enacted in the United States, which includes health care, clean energy, and income tax provisions. The income tax provisions amend the Internal Revenue Code to include amongst other things a corporate alternative minimum tax starting in the 2023 tax year. The Company is still assessing the impact due to lack of United States Treasury regulations; however, the IRA is not expected to have a material impact on the Company's financial statements due to net operating losses and full valuation allowances for the United States, which is our most significant jurisdiction. We will continue to monitor to ensure our financial results and related tax disclosures are in compliance with the IRA tax legislation.

Revenue Recognition

Revenue from the promotion or production of an event in our Concerts segment is recognized when the show occurs. Consideration collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorship agreements, which is not related to a single event, is classified as deferred revenue and recognized over the term of the agreement or operating season as the benefits are provided to the sponsor.

Revenue from our ticketing operations primarily consists of service fees charged at the time a ticket for an event is sold in either the primary or secondary markets. For primary tickets sold to our concert and festival events, where our concert promoters control ticketing, the revenue for the associated ticket service charges collected in advance of the event is recorded as deferred revenue until the event occurs and these service charges are shared between our Ticketing and Concerts segments. For primary tickets sold for events of third-party clients and secondary market sales, the revenue is recognized at the time of the sale and is recorded by our Ticketing segment. Amortization of nonrecoupable ticketing contract advances is recorded as a reduction to revenue.

We account for taxes that are externally imposed on revenue producing transactions on a net basis.

Gross versus Net Revenue Recognition

We report revenue on a gross or net basis based on management's assessment of whether we act as a principal or agent in the transaction. To the extent we act as the principal, revenue is reported on a gross basis. The determination of whether we act as a principal or an agent in a transaction is based on an evaluation of whether we have control of the good or service before it is transferred to the customer. Our Ticketing segment's revenue, which primarily consists of service fees from its ticketing operations, is recorded net of the face value of the ticket as we generally act as an agent in these transactions.

Business Interruption Insurance Recovery

We record revenue or offset expense for covered business interruptions in the period we determine it is probable we will be compensated for the costs incurred or the applicable contingencies with the insurance company are resolved for lost revenue. This may result in business interruption insurance recoveries being recorded in a period subsequent to the period we experience lost revenue and/or incurred the expenses from a covered event that are being reimbursed. For the years ended December 31, 2022, 2021 and 2020, we recorded business interruption insurance recoveries of $38.8 million, $97.2 million and $125.7 million, respectively. The recoveries were for a variety of claims and primarily recorded as revenue.

Foreign Currency

Results of operations for foreign subsidiaries and foreign equity investees are translated into United States dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries and investees are translated into United States dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' equity in AOCI. Foreign currency transaction gains and losses are included in the statements of operations and include the impact of revaluation of certain foreign currency denominated net assets or liabilities held internationally. For the year ended December 31, 2022 and 2021, we recorded net foreign currency transaction losses of $55.8 million and $20.6 million, respectively. For the year ended December 31, 2020, we recorded net foreign currency transaction gains of $9.0 million.

Advertising Expense

We record advertising expense in the year that it is incurred. Throughout the year, general advertising expenses are recognized as they are incurred, but event-related advertising for concerts is recognized once the show occurs. If an event is rescheduled into the following year, the advertising costs are expensed in the period the event is rescheduled. However, all advertising costs incurred during the year and not previously recognized are expensed at the end of the year. Advertising expenses of $588.0 million, $260.8 million and $103.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, were recorded as a component of direct operating expenses. Advertising expenses of $32.0 million, $18.1 million and $14.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, were recorded as a component of selling, general and administrative expenses.

Direct Operating Expenses

Direct operating expenses include artist fees, show-related marketing and advertising expenses, rent expense for events in third-party venues, credit card fees, telecommunication and data communication costs associated with our call centers, commissions paid on tickets distributed through independent sales outlets away from the box office, and salaries and wages related to seasonal employees at our venues along with other costs, including ticket stock and shipping. These costs are primarily variable in nature.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and other compensation costs related to full-time employees, fixed rent, travel and entertainment, legal expenses and consulting along with other costs.

Non-cash and Stock-based Compensation

We follow the fair value recognition provisions in the FASB guidance for stock compensation. Stock-based compensation expense includes compensation expense for all share-based payments using the estimated grant date fair value. Stock-based compensation expense is adjusted for forfeitures as they occur.

The fair value for options in Live Nation stock is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. We use an expected volatility based on an even weighting of our own traded options and historical volatility. We use a weighted-average expected life based on historical experience calculated with the assistance of outside consultants. The risk-free rate for periods within the expected life of the option is based on the United States Treasury note rate.

The fair value of restricted stock awards and deferred stock awards, which is generally the stock price on the date of grant, is amortized to expense on a straight-line basis over the vesting period except for restricted stock awards and deferred stock awards with minimum performance or market targets as their vesting condition. The performance-based awards are amortized to expense on a graded basis over the vesting period to the extent that it is probable that the performance criteria will be met. Market-based award fair values are estimated using a Monte Carlo simulation model and are then amortized to expense on a graded basis over the derived service period, which is estimated as the median weighted average vesting period from the Monte Carlo simulation models. However, unlike awards with a service or performance condition, the expense for market-based awards will not be reversed solely because the market condition is not satisfied.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes including, but not limited to, legal, tax and insurance accruals, acquisition accounting and impairments. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current year presentation. Such reclassifications did not have any effect on our financial condition or results of operations as previously reported.

Accounting Pronouncements Adopted

In August 2020, the FASB issued accounting standards update ("ASU 2020-06") that simplifies the accounting for convertible instruments and its application of the derivatives scope exception for contracts in an entity's own equity. The new guidance reduces the number of accounting models that require separating embedded conversion features from convertible instruments. As a result, only conversion features accounted for under the substantial premium model and those that require bifurcation will be accounted for separately. For contracts in an entity's own equity, the new guidance eliminates some of the current requirements for equity classification. The guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and requires enhanced disclosures about the terms of convertible instruments and contracts in an entity's own equity. We adopted this guidance on January 1, 2022, using the modified retrospective method and recorded a cumulative-effect adjustment of $60.5 million as a reduction to accumulated deficit in the consolidated balance sheets. The impact of adoption also resulted in a reduction of additional paid-in capital of $96.0 million and increases in current portion of long-term debt, net and long-term debt, net of $14.7 million and $20.8 million, respectively, as a result of reversal of the separation of the convertible debt between debt and equity. The adoption did not have a material effect on our consolidated statements of operations or consolidated statements of cash flows.

NOTE 2—ACQUISITIONS

During 2022, we completed various acquisitions for total consideration, net of cash acquired, of $315.0 million. For certain acquisitions totaling $249.9 million, the fair value of the assets acquired represented substantially all the consideration transferred, and as such we accounted for the acquisitions as an asset acquisition. All acquisitions were not material on an individual basis or in aggregate for the year ended December 31, 2022.

During 2021, we completed the acquisition of an aggregate 51% interest in OCESA. This acquisition was accounted for as a business combination under the acquisition method of accounting. With the exception of OCESA, all other acquisitions were not material on an individual basis or in the aggregate for the years ended December 31, 2021.

OCESA Acquisition

Description of Transaction

On December 6, 2021, we completed our acquisition of an aggregate 51% of the capital stock of OCESA (the "Acquisition") for $431.9 million, subject to certain adjustments. OCESA is one of the most prominent live event businesses globally with a robust business portfolio in ticketing, sponsorship, concession, merchandise, and venue operation across Mexico and Latin America. We completed our purchase price accounting during the three-month period ending December 31, 2022.

Recording of Assets Acquired and Liabilities Assumed

The following table summarizes the final acquisition-date fair value of the identifiable assets acquired, liabilities assumed and noncontrolling interests including goodwill:

	Initial Allocation [1]	Adjustments [2]	Final Allocation
		(in thousands)	
Fair value of consideration transferred	$ 431,943	$ —	$ 431,943
Adjustments for working capital	—	2,269	2,269
Fair value of redeemable noncontrolling interests	280,000	—	280,000
Fair value of noncontrolling interests	7,000	(3,000)	4,000
Fair value of pre-existing investment in nonconsolidated affiliates	50,000	16,660	66,660
Less: recognized amounts of identifiable assets acquired and liabilities assumed			
Cash and cash equivalents	113,014	(7,896)	105,118
Accounts receivable	89,844	(18,497)	71,347
Prepaid expenses	33,070	(7,178)	25,892
Other current assets	658	7,168	7,826
Property, plant and equipment	25,318	(97)	25,221
Operating lease assets	67,142	51	67,193
Intangible assets	340,000	134,000	474,000
Investments in nonconsolidated affiliates	30,000	—	30,000
Other long-term assets	36,525	—	36,525
Accounts payable, client accounts	(13,344)	13,019	(325)
Accounts payable	(12,584)	18	(12,566)
Accrued expenses	(69,583)	8,514	(61,069)
Deferred revenue	(144,557)	8,401	(136,156)
Current portion of operating lease liabilities	(9,209)	(1)	(9,210)
Long-term operating lease liabilities	(57,984)	—	(57,984)
Long-term deferred income taxes	(102,279)	(40,200)	(142,479)
Other long-term liabilities	—	(10,334)	(10,334)
Goodwill	$ 442,912	$ (71,039)	$ 371,873

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[1] As reported in our 2021 Annual Report on Form 10-K.

[2] The adjustments to the initial allocation were based on more detailed information obtained about the specific assets acquired and liabilities assumed. The fair value adjustments made to the initial allocation did not result in significant changes to the amortization expense recorded for the years ended December 31, 2022 and 2021.

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill arising from the Acquisition consists largely of new opportunities expected from combining the operations of Live Nation and OCESA. The anticipated synergies primarily relate to increased effectiveness of promotion, venue and festivals as well as ticketing and sponsorship opportunities. Of the total amount of goodwill recognized in connection with the Acquisition, none will be deductible for tax purposes. Goodwill of $195.5 million and $176.4 million has been allocated to the Ticketing and Sponsorship & Advertising segments, respectively, as a result of the Acquisition.

Below is a summary of the methodologies and significant assumptions used in estimating the fair value of intangible assets and noncontrolling interests.

Intangible assets — the fair value of the acquired intangible assets was evaluated using commonly used valuation techniques. In estimating the fair value of the acquired intangible assets, we utilized the valuation methodology determined to be most appropriate for the individual intangible asset being valued. The acquired definite-lived intangible assets include the following:

	Fair Value	Useful Lives [1]
	(in thousands)	*(years)*
Client/vendor relationships	$ 90,000	10
Revenue-generating contracts	325,000	10
Venue management and leaseholds	14,000	10
Trademarks and naming rights	45,000	10
Total acquired intangible assets	$ 474,000	

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[1] Determination of the estimated useful lives of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the shorter of the respective lives of the agreement or the period of time the assets are expected to contribute to future cash flows.

Some of the more significant estimates and assumptions inherent in determining the fair value of the identifiable intangible assets are associated with forecasting cash flows and profitability. The primary assumptions used were generally based upon the present value of anticipated cash flows discounted at rates ranging from 12% to 13%. Estimated years of projected earnings generally follow the range of estimated remaining useful lives for each intangible asset class.

Noncontrolling interests — The fair value of the redeemable noncontrolling interests and noncontrolling interests of $280.0 million and $4.0 million, respectively, were estimated by applying the market approach. The fair value estimates are based on fair value of consideration transferred, adjustment of 20% to account for acquisition premium and adjustments of 10% to 20% to account for lack of marketability that market participants would consider when estimating the fair value of the individual noncontrolling interests.

We incurred a cumulative total of $13.3 million of acquisition transaction expenses relating to the Acquisition, of which $1.0 million, $9.0 million and $1.1 million are included in selling, general and administrative expenses within our consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 3—LONG-LIVED ASSETS, INTANGIBLES, AND GOODWILL

Property, Plant and Equipment, Net

Property, plant and equipment includes expenditures for the construction of new venues, major renovations to existing buildings or buildings that are being added to our venue network, the development of new ticketing tools and technology enhancements along with the renewal and improvement of existing venues and technology systems, web development and administrative offices.

Property, plant and equipment consisted of the following:

	December 31,	
	2022	**2021**
	(in thousands)	
Land, buildings and improvements	$ 1,648,488	$ 1,324,278
Computer equipment and capitalized software	910,793	910,581
Furniture and other equipment	535,719	411,403
Construction in progress	244,618	173,865
	3,339,618	2,820,127
Less: accumulated depreciation	1,851,955	1,728,198
	$ 1,487,663	$ 1,091,929

Definite-lived Intangible Assets

The following table presents the changes in the gross carrying amount and accumulated amortization of definite-lived intangible assets for the years ended December 31, 2022 and 2021:

	Client / vendor relationships	Revenue-generating contracts	Venue management & leaseholds	Trademarks and naming rights	Technology	Other [1]	Total
				(in thousands)			
Balance as of December 31, 2020:							
Gross carrying amount	$ 496,074	$ 578,664	$ 147,956	$ 150,344	$ 72,283	$ 17,413	$ 1,462,734
Accumulated amortization	(146,397)	(277,710)	(51,924)	(73,604)	(45,799)	(11,700)	(607,134)
Net	349,677	300,954	96,032	76,740	26,484	5,713	855,600
Gross carrying amount:							
Acquisitions—current year	117,817	93,102	107,000	41,033	10,419	2,650	372,021
Acquisitions—prior year	5,558	—	—	—	—	—	5,558
Dispositions	—	(1,932)	—	—	—	—	(1,932)
Foreign exchange	(5,922)	(13,430)	(2,146)	(1,689)	160	4	(23,023)
Other [2]	(36,597)	(63,146)	(19,954)	(8,823)	(45,527)	(9,653)	(183,700)
Net change	80,856	14,594	84,900	30,521	(34,948)	(6,999)	168,924
Accumulated amortization:							
Amortization	(72,066)	(67,918)	(15,599)	(14,944)	(18,758)	(4,152)	(193,437)
Dispositions	—	751	—	—	—	—	751
Foreign exchange	3,141	5,779	622	554	(190)	(1)	9,905
Other [2]	36,597	63,189	19,972	8,645	46,372	9,820	184,595
Net change	(32,328)	1,801	4,995	(5,745)	27,424	5,667	1,814
Balance as of December 31, 2021:							
Gross carrying amount	576,930	593,258	232,856	180,865	37,335	10,414	1,631,658
Accumulated amortization	(178,725)	(275,909)	(46,929)	(79,349)	(18,375)	(6,033)	(605,320)
Net	398,205	317,349	185,927	101,516	18,960	4,381	1,026,338
Gross carrying amount:							
Acquisitions—current year	46,432	32,919	11,562	—	—	—	90,913
Acquisitions—prior year	(7,435)	255,086	(92,290)	7,007	—	318	162,686
Foreign exchange	(12,923)	(9,308)	(3,491)	685	53	(2,417)	(27,401)
Other [2]	(39,794)	(47,170)	(615)	39	(7,486)	(2,481)	(97,507)
Net change	(13,720)	231,527	(84,834)	7,731	(7,433)	(4,580)	128,691
Accumulated amortization:							
Amortization	(75,369)	(93,290)	(14,277)	(18,382)	(10,316)	(5,218)	(216,852)
Foreign exchange	4,402	5,561	1,783	335	(3)	181	12,259
Other [2]	40,174	47,057	835	(535)	8,309	4,346	100,186
Net change	(30,793)	(40,672)	(11,659)	(18,582)	(2,010)	(691)	(104,407)
Balance as of December 31, 2022:							
Gross carrying amount	563,210	824,785	148,022	188,596	29,902	5,834	1,760,349
Accumulated amortization	(209,518)	(316,581)	(58,588)	(97,931)	(20,385)	(6,724)	(709,727)
Net	$ 353,692	$ 508,204	$ 89,434	$ 90,665	$ 9,517	$ (890)	$ 1,050,622

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[1] Other primarily includes intangible assets for non-compete agreements.

[2] Other primarily includes netdowns of fully amortized or impaired assets.

Included in the current year acquisitions amounts above for 2022 are definite-lived intangible assets primarily associated with the acquisitions of a concert promotion business located in Germany, a ticketing business located in Thailand as well as a concert promotion business, a sports management business and a venue management business, which are all located in the United States.

Included in the current year acquisition amounts above for 2021 and prior year acquisition amounts for 2022 are definite-lived intangible assets primarily associated with the acquisition of OCESA. Information regarding the estimated fair value of the acquired OCESA intangible assets can be found in Note 2 – Acquisitions.

The additions to definite-lived intangible assets from acquisitions have weighted-average lives as follows:

	Weighted-Average Life [1]	
	2022	2021
	(in years)	
Revenue-generating contracts	5	10
Client/vendor relationships	4	9
Trademarks and naming rights	0	10
Technology [1]	0	0
Venue management and leaseholds	26	10
Other	0	2
All categories	7	10

_____

[1] The weighted average life of technology intangibles does not include purchased software licenses that are typically amortized over 1 to 3 years.

 Amortization of definite-lived intangible assets for the years ended December 31, 2022, 2021 and 2020 was $216.9 million, $193.4 million and $239.3 million, respectively.

The following table presents our estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangible assets that exist at December 31, 2022:

	(in thousands)
2023	$ 391,820
2024	$ 156,806
2025	$ 125,218
2026	$ 100,895
2027	$ 75,772

 As acquisitions and dispositions occur in the future and the valuations of intangible assets for recent acquisitions are completed, amortization expense may vary.

Indefinite-lived Intangibles

We have indefinite-lived intangible assets which consist of trade names. These indefinite-lived intangible assets had a carrying value of $368.7 million and $369.0 million as of December 31, 2022 and 2021, respectively.

Goodwill

The following table presents the changes in the carrying amount of goodwill in each of our reportable segments for the years ended December 31, 2022 and 2021:

	Concerts	Ticketing	Sponsorship & Advertising	Total
			(in thousands)	
Balance as of December 31, 2020:				
Goodwill	$ 1,318,273	$ 782,559	$ 463,734	$ 2,564,566
Accumulated impairment losses	(435,363)	—	—	(435,363)
Net	882,910	782,559	463,734	2,129,203
Acquisitions—current year	84,592	157,519	248,295	490,406
Acquisitions—prior year	(1,275)	(3,888)	418	(4,745)
Dispositions	(150)	—	—	(150)
Foreign exchange	(10,989)	(6,126)	(6,730)	(23,845)
Balance as of December 31, 2021:				
Goodwill	1,390,451	930,064	705,717	3,026,232
Accumulated impairment losses	(435,363)	—	—	(435,363)
Net	955,088	930,064	705,717	2,590,869
Acquisitions—current year	37,386	6,045	—	43,431
Acquisitions—prior year	(76,858)	72,420	(85,168)	(89,606)
Dispositions	(1,792)	—	—	(1,792)
Foreign exchange	239	(28,787)	15,026	(13,522)
Balance as of December 31, 2022:				
Goodwill	1,349,426	979,742	635,575	2,964,743
Accumulated impairment losses	(435,363)	—	—	(435,363)
Net	$ 914,063	$ 979,742	$ 635,575	$ 2,529,380

Included in the current year acquisitions amounts above for 2022 are goodwill primarily associated with the acquisitions of a concert promotion business located in Germany and a concert promotion business located in the United States.

Included in the current year acquisitions amounts above for 2021 and prior year acquisitions for 2022 are goodwill primarily associated with the acquisition of OCESA. See Note 2 – Acquisitions for further discussion.

We are in various stages of finalizing our acquisition accounting for recent acquisitions, which include the use of external valuation consultants, and the completion of this accounting could result in a change to the associated purchase price allocations, including goodwill and the allocation between segments.

Investments in Nonconsolidated Affiliates

During the year ended December 31, 2022, there were no significant sales of investments in nonconsolidated affiliates. During the year ended December 31, 2021, we sold certain investments in nonconsolidated affiliates for $110.2 million in cash and noncash consideration resulting in a gain on sale of investments in nonconsolidated affiliates of $83.6 million.

We entered into certain agreements whereby we received equity in the counterparty to those agreements primarily in exchange for providing sponsorship and marketing programs and support. We recognized $7.5 million and $25.0 million of noncash additions to investments in nonconsolidated affiliates for the years ended December 31, 2022 and 2021, respectively, which are included in other long term assets on our consolidated balance sheets associated with these agreements.

NOTE 4—LEASES

The significant components of operating lease expense are as follows:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Operating lease cost	$ 258,115	$ 241,012
Variable and short-term lease cost	164,613	92,863
Sublease income	(5,678)	(6,014)
Net lease cost	$ 417,050	$ 327,861

Many of our leases contain contingent rent obligations based on revenue, tickets sold or other variables, while others include periodic adjustments to rent obligations based on the prevailing inflationary index or market rental rates. Contingent rent obligations are not included in the initial measurement of the lease asset or liability and are recorded as rent expense in the period that the contingency is resolved. Our variable and short-term lease cost has increased during the year ended December 31, 2022 as compared to the previous year due to the resumption of concert events and festivals in the second half of 2021.

Supplemental cash flow information for our operating leases is as follows:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities	$ 229,669	$ 189,205
Lease assets obtained in exchange for lease obligations, net of terminations	$ 251,576	$ 251,401

Future maturities of our operating lease liabilities at December 31, 2022 are as follows:

	(in thousands)
2023	$ 252,300
2024	234,809
2025	222,470
2026	212,098
2027	201,147
Thereafter	1,555,401
Total lease payments	2,678,225
Less: Interest	883,468
Present value of lease liabilities	$ 1,794,757

The weighted average remaining lease term and weighted average discount rate for our operating leases are as follows:

	Year Ended December 31,	
	2022	2021
Weighted average remaining lease term (in years)	13.6	13.2
Weighted average discount rate	6.00%	6.10%

As of December 31, 2022, we have additional operating leases that have not yet commenced with total lease payments of $210.5 million. These operating leases, which are not included on our consolidated balance sheets, have commencement dates ranging from February 2023 to June 2030 with lease terms ranging from 2 to 40 years.

NOTE 5—LONG-TERM DEBT

Long-term debt, which includes finance leases, consisted of the following:

	December 31,	
	2022	2021
	(in thousands)	
Senior Secured Credit Facility:		
Term loan A	$ 382,500	$ 395,000
Term loan B	845,644	854,385
6.5% Senior Secured Notes due 2027	1,200,000	1,200,000
3.75% Senior Secured Notes due 2028	500,000	500,000
4.75% Senior Notes due 2027	950,000	950,000
4.875% Senior Notes due 2024	575,000	575,000
5.625% Senior Notes due 2026	300,000	300,000
2.5% Convertible Senior Notes due 2023	550,000	550,000
2.0% Convertible Senior Notes due 2025	400,000	400,000
Other long-term debt	252,199	105,890
Total principal amount	5,955,343	5,830,275
Less: unamortized discounts and debt issuance costs	(51,844)	(99,537)
Total long-term debt, net of unamortized discounts and debt issuance costs	5,903,499	5,730,738
Less: current portion	620,032	585,254
Total long-term debt, net	$ 5,283,467	$ 5,145,484

Future maturities of long-term debt at December 31, 2022 are as follows:

	(in thousands)
2023	$ 620,032
2024	1,472,027
2025	42,446
2026	1,122,495
2027	2,154,773
Thereafter	543,570
Total	$ 5,955,343

All long-term debt without a stated maturity date is considered current and is reflected as maturing in the earliest period shown in the table above. See Note 7 – Fair Value Measurements for discussion of the fair value measurement of our long-term debt.

Amended Senior Secured Credit Facility

In April and July 2020, we amended our senior secured credit facility and now have (i) a $400 million term loan A facility, (ii) a $950 million term loan B facility, (iii) a $500 million revolving credit facility and (iv) a $130 million incremental revolving credit facility. In addition, subject to certain conditions, we have the right to increase such facilities by an amount equal to the sum of (x) $425 million during the Restricted Period and $855 million after the Restricted Period, (y) the aggregate principal amount of voluntary prepayments of the term loan A and term loan B and permanent reductions of the revolving credit facility commitments, in each case, other than from proceeds of long-term indebtedness, and (z) except during the Restricted Period, additional amounts so long as the senior secured leverage ratio calculated on a pro-forma basis (as defined in the agreement) is no greater than 3.75x. The combined revolving credit facilities provide for borrowings up to $630 million with sublimits of up to (i) $150 million for the issuance of letters of credit, (ii) $50 million for swingline loans, (iii) $300 million for borrowings in Dollars, Euros or British Pounds and (iv) $100 million for borrowings in those or one or more other approved currencies. The amended senior secured credit facility is secured by a first priority lien on substantially all of the tangible and intangible personal property of LNE and LNE's domestic subsidiaries that are guarantors, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries and 65% of each class of capital stock of any first-tier foreign subsidiaries, subject to certain exceptions.

The interest rates per annum applicable to revolving credit facility loans and the term loan A under the amended senior secured credit facility are, at our option, equal to either Eurodollar plus 2.25% or a base rate plus 1.25%. The interest rates per annum applicable to the term loan B are, at our option, equal to either Eurodollar plus 1.75% or a base rate plus 0.75%. The interest rates per annum applicable to the incremental revolving credit facility are, at our option, equal to either Eurodollar plus 2.5% or a base rate plus 1.5%. We are required to pay a commitment fee of 0.5% per year on the undrawn portion available under the revolving credit facility and delayed draw term loan A, 1.75% per year on the undrawn portion available under the incremental revolving credit facility and variable fees on outstanding letters of credit.

For the term loan A, we are required to make quarterly payments increasing over time from $2.5 million to $5.0 million with the balance due at maturity in October 2024. For the term loan B, we are required to make quarterly payments of $2.4 million with the balance due at maturity in October 2026. Both the existing and incremental revolving credit facilities mature in October 2024. We are also required to make mandatory prepayments of the loans under the amended credit agreement, subject to specified exceptions, from excess cash flow and with the proceeds of asset sales, debt issuances and specified other events.

There were no borrowings under the revolving credit facilities as of December 31, 2022. Based on our outstanding letters of credit of $51.3 million, $578.7 million was available for future borrowings from our revolving credit facilities.

Subsequent to December 31, 2022, we amended our senior secured credit facility. Refer to Note 16 – Subsequent Events for further details.

6.5% Senior Secured Notes Due 2027

In May 2020, we issued $1.2 billion principal amount of 6.5% senior secured notes due 2027. Interest on the notes is payable semi-annually in cash in arrears on May 15 and November 15 of each year and the notes will mature on May 15, 2027. We may redeem some or all of the notes, at any time prior to May 15, 2023, at a price equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest to the date of redemption, plus a "make-whole" premium. We may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of certain equity offerings prior to May 15, 2023, at a price equal to 106.5% of the aggregate principal amount, plus accrued and unpaid interest thereon, if any, to the date of redemption. In addition, on or after May 15, 2023 we may redeem some or all of the notes at any time at redemption prices starting at 104.875% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control. The notes are secured by a first priority lien on substantially all of the tangible and intangible personal property of LNE and LNE's domestic subsidiaries that are guarantors, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries and 65% of each class of capital stock of any first-tier foreign subsidiaries, subject to certain exceptions.

3.75% Senior Secured Notes due 2028

In January 2021, we issued $500 million principal amount of 3.75% senior secured notes due 2028. Interest on the notes is payable semi-annually in cash in arrears on January 15 and July 15 of each year and began on July 15, 2021, and the notes will mature on January 15, 2028. We may redeem some or all of the notes, at any time prior to January 15, 2024, at a price equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest to the date of redemption, plus a 'make-whole' premium. We may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of certain equity offerings prior to January 15, 2024, at a price equal to 103.75% of the aggregate principal amount, plus accrued and unpaid interest thereon to the date of redemption. In addition, on or after January 15, 2024 we may redeem some or all of the notes at any time at redemption prices specified in the notes indenture, plus any accrued and unpaid interest to the date of redemption.

We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control. The notes are secured by a first priority lien on substantially all of the tangible and intangible personal property of LNE and LNE's domestic subsidiaries that are guarantors, and by a pledge of substantially all of the shares of stock, partnership interests and limited liability company interests of our direct and indirect domestic subsidiaries.

4.75% Senior Notes Due 2027

At December 31, 2022, we had $950 million principal amount of 4.75% senior notes due 2027. Interest on the notes is payable semi-annually in cash in arrears on April 15 and October 15 of each year, and will mature on October 15, 2027. We may redeem some or all of the notes, at any time prior to October 15, 2022, at a price equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest to the date of redemption, plus a 'make-whole' premium. We may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of certain equity offerings prior to October 15, 2022, at a price equal to 104.750% of the aggregate principal amount, plus accrued and unpaid interest thereon, if any, to the date of redemption. In addition, on or after October 15, 2022, we may redeem some or all of the notes at any time at redemption prices starting at 103.563% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control.

4.875% Senior Notes Due 2024

At December 31, 2022, we had $575 million principal amount of 4.875% senior notes due 2024. Interest on the notes is payable semiannually in cash in arrears on May 1 and November 1 of each year, and the notes will mature on November 1, 2024. In addition, on or after November 1, 2019, we may redeem some or all of the notes at any time at redemption prices starting at 103.656% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control.

5.625% Senior Notes Due 2026

At December 31, 2022, we had $300 million principal amount of 5.625% senior notes due 2026. Interest on the notes is payable semiannually in cash in arrears on March 15 and September 15 of each year, and the notes will mature on March 15, 2026. We may redeem some or all of the notes at any time prior to March 15, 2021 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a 'make-whole' premium. We may redeem up to 35% of the aggregate principal amount of the notes from proceeds of certain equity offerings prior to March 15, 2021, at a price equal to 105.625% of the aggregate principal amount being redeemed, plus any accrued and unpaid interest thereon to the date of redemption. In addition, on or after March 15, 2021, we may redeem some or all of the notes at any time at redemption prices that start at 104.219% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of their aggregate principal amount, plus any accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control.

2.5% Convertible Senior Notes Due 2023

At December 31, 2022, we had $550 million principal amount of 2.5% convertible senior notes due 2023. The notes pay interest semiannually in arrears on March 15 and September 15 of each year, at a rate of 2.5% per annum. The notes will mature on March 15, 2023, and may not be redeemed by us prior to the maturity date. The notes will be convertible, under certain circumstances, until December 15, 2022, and on or after such date without condition, at an initial conversion rate of 14.7005 shares of our common stock per $1,000 principal amount of notes, subject to adjustment, which represents a 54.4% conversion premium based on the last reported sale price for our common stock of $44.05 on March 19, 2018 prior to issuing the debt. Upon conversion, the notes may be settled in shares of common stock or, at our election, cash or a combination of cash and shares of common stock. Assuming we fully settled the notes in shares, the maximum number of shares that could be issued to satisfy the conversion is currently 8.1 million.

If we experience a fundamental change, as defined in the indenture governing the notes, the holders of the notes may require us to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

The carrying amount of the equity component of the notes is $64.0 million, which is treated as a debt discount and the principal amount of the liability component (face value of the notes) is $550 million. As of December 31, 2022, the debt discount balance was fully amortized and the value of the notes, if converted and fully settled in shares, exceeds the principal amount of the notes by $13.9 million. As of December 31, 2022, the effective interest rate on the liability component of the notes was 5.7%. Subsequent to December 31, 2022, we repurchased $440.0 million of the principal amount of the 2.5% convertible senior notes due 2023. Refer to Note 16 – Subsequent Events for further details.

2.0% Convertible Senior Notes Due 2025

In February 2020, we issued $400 million principal amount of 2.0% convertible senior notes due 2025. Interest on the notes is payable semiannually in arrears on February 15 and August 15, at a rate of 2.0% per annum. The notes will mature on February 15, 2025. The notes will be convertible, under certain circumstances, until November 15, 2024, and on or after such date without condition, at an initial conversion rate of 9.4469 shares of our common stock per $1,000 principal amount of notes, subject to adjustment, which represents a 50.0% conversion premium based on the last reported sale price for our common stock of $70.57 on January 29, 2020 prior to issuing the notes. Upon conversion, the notes may be settled in shares of common stock or, at our election, cash or a combination of cash and shares of common stock. Assuming we fully settled the notes in shares, the maximum number of shares that could be issued to satisfy the conversion is currently 3.8 million.

We may redeem for cash all or a portion of the notes, at our option, on or after February 21, 2023 and before the 41st scheduled trading day before the maturity date, if the sales price of our common stock reaches specified targets as defined in the indenture. The redemption price will equal 100% of the principal amount of the notes plus accrued interest, if any.

If we experience a fundamental change, as defined in the indenture governing the notes, the holders of the notes may require us to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

The carrying amount of the equity component of the notes is $33.9 million, which is treated as a debt discount, and the principal amount of the liability component (face value of the notes) is $400 million. As of December 31, 2022, the remaining period for the unamortized debt discount balance of $14.1 million was approximately two years and the value of the notes, if converted and fully settled in shares, did not exceed the principal amount of the notes. As of December 31, 2022, the effective interest rate on the liability component of the notes was 4.2%.

The following table summarizes the amount of pre-tax interest cost recognized on the convertible senior notes:

	Year Ended December 31,					
	2022		2021		2020	
	(in thousands)					
Interest cost recognized relating to:						
Contractual interest coupon	$	21,750	$	21,750	$	21,011
Amortization of debt discount [1]		—		20,883		19,260
Amortization of debt issuance costs		3,710		3,330		3,230
Total interest cost recognized on the notes	$	25,460	$	45,963	$	43,501

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[1] There was no amortization of debt discount for the year ended December 31, 2022 due to the adoption of ASU 2020-06 as of January 1, 2022.

Other Long-term Debt

As of December 31, 2022, other long-term debt includes $120.4 million for a Euro denominated note due in 2024, debt to noncontrolling interest partners of $54.2 million and capital leases of $4.2 million. Our other long-term debt has a weighted average cost of debt of 4.6% and maturities at various dates through September 2050.

Debt Covenants

Our amended senior secured credit facility contains a number of restrictions that, among other things, require us to satisfy a financial covenant and restrict our and our subsidiaries' ability to incur additional debt, make certain investments and acquisitions, repurchase our stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of our business, enter into sale-leaseback transactions, transfer and sell material assets, merge or consolidate, and pay dividends and make distributions (with the exception of subsidiary dividends or distributions to the parent company or other subsidiaries on at least a pro-rata basis with any noncontrolling interest partners). Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the credit facility becoming immediately due and payable. The amended senior secured credit facility agreement has one covenant, measured quarterly, that relates to net leverage. We are required to maintain a ratio of consolidated total net debt to consolidated EBITDA (both as defined in the amended credit agreement) for the trailing four consecutive quarters of 6.75x through September 30, 2022 with step downs to 6.25x on December 31, 2022, 5.75x on December 31, 2023, 5.50x on December 31, 2024 and 5.25x on June 30, 2025 through maturity, except that calculations of consolidated EBITDA (as defined in the agreement) was substituted with an annualized consolidated EBITDA (as defined in the agreement) through June 30, 2022.

The indentures governing our 6.5% senior secured notes, 3.75% senior secured notes, 4.75% senior notes, 4.875% senior notes and 5.625% senior notes contain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to incur certain additional indebtedness and issue preferred stock, make certain distributions, investments and other restricted payments, sell certain assets, agree to any restrictions on the ability of restricted subsidiaries to make payments to us, merge, consolidate or sell all of our assets, create certain liens, and engage in transactions with affiliates on terms that are not on an arms-length basis. Certain covenants, including those pertaining to incurrence of indebtedness, restricted payments, asset sales, mergers, and transactions with affiliates will be suspended during any period in which the notes are rated investment grade by both rating agencies and no default or event of default under the indenture has occurred and is continuing. All of these notes contain two incurrence-based financial covenants, as defined, requiring a minimum fixed charge coverage ratio of 2.0x and a maximum secured indebtedness leverage ratio of 3.5x.

Some of our other subsidiary indebtedness includes restrictions on entering into various transactions, such as acquisitions and disposals, and prohibits payment of ordinary dividends. They also have financial covenants including minimum consolidated EBITDA to consolidated net interest payable, minimum consolidated cash flow to consolidated debt service, maximum consolidated debt to consolidated EBITDA and minimum liquidity, all as defined in the applicable debt agreements.

As of December 31, 2022, we believe we were in compliance with all of our debt covenants related to our senior secured credit facility and our corporate senior secured notes, senior notes and convertible senior notes. We expect to remain in compliance with all of these covenants throughout 2023.

NOTE 6—DERIVATIVE INSTRUMENTS

We primarily use forward currency contracts and options to reduce our exposure to foreign currency risk associated with short-term artist fee commitments. We may also enter into forward currency contracts to minimize the risks and/or costs associated with changes in foreign currency rates on forecasted operating income. At December 31, 2022 and 2021, we had forward currency contracts and options outstanding with notional amounts of $169.3 million and $100.4 million, respectively. These instruments have not been designated as hedging instruments and any change in fair value is reported in earnings during the period of the change. Our foreign currency derivative activity, including the related fair values, are not material to any period presented.

In January 2020, we entered into an interest rate swap agreement that is designated as a cash flow hedge for accounting purposes to effectively convert a portion of our floating-rate debt to a fixed-rate basis. The swap agreement expires in October 2026, has a notional amount of $500 million and ensures that a portion of our floating-rate debt does not exceed 3.397%. The principal objective of this contract is to reduce the variability of the cash flow in our variable rate interest payments associated with our senior secured credit facility term loan B, thus reducing the impact of interest rate changes on future interest expense. Cash flows associated with the interest rate swap agreement are reflected as cash flows from operating activities within our consolidated statements of cash flows. As of December 31, 2022, there is no ineffective portion or amount excluded from effectiveness testing.

As a cash flow hedge, the effective portion of the loss on the derivative instrument was reported as a component of other comprehensive loss. Amounts are deferred in other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction in the period or periods during which the hedged transaction affects earnings.

During the year ended December 31, 2022, we recorded unrealized gains of $49.5 million, as a component of other comprehensive loss related to this hedge. Based on the current interest rate expectations, we estimate that approximately $16.4 million in other comprehensive income will be reclassified into earnings in the next 12 months as an adjustment to interest expense. See Note 7 – Fair Value Measurements for further discussion and disclosure of the fair values for this interest rate swap derivative.

We do not enter into derivative instruments for speculative or trading purposes and do not anticipate any significant recognition of derivative activity through the income statement in the future related to the instruments currently held. See Note 7 – Fair Value Measurements for further discussion and disclosure of the fair values for our derivative instruments.

NOTE 7—FAIR VALUE MEASUREMENTS

Recurring

We currently have various financial instruments carried at fair value, such as marketable securities, derivatives and contingent consideration, but do not currently have nonfinancial assets and liabilities that are required to be measured at fair value on a recurring basis. Our financial assets and liabilities are measured using inputs from all levels of the fair value hierarchy as defined in the FASB guidance for fair value. For this categorization, only inputs that are significant to the fair value are considered. The three levels are defined as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means (i.e., market corroborated inputs).

Level 3—Unobservable inputs that reflect assumptions about what market participants would use in pricing the asset or liability. These inputs would be based on the best information available, including our own data.

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis, which are classified on the balance sheets as cash and cash equivalents, other current assets, other long-term assets, other current liabilities and other long-term liabilities:

| | Fair Value Measurements at December 31, 2022 | | | | Fair Value Measurements at December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)				*(in thousands)*			
Assets:								
Cash equivalents	$503,964	$ —	$ —	$503,964	$620,980	$ —	$ —	$620,980
Interest rate swap	—	41,515	—	41,515	—	—	—	—
Forward currency contracts	—	1,530	—	1,530	—	428	—	428
Investments in nonconsolidated affiliates	3,873	—	—	3,873	6,835	—	—	6,835
Total	$507,837	$ 43,045	$ —	$550,882	$627,815	$ 428	$ —	$628,243
Liabilities:								
Interest rate swap	$ —	$ —	$ —	$ —	$ —	$ 8,558	$ —	$ 8,558
Forward currency contracts	—	2,227	—	2,227	—	120	—	120
Put option	—	—	11,826	11,826	—	—	5,679	5,679
Contingent consideration	—	—	70,289	70,289	—	—	20,936	20,936
Total	$ —	$ 2,227	$ 82,115	$ 84,342	$ —	$ 8,678	$ 26,615	$ 35,293

Cash equivalents consist of money market funds. Fair values for cash equivalents are based on quoted prices in an active market. Fair values for forward currency contracts are based on observable market transactions of spot and forward rates. The fair value of our investments in nonconsolidated affiliates are based quoted prices in an active market. The fair value for our interest rate swap is based upon inputs corroborated by observable market data with similar tenors.

Certain third parties have a put option to sell to us their noncontrolling interest in one of our subsidiaries and such put option is carried at fair value using Level 3 inputs. The put option is triggered by the occurrence of specific events, one of which is certain to occur, that requires us to buy the noncontrolling interest. The redemption price for the put option is a variable amount based on a formula linked to historical earnings. We have recorded a current liability for the put option which is valued based on the historic results of that subsidiary. Changes in the fair value are recorded in selling, general and administrative expenses.

We have certain contingent consideration obligations related to acquisitions which are measured at fair value using Level 3 inputs. The amounts due to the sellers are based on the achievement of agreed-upon financial performance metrics by the acquired companies where the contingent obligation is either earned or not earned. We record the liability at the time of the acquisition based on the present value of management's best estimates of the future results of the acquired companies compared to the agreed-upon metrics. Subsequent to the date of acquisition, we update the original valuation to reflect current projections of future results of the acquired companies and the passage of time. Accretion of, and changes in the valuations of, contingent consideration are reported in selling, general and administrative expenses. See Note 8 – Commitments and Contingent Liabilities for additional information related to the contingent payments.

Due to their short maturity, the carrying amounts of accounts receivable, accounts payable and accrued expenses approximated their fair values at December 31, 2022 and 2021.

Our outstanding debt held by third-party financial institutions is carried at cost, adjusted for discounts or debt issuance costs. Our debt is not publicly traded and the carrying amounts typically approximate fair value for debt that accrues interest at a variable rate, which are considered to be Level 2 inputs.

The following table presents the estimated fair values of our senior secured notes, senior notes and convertible senior notes at December 31, 2022 and 2021:

	Estimated Fair Value at:			
	December 31, 2022		December 31, 2021	
	Level 2			
	(in thousands)			
6.5% Senior Secured Notes due 2027	$	1,175,460	$	1,315,284
3.75% Senior Secured Notes due 2028	$	429,035	$	498,380
4.75% Senior Notes due 2027	$	847,562	$	978,358
4.875% Senior Notes due 2024	$	560,027	$	582,952
5.625% Senior Notes due 2026	$	285,315	$	310,284
2.5% Convertible Senior Notes due 2023	$	588,473	$	996,369
2.0% Convertible Senior Notes due 2025	$	397,536	$	531,040

The estimated fair value of our third-party fixed-rate debt is based on quoted market prices in active markets for the same or similar debt, which are considered to be Level 2 inputs.

Non-recurring

During 2022, there were no significant non-recurring fair value measurements.

During 2021, we recorded a gain related to investments in nonconsolidated affiliates of $23.7 million, as a component of other expense, net. The gain was related to the acquisition of a controlling interest in the ticketing business of OCESA on December 6, 2021, which was previously accounted for under the equity method. To calculate the gains, we remeasured this investment to fair value of $50 million using a market multiple methodology. The key inputs in the fair value measurement include a future cash flow projection, including revenue, profit margins, market multiples and adjustment related to discount for lack of marketability. The key inputs used for this non-recurring fair value measurement are considered Level 3 inputs.

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES

We have non-cancelable contracts related to minimum performance payments with various artists, other event-related costs and nonrecoupable ticketing contract advances. We also have commitments relating to additions to property, plant, and equipment under certain construction commitments for facilities and venues.

As of December 31, 2022, our future minimum payments under non-cancelable contracts and capital expenditure commitments consist of the following:

	Non-cancelable Contracts		Capital Expenditures	
	(in thousands)			
2023	$	1,942,398	$	11,065
2024		879,378		5,001
2025		687,083		3,900
2026		350,935		1,427
2027		375,191		918
Thereafter		620,740		21,827
Total	$	4,855,725	$	44,138

Certain agreements relating to acquisitions provide for deferred purchase consideration payments at future dates. A liability is established at the time of the acquisition for these fixed payments. For obligations payable at a date greater than twelve months from the acquisition date, we apply a discount rate to calculate the present value of the obligations. As of December 31, 2022, we have accrued $5.3 million in other current liabilities and $8.3 million in other long-term liabilities and, as of December 31, 2021, we had accrued $34.2 million in other current liabilities and $7.9 million in other long-term liabilities, related to these deferred purchase consideration payments.

We have contingent obligations related to acquisitions which are accounted for as business combinations. Contingent consideration associated with business combinations is recorded at fair value at the time of the acquisition and reflected at current fair value for each subsequent reporting period thereafter until settled. We record these fair value changes in our statements of operations as selling, general and administrative expenses. The contingent consideration is generally subject to payout following the achievement of future performance targets and a portion is expected to be payable in the next twelve months. As of December 31, 2022, we have accrued $22.6 million in other current liabilities and $47.7 million in other long-term liabilities and, as of December 31, 2021, we had accrued $15.6 million in other current liabilities and $5.3 million in other long-term liabilities, representing the fair value of these estimated payments. The last contingency period for which we have an outstanding contingent payment is for the period ending July 2049. See Note 7 – Fair Value Measurements for further discussion related to the valuation of these contingent payments.

As of December 31, 2022 and 2021, we guaranteed the debt of third parties of approximately $19.5 million and $20.8 million, respectively, primarily related to maximum credit limits on employee and tour-related credit cards, obligations of a nonconsolidated affiliate and obligations under a venue management agreement.

Litigation

Consumer Class Actions

The following putative class action lawsuits were filed against Live Nation and/or Ticketmaster in Canada: Thompson-Marcial and Smith v. Ticketmaster Canada Holdings ULC (Ontario Superior Court of Justice, filed September 2018); McPhee v. Live Nation Entertainment, Inc., et al. (Superior Court of Quebec, District of Montreal, filed September 2018); Crystal Watch v. Live Nation Entertainment, Inc., et al. (Court of Queen's Bench for Saskatchewan, by amendments filed September 2018); and Gomel v. Live Nation Entertainment, Inc., et al. (Supreme Court of British Columbia, Vancouver Registry, filed October 2018). Similar putative class actions were filed in the United States during the same time period, but as of November 2020, each of the lawsuits filed in the United States has been dismissed with prejudice.

The Canadian lawsuits make similar factual allegations that Live Nation and/or Ticketmaster engage in conduct that is intended to encourage the resale of tickets on secondary ticket exchanges at elevated prices. Based on these allegations, each plaintiff asserts violations of different provincial and federal laws. Each plaintiff also seeks to represent a class of individuals who purchased tickets on a secondary ticket exchange, as defined in each plaintiff's complaint. The Watch complaint also makes claims related to Ticketmaster's fee display practices on the primary market. The complaints seek a variety of remedies, including unspecified compensatory damages, punitive damages, restitution, injunctive relief and attorneys' fees and costs.

In April 2021, the court in the Gomel lawsuit declined to certify all claims other than those pled under British Columbia's Business Practices and Consumer Protection Act and claims for punitive damages. The court did certify a class of British Columbia residents who purchased tickets to an event in Canada on any secondary market exchange from June 2015 through April 2021 that were initially purchased on Ticketmaster.ca. In May 2021, Ticketmaster and Live Nation filed a notice of appeal of the class certification ruling, and the plaintiff filed a cross-appeal shortly thereafter. The appeals were heard in early February 2023.

The court in the Watch matter issued its class certification ruling in November 2022. The court declined to certify and dismissed all claims other than those pled under provincial consumer protection statutes relating to drip pricing and certified a class of consumers who purchased tickets between September 2015 and June 2018 from Ticketmaster.ca on the primary market. In December 2022, the parties filed cross-notices of appeal of the court's ruling.

The class certification hearing in the Thompson-Marcial matter is scheduled for April 2023. The McPhee matter is stayed pending the outcome of the Watch matter.

Based on information presently known to management, we do not believe that a loss is probable of occurring at this time, and we believe that the potential liability, if any, will not have a material adverse effect on our financial position, cash flows or results of operations. Further, we do not currently believe that the claims asserted in these lawsuits have merit, and considerable uncertainty exists regarding any monetary damages that will be asserted against us. We continue to vigorously defend these actions.

Astroworld Litigation

On November 5, 2021, the Astroworld music festival was held in Houston, Texas. During the course of the festival, ten members of the audience sustained fatal injuries and others suffered non-fatal injuries. Following these events, at least 450 civil lawsuits have been filed against Live Nation Entertainment, Inc. and related entities, asserting insufficient crowd control and other theories, seeking compensatory and punitive damages. Pursuant to a February 2022 order of the state Multidistrict Litigation Panel, matter 21-1033, the civil cases have been assigned to Judge Kristen Hawkins of the 11th District Court of Harris County, Texas, for oversight of pretrial matters under Texas's rules governing multidistrict litigation. Discovery is underway. Confidential settlements were reached with the families of three of the deceased plaintiffs in August through December 2022.

We are currently unable to reliably predict the developments in, outcome of, and economic costs and other consequences of pending or future litigation related to these matters. We will continue to investigate the factual and legal defenses, and evaluate these matters based on subsequent events, new information and future circumstances. We currently expect that liability insurance can provide sufficient coverage, but at this time there are no assurances of such coverage. Given that these cases are in the early stages and in light of the uncertainties surrounding them, we do not currently possess sufficient information to determine a range of reasonably possible liability. Notwithstanding the foregoing, and without admitting liability or wrongdoing, we may incur material liabilities from the 2021 Astroworld event, which could have a material impact on our business, financial condition, results of operations and/or cash flows.

Other Litigation

From time to time, we are involved in other legal proceedings arising in the ordinary course of our business, including proceedings and claims based upon purported violations of antitrust laws, intellectual property rights and tortious interference, which could cause us to incur significant expenses. We have also been the subject of personal injury and wrongful death claims relating to accidents at our venues in connection with our operations. As required, we have accrued our estimate of the probable settlement or other losses for the resolution of any outstanding claims. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, including, in some cases, estimated redemption rates for the settlement offered, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

NOTE 9—CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions Involving Related Parties

The following table provides details of the total revenue earned and expenses incurred from all related-party transactions:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Related-party revenue	$ 14,085	$ 10,736	$ 482
Related-party expenses	$ 2,392	$ 1,580	$ 1,009
Related-party acquisition related	$ —	$ 3,000	$ —

The significant related-party transactions included in the table above are detailed below.

Liberty Media

Two current members of our board of directors were originally nominated by Liberty Media pursuant to a stockholder agreement. These directors receive directors' fees and stock-based awards on the same basis as other non-employee members of our board of directors.

We lease a venue from, and provide ticketing services to, a sports franchise owned by Liberty Media and pay royalty fees and non-recoupable ticketing contract advances to the sports franchise. We also receive transaction fees from the sports franchise for tickets the sports franchise sells using our ticketing software.

Legends

Our Chief Executive Officer became a member of the board of Legends Hospitality Holding Company, LLC ("Legends") in February 2015. In 2017, our President and Chief Financial Officer assumed this role from the Chief Executive Officer. Legends provides concession services to certain of our owned or operated amphitheaters. We receive fees based on concession sales at each of the amphitheaters. In January 2021, our President and Chief Financial Officer resigned as a board member of Legends.

Sirius XM

Our Chief Executive Officer is a member of the board of directors of Sirius XM Holdings Inc. ("Sirius XM"), a satellite radio company that is a subsidiary of Liberty Media. From time to time, we purchase advertising from Sirius XM.

Transactions Involving Equity Method Investees

We conduct business with certain of our equity method investees in the ordinary course of business. Transactions primarily relate to venue rentals and ticketing services. Revenue of $40.7 million, $5.0 million and $2.2 million were earned in 2022, 2021 and 2020, respectively, and expenses of $13.7 million, $2.9 million and $1.3 million were incurred in 2022, 2021 and 2020, respectively, from these equity investees for services rendered or provided in relation to these business ventures.

As of December 31, 2022 and 2021, we had accounts receivable and notes receivable balances of $2.6 million and $3.9 million, respectively, due from certain of our equity investees.

NOTE 10—INCOME TAXES

Significant components of the provision for income tax expense (benefit) are as follows:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Current:			
Federal	$ 658	$ —	$ —
Foreign	83,633	8,713	7,978
State	4,764	(1,555)	1,024
Total current	89,055	7,158	9,002
Deferred:			
Federal	6,223	7,451	(16,366)
Foreign	(397)	(17,434)	(20,772)
State	1,373	344	(739)
Total deferred	7,199	(9,639)	(37,877)
Income tax expense (benefit)	$ 96,254	$ (2,481)	$ (28,875)

The domestic income (loss) before income taxes was $217.0 million, $(401.4) million and $(1.5) billion for 2022, 2021 and 2020, respectively. Foreign income (loss) before income taxes was $288.4 million, $(209.9) million and $(374.5) million for 2022, 2021 and 2020, respectively.

Significant components of our deferred tax liabilities and assets are as follows:

	December 31,	
	2022	**2021**
	(in thousands)	
Deferred tax liabilities:		
Leases	$ 217,919	$ 209,758
Intangible assets	297,894	265,092
Prepaid expenses	12,490	3,424
Hedge investments	10,584	—
Other	19,086	5,829
Total deferred tax liabilities	557,973	484,103
Deferred tax assets:		
Intangible assets	51,634	48,738
Accrued expenses	139,432	105,118
Net operating loss carryforwards	848,735	957,509
Foreign tax and other credit carryforwards	51,055	45,009
Equity compensation	9,452	14,602
Leases	250,183	237,963
Interest limitation	84,599	54,730
Capitalized R&D	35,149	—
Other	53,359	30,056
Total gross deferred tax assets	1,523,598	1,493,725
Valuation allowance	1,240,881	1,219,496
Total net deferred tax assets	282,717	274,229
Net deferred tax liabilities	$ (275,256)	$ (209,874)

Each reporting period, we evaluate the realizability of all of our deferred tax assets in each tax jurisdiction. As of December 31, 2022, we continued to maintain a full valuation allowance against our net deferred tax assets in certain jurisdictions due to cumulative pre-tax losses. As a result of the valuation allowances, no tax benefits have been recognized for losses incurred in those tax jurisdictions in 2022, 2021 and 2020.

During 2022 and 2021, we recorded net deferred tax liabilities of $275.3 million and $103.5 million, respectively, due principally to differences in financial reporting and tax bases in assets acquired in business combinations. The increase in intangible assets deferred tax liability is primarily due to the OCESA acquisition.

As of December 31, 2022, we have United States federal, state and foreign deferred tax assets related to net operating loss carryforwards of $352.8 million, $141.5 million and $354.4 million, respectively. Based on current statutory carryforward periods, the operating loss carryforwards will expire on various dates beginning in 2025. Our federal net operating loss may be subject to statutory limitations on the amount that can be used in any given year.

The reconciliation of income tax computed at the United States federal statutory rates to income tax expense (benefit) is:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Income tax expense (benefit) at United States statutory rate of 21%	$ 106,144	$ (128,366)	$ (389,900)
State income taxes, net of federal tax benefits	4,893	(1,267)	713
Differences between foreign and United States statutory rates	14,898	(11,237)	(12,794)
Non-United States income inclusions and exclusions	(30,783)	(1,677)	1,809
United States income inclusions and exclusions	(78,061)	(22,121)	(16,495)
Nondeductible items	32,907	18,413	39,861
Tax contingencies	728	895	(1,302)
Tax expense from acquired goodwill	7,596	7,795	6,950
Change in valuation allowance	38,811	135,908	344,161
Other, net	(879)	(824)	(1,878)
	$ 96,254	$ (2,481)	$ (28,875)

Income tax expense (benefit) is principally attributable to our earnings in foreign tax jurisdictions along with state income taxes.

Amounts included in differences between foreign and United States statutory rates are impacted by changes in the mix of international earnings subject to various tax rates which can differ greatly in their proximity to the United States statutory rate.

Amounts included in United States income inclusions and exclusions include the favorable impact of tax deductions for vesting of restricted stock awards and exercises of stock options.

Nondeductible items for all years presented include the impact of increased nondeductible expenses pursuant to the provisions of the TCJA including nondeductible executive compensation. The 2020 nondeductible expenses also include adjustments for nondeductible noncontrolling interest. The 2022 nondeductible expenses also include nondeductible items associated with our recent acquisition of OCESA.

The change in valuation allowance for each period presented resulted primarily from changes in the income (loss) within jurisdictions with full valuation allowances, including the United States.

The following table summarizes the activity related to our unrecognized tax benefits:

		Year Ended December 31,				
		2022		2021		2020
		(in thousands)				
Balance at January 1	$	21,330	$	21,732	$	21,723
Additions:						
Increase for current year positions		751		524		1,689
Increase for prior year positions		896		335		—
Interest and penalties for prior years		160		36		352
Reductions:						
Decrease for prior year positions		—		—		(2,109)
Expiration of applicable statute of limitations		—		—		—
Settlements for prior year positions		(141)		(1,435)		(17)
Foreign exchange		—		138		94
Balance at December 31	$	22,996	$	21,330	$	21,732

If we were to prevail on all uncertain tax positions, the net effect would be a decrease to our income tax provision of approximately $0.7 million. The remaining $22.3 million is offset by deferred tax assets that represent tax benefits that would be received in the event that we did not prevail on all uncertain tax positions. As of December 31, 2022, it is not expected that the total amounts of unrecognized tax benefits will increase or decrease materially within the next year.

We regularly assess the likelihood of additional assessments in each taxing jurisdiction resulting from current and subsequent years' examinations. Liabilities for income taxes are established for future income tax assessments when it is probable there will be future assessments and the amount can be reasonably estimated. Once established, liabilities for uncertain tax positions are adjusted only when there is more information available or when an event occurs necessitating a change to the liabilities. As of December 31, 2022, we believe that the resolution of income tax matters for open years will not have a material effect on our consolidated financial statements although the resolution of income tax matters could impact our effective tax rate for a particular future period.

The tax years 2009 through 2022 remain open to examination by the primary tax jurisdictions to which we are subject.

NOTE 11—EQUITY

Common Stock

The following table reconciles common stock reported in the consolidated statements of changes in equity to the consolidated balance sheets.

	December 31,	
	2022	2021
Common shares issued as reported in the consolidated statement of changes in equity	228,498,102	221,964,734
Unissued retirement eligible restricted stock awards	18,250	65,625
Unvested restricted stock awards	995,691	860,244
Unvested deferred stock awards issued	2,159,604	2,192,000
Common shares issued as reported in the consolidated balance sheets	231,671,647	225,082,603

Unvested restricted stock awards and unvested deferred stock awards issued will be reflected in the statements of changes in equity at the time of vesting.

In September 2021, we completed the public offering of 5,239,259 shares of common stock. A portion of the proceeds of $455.3 million were used to pay fees of $5.7 million, leaving approximately $449.6 million of net proceeds. We used the net proceeds to fund the acquisition of 51% of the capital stock of OCESA and any remaining proceeds for general corporate purposes.

During 2022, 2021 and 2020, we issued 6.5 million, 2.3 million and 3.2 million shares, respectively, of common stock in connection with stock option exercises and vesting of restricted stock awards.

Common Stock Reserved for Future Issuance

Common stock of approximately 10.2 million shares as of December 31, 2022 is reserved for future issuances under the stock incentive plan (including 3.3 million options, 1.0 million restricted stock awards and 2.2 million deferred stock awards currently granted).

Noncontrolling Interests

Common securities held by the noncontrolling interests that do not include put arrangements exercisable outside of our control are recorded in equity, separate from our stockholders' equity.

The purchase or sale of additional ownership in an already controlled subsidiary is recorded as an equity transaction with no gain or loss recognized in net income (loss) or comprehensive income (loss) as long as the subsidiary remains a controlled subsidiary. In 2022, 2021 and 2020, we acquired all or additional equity interests in several companies that did not have a significant impact to equity either on an individual basis or in the aggregate. The following schedule reflects the change in ownership interests for these transactions:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Net income (loss) attributable to common stockholders of Live Nation	$ 295,986	$ (650,904)	$ (1,724,535)
Transfers of noncontrolling interests:			
Changes in Live Nation's additional paid-in capital for purchases of noncontrolling interests, net of transaction costs	(64,601)	(110)	14,336
Changes in Live Nation's additional paid-in capital for sales of noncontrolling interests, net of transaction costs	—	(289)	(7,667)
Net transfers of noncontrolling interests	(64,601)	(399)	6,669
Change from net income (loss) attributable to common stockholders of Live Nation and net transfers of noncontrolling interests	$ 231,385	$ (651,303)	$ (1,717,866)

Redeemable Noncontrolling Interests

We are subject to put arrangements where the holders of the noncontrolling interests can require us to repurchase their shares at specified dates in the future or within specified periods in the future. Certain of these puts can be exercised earlier upon the occurrence of triggering events as specified in the agreements. The redemption amounts for these puts are either at a fixed amount, at fair value at the time of exercise or a variable amount based on a formula linked to earnings. In accordance with the FASB guidance for business combinations, the redeemable noncontrolling interests are recorded at their fair value at acquisition date. For put arrangements that are not currently redeemable, we accrete to the estimated redemption value over the period from the date of issuance to the earliest redemption date of the individual puts, with the offset recorded to additional paid-in capital. Decreases in accretion are only recognized to the extent that increases had been previously recognized. The estimated redemption values that are based on a formula linked to future earnings are computed each reporting period using projected cash flows, and the estimated redemption values that are based on fair value at the time of exercise are computed each reporting period by applying a multiple to projected earnings, both of which take into account the current expectations regarding profitability and the timing of revenue-generating events. The balances are reflected in our balance sheets as redeemable noncontrolling interests outside of permanent equity.

Our estimate of redemption amounts for puts that are redeemable at fixed or determinable prices on fixed or determinable dates for the years ended December 31, 2023, 2024, 2025, 2026 and 2027 are $77.3 million, $57.9 million, $474.9 million, $468.5 million and $62.2 million, respectively.

Transactions with Noncontrolling Interest Partners

We have loaned or advanced money to noncontrolling interest partners under the terms of the partnership operating agreements, promissory notes or other arrangements. As of December 31, 2022, we had outstanding notes receivable and prepayments of $17.9 million in other current assets and $50.0 million in other long-term assets, and as of December 31, 2021, we had outstanding notes receivable and prepayments of $21.0 million in other current assets and $72.1 million in other long-term assets.

Accumulated Other Comprehensive Income (Loss)

The following table presents changes in the components of AOCI, net of taxes, for the years ended December 31, 2022, 2021 and 2020:

	Loss on Cash Flow Hedges	Foreign Currency Items	Total
	(in thousands)		
Balance at December 31, 2019	$ —	$ (145,713)	$ (145,713)
Other comprehensive income (loss) before reclassifications	(36,689)	291	(36,398)
Amount reclassified from AOCI	5,102	—	5,102
Net other comprehensive income (loss)	(31,587)	291	(31,296)
Balance at December 31, 2020	(31,587)	(145,422)	(177,009)
Other comprehensive income before reclassifications	15,204	6,016	21,220
Amount reclassified from AOCI	7,825	—	7,825
Net other comprehensive income	23,029	6,016	29,045
Balance at December 31, 2021	(8,558)	(139,406)	(147,964)
Other comprehensive income before reclassifications	49,529	8,047	57,576
Amount reclassified from AOCI	312	—	312
Net other comprehensive income	49,841	8,047	57,888
Balance at December 31, 2022	$ 41,283	$ (131,359)	$ (90,076)

See Note 7 – Fair Value Measurements for further discussion and disclosure of the fair value of our interest rate swap that has been designated as a cash flow hedge.

Earnings per Share

Basic net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. The calculation of diluted net income (loss) per common share includes the effects of the assumed exercise of any outstanding stock options, the assumed vesting of shares of restricted and deferred stock awards and the assumed conversion of our convertible senior notes, where dilutive.

The following table sets forth the computation of weighted average common shares outstanding:

	Year Ended December 31,		
	2022	**2021**	**2020**
Weighted average common shares—basic	224,809,558	217,190,862	212,270,944
Effect of dilutive shares:			
Stock options and restricted stock	6,747,308	—	—
Weighted average common shares—diluted	231,556,866	217,190,862	212,270,944

The following table shows securities excluded from the calculation of diluted net income per common share because such securities were anti-dilutive:

	Year Ended December 31,		
	2022	**2021**	**2020**
Options to purchase shares of common stock	3,750	7,719,714	9,323,323
Restricted and deferred stock awards—unvested	2,218,563	3,052,244	3,956,073
Conversion shares related to convertible senior notes	11,864,035	11,864,035	11,014,846
Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding	14,086,348	22,635,993	24,294,242

NOTE 12—SEGMENTS AND REVENUE RECOGNITION

Our reportable segments are Concerts, Ticketing and Sponsorship & Advertising. We use AOI to evaluate the performance of our operating segments and define AOI as operating income (loss) before certain stock-based compensation expense, loss (gain) on disposal of operating assets, depreciation and amortization (including goodwill impairment), amortization of non-recoupable ticketing contract advances and acquisition expenses (including transaction costs, changes in the fair value of accrued acquisition-related contingent consideration obligations, and acquisition-related severance and compensation). AOI assists investors by allowing them to evaluate changes in the operating results of our portfolio of businesses separate from non-operational factors that affect net income (loss), thus providing insights into both operations and the other factors that affect reported results.

Revenue and expenses earned and charged between segments are eliminated in consolidation. Our capital expenditures below include accruals for amounts incurred but not yet paid for, but are not reduced by reimbursements received from outside parties such as landlords and noncontrolling interest partners or replacements funded by insurance proceeds.

We manage our working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, our management to allocate resources to or assess performance of our segments, and therefore, total segment assets and related depreciation and amortization have not been presented.

There were no customers that individually accounted for more than 10% of our consolidated revenue in any year.

Concerts

Our Concerts segment involves the promotion of live music events globally in our owned or operated venues and in rented third-party venues, the production of music festivals, the operation and management of music venues, the creation or streaming of associated content and the provision of management and other services to artists. This segment generates revenue from the promotion or production of live music events and festivals in our owned or operated venues and in rented third-party venues, artist management commissions and the sale of merchandise for music artists at events. As a promoter and venue operator, we earn revenue primarily from the sale of tickets, concessions, merchandise, parking, ticket rebates or service charges on tickets sold by Ticketmaster or third-party ticketing platforms, and rental of our owned or operated venues. As an artist manager, we earn commissions on the earnings of the artists and other clients we represent, primarily derived from clients' earnings for concert tours. Over 96% of Concerts' revenue, whether related to promotion, venue operations, artist management or artist event merchandising, is recognized on the day of the related event. The majority of consideration for our Concerts segment is collected in advance of or on the day of the event. Consideration received in advance of the event is recorded as deferred revenue or in long-term liabilities if the event is more than twelve months from the balance sheet date. Any consideration not collected by the day of the event is typically received within three months after the event date.

Ticketing

Our Ticketing segment involves the management of our global ticketing operations, including providing ticketing software and services to clients, and consumers with a marketplace, both online and mobile, for tickets and event information, and is responsible for our primary ticketing website, *www.ticketmaster.com*. Ticket fee revenue is generated from convenience and order processing fees, or service charges, charged at the time a ticket for an event is sold in either the primary or secondary markets. A significant portion of our service charges are payable to the venue and credit card vendors. The Ticketing segment is primarily an agency business that sells tickets for events on behalf of its clients, which include venues, concert promoters, professional sports franchises and leagues, college sports teams, theater producers and museums. This segment records revenue arising from convenience and order processing fees, regardless of whether these fees are related to tickets sold in the primary or secondary market, and regardless of whether these fees are associated with our concert events or third-party clients' concert events. We do not record the face value of the tickets as revenue. Ticket fee revenue is recognized when the ticket is sold for third-party clients and secondary market sales, as we have no further obligation to our client's customers following the sale of the ticket. For our concert events where our concert promoters control ticketing, ticket fee revenue is recognized when the event occurs because we also have the obligation to deliver the event to the fan. The delivery of the ticket to the fan is not considered a distinct performance obligation for our concert events because the fan cannot receive the benefits of the ticket unless we also fulfill our obligation to deliver the event. The majority of ticket fee revenue is collected within the month of the ticket sale. Revenue received from the sale of tickets in advance of our concert events is recorded as deferred revenue or in other long-term liabilities if the date of the event is more than twelve months from the balance sheet date. Reported revenue is net of any refunds made or committed to and also the impact of any cancellations of events that occurred during the period and up to the time of filing these consolidated financial statements.

Ticketing contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to our clients pursuant to ticketing agreements and are reflected in prepaid expenses or in long-term advances if the amount is expected to be recouped or recognized over a period of more than twelve months. Recoupable ticketing contract advances are generally recoupable against future royalties earned by the client, based on the contract terms, over the life of the contract. Royalties are typically earned by the client when tickets are sold. Royalties paid to clients are recorded as a reduction to revenue when the tickets are sold and the corresponding service charge revenue is recognized. Non-recoupable ticketing contract advances, excluding those amounts paid to support clients' advertising costs, are fixed additional incentives occasionally paid by us to certain clients to secure the contract and are typically amortized over the life of the contract on a straight-line basis as a reduction to revenue. At December 31, 2022 and 2021, we had ticketing contract advances of $106.5 million and $90.5 million, respectively, in prepaid expenses and $105.0 million and $86.5 million, respectively, in long-term advances. We amortized $79.0 million, $74.4 million and $48.0 million for the years ended December 31, 2022, 2021 and 2020 respectively, related to non-recoupable ticketing contract advances.

Sponsorship & Advertising

Our Sponsorship & Advertising segment manages the development of strategic sponsorship programs in addition to the sale of international, national and local sponsorships and placement of advertising such as signage, promotional programs, rich media offerings, including advertising associated with live streaming and music-related content, and ads across our distribution network of venues, events and websites. This segment generates revenue from sponsorship and marketing programs that provide its sponsors with strategic, international, national and local opportunities to reach customers through our venue, concert and ticketing assets, including advertising on our websites. These programs can also include custom events or programs for the sponsors' specific brands, which are typically experienced exclusively by the sponsors' customers. Sponsorship agreements may contain multiple elements, which provide several distinct benefits to the sponsor over the term of the agreement, and can be for a single or multi-year term. We also earn revenue from exclusive access rights provided to sponsors in various categories such as ticket pre-sales, beverage pouring rights, venue naming rights, media campaigns, signage within our venues, and advertising on our websites. Revenue from sponsorship agreements is allocated to the multiple elements based on the relative stand-alone selling price of each separate element, which are determined using vendor-specific evidence, third-party evidence or our best estimate of the fair value. Revenue is recognized over the term of the agreement or operating season as the benefits are provided to the sponsor unless the revenue is associated with a specific event, in which case it is recognized when the event occurs. Revenue is collected in installment payments during the year, typically in advance of providing the benefit or the event. Revenue received in advance of the event or the sponsor receiving the benefit is recorded as deferred revenue or in other long-term liabilities if the date of the event is more than twelve months from the balance sheet date.

At December 31, 2022, we had contracted sponsorship agreements with terms greater than one year that had approximately $1.5 billion of revenue related to future benefits to be provided by us. We expect to recognize, based on current projections, approximately 34%, 25%, 17% and 24% of this revenue in 2023, 2024, 2025 and thereafter, respectively.

The following table presents the results of operations for our reportable segments for the years ending December 31, 2022, 2021 and 2020:

	Concerts	Ticketing	Sponsorship & Advertising	Other & Eliminations	Corporate	Consolidated
			(in thousands)			
2022						
Revenue	$13,494,100	$ 2,238,618	$ 968,146	$ (19,610)	$ —	$ 16,681,254
% of Consolidated Revenue	80.9%	13.4%	5.8%	(0.1)%		
Intersegment revenue	$ 12,821	$ 8,643	$ —	$ (21,464)	$ —	$ —
AOI	$ 169,740	$ 827,901	$ 591,972	$ (14,549)	$ (167,882)	$ 1,407,182
Capital expenditures	$ 277,133	$ 70,739	$ 19,383	$ (17)	$ 9,680	$ 376,918
2021						
Revenue	$ 4,722,190	$ 1,134,268	$ 411,910	$ 79	$ —	$ 6,268,447
% of Consolidated Revenue	75.3%	18.1%	6.6%	—		
Intersegment revenue	$ 2,505	$ 404	$ —	$ (2,909)	$ —	$ —
AOI	$ (221,338)	$ 420,545	$ 242,239	$ (6,963)	$ (110,620)	$ 323,863
Capital expenditures	$ 92,132	$ 49,004	$ 12,299	$ —	$ 23,036	$ 176,471
2020						
Revenue	$ 1,468,433	$ 188,383	$ 203,676	$ 686	$ —	$ 1,861,178
% of Consolidated Revenue	78.9%	10.1%	10.9%	0.1%		
Intersegment revenue	$ 712	$ 1,835	$ —	$ (2,547)	$ —	$ —
AOI	$ (638,846)	$ (374,563)	$ 81,910	$ (13,478)	$ (70,915)	$ (1,015,892)
Capital expenditures	$ 119,730	$ 77,018	$ 5,781	$ —	$ 6,886	$ 209,415

The following table sets forth the reconciliation of consolidated AOI to operating income (loss) for the for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
		(in thousands)	
AOI	$ 1,407,182	$ 323,863	$ (1,015,892)
Acquisition expenses	68,078	42,912	(13,088)
Amortization of non-recoupable ticketing contract advance	79,043	74,406	47,971
Depreciation and amortization	449,976	416,277	485,025
Loss (gain) on sale of operating assets	(32,082)	(1,211)	503
Stock-based compensation expense	110,049	209,337	116,889
Operating income (loss)	$ 732,118	$ (417,858)	$ (1,653,192)

Deferred Revenue

The majority of our deferred revenue is typically classified as current and is shown as a separate line item on the consolidated balance sheets. Deferred revenue that is not expected to be recognized within the next twelve months is classified as long-term and reflected in other long-term liabilities on the consolidated balance sheets. At December 31, 2022, 2021 and 2020, we had current deferred revenue of $3.1 billion, $2.8 billion and $1.8 billion, respectively.

The table below summarizes the amount of prior year current deferred revenue recognized during the years ended December 31, 2022 and 2021:

	December 31,			
	2022		2021	
	(in thousands)			
Concerts	$	2,327,040	$	516,035
Ticketing		134,966		43,508
Sponsorship & Advertising		133,318		74,266
	$	2,595,324	$	633,809

NOTE 13—STOCK-BASED COMPENSATION

In December 2005, we adopted our 2005 Stock Incentive Plan, which has been amended and/or restated on several occasions. In connection with our merger with Ticketmaster Entertainment LLC, we adopted the Amended and Restated Ticketmaster 2008 Stock & Annual Incentive Plan. The plans authorize us to grant stock option awards, director shares, stock appreciation rights, restricted stock and deferred stock awards, other equity-based awards and performance awards. We have granted restricted stock awards, options to purchase our common stock and deferred stock awards to employees, directors, consultants, and our affiliates under the stock incentive plans at no less than the fair market value of the underlying stock on the date of grant. The stock incentive plans contain anti-dilutive provisions that require the adjustment of the number of shares of our common stock represented by, and the exercise price of, each option for any stock splits or stock dividends. The ten-year term of the Ticketmaster plan expired in August 2018; accordingly, no new awards may be granted under that plan but outstanding awards shall continue in full force and effect in accordance with their terms.

The following is a summary of stock-based compensation expense we recorded during the respective periods:

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Selling, general and administrative expenses	$ 45,214	$ 161,849	$ 88,620
Corporate expenses	64,835	47,488	28,269
Total	$ 110,049	$ 209,337	$ 116,889

As of December 31, 2022, there was $164.0 million of total unrecognized compensation cost related to stock-based compensation arrangements for stock options, restricted stock and deferred stock awards. This cost is expected to be recognized over a weighted-average period of 3.9 years.

Stock Options

Stock options are granted for a term not exceeding ten years and the non-vested options are generally forfeited in the event the employee, director or consultant terminates his or her employment or relationship with us or one of our affiliates. Any options that have vested at the time of termination are forfeited to the extent they are not exercised within the applicable post-employment exercise period provided in their option agreements. These options typically vest over one to four years.

In 2022, no stock options were granted. The following assumptions were used to calculate the fair value of our options on the date of grant:

	Year Ended December 31,	
	2021	**2020**
Risk-free interest rate	1.01 %	0.09% - 1.19%
Dividend yield	0.0 %	0.0 %
Volatility factors	42.61%	32.37% - 51.83%
Weighted average expected life (in years)	6.40	2.51

The following table presents a summary of our stock options outstanding at the dates given, and stock option activity for the period between such dates ("Price" reflects the weighted average exercise price per share):

| | Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Options	Price	Options	Price	Options	Price
	(in thousands, except per share data)					
Outstanding January 1	7,720	$ 18.24	9,323	$ 18.93	11,347	$ 18.36
Granted	—	—	9	89.81	51	66.27
Exercised	(4,461)	9.79	(1,603)	22.32	(2,071)	16.96
Forfeited or expired	(2)	70.26	(9)	75.57	(4)	41.71
Outstanding December 31	3,257	$ 29.78	7,720	$ 18.24	9,323	$ 18.93
Exercisable December 31	3,171	$ 29.02	7,702	$ 18.13	8,827	$ 16.98
Weighted average fair value per option granted		$ —		$ 38.55		$ 13.62

The total intrinsic value of stock options exercised during the years ended December 31, 2022, 2021 and 2020 was $390.9 million, $106.4 million and $87.9 million, respectively. Cash received from stock option exercises for the years ended December 31, 2022, 2021 and 2020 was $35.8 million, $30.6 million and $30.6 million, respectively.

There were 3.7 million shares available for future grants under the stock incentive plan at December 31, 2022. Upon share option exercise or vesting of restricted or deferred stock, we issue new shares or treasury shares to fulfill these grants. Vesting dates on the stock options range from February 2023 to March 2025, and expiration dates range from December 2023 to March 2031 at exercise prices and average contractual lives as follows:

Range of Exercise Prices	Outstanding as of 12/31/22	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of 12/31/22	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(in thousands)	*(in years)*		*(in thousands)*	*(in years)*	
$15.00 - $19.99	658	3.0	$ 19.33	658	3.0	$ 19.33
$20.00 - $24.99	887	1.1	$ 21.07	887	1.1	$ 21.07
$25.00 - $29.99	954	3.4	$ 27.63	954	3.4	$ 27.63
$30.00 - $44.99	325	5.1	$ 43.95	325	5.1	$ 43.95
$45.00 - $60.99	412	6.2	$ 56.83	329	6.2	$ 56.81
$61.00 - $89.99	21	8.0	$ 73.77	18	8.0	$ 71.27

The total intrinsic value of options outstanding and options exercisable as of December 31, 2022 was $130.2 million and $129.2 million, respectively.

Restricted Stock

We have granted restricted stock awards to our employees, directors and consultants under our stock incentive plan. These common shares carry a legend which typically restricts their transferability for a term of one to five years and are forfeited in the event the recipient's employment or relationship with us is terminated prior to the lapse of the restriction. In addition, certain restricted stock awards require us or the recipient to achieve minimum performance targets in order for these awards to vest.

In 2022, we granted 1.8 million shares of restricted stock and 0.2 million shares of performance-based awards, respectively, under our stock incentive plan. These awards will vest on the grant date or over a period of one month to six years with the exception of the performance-based awards which will vest within two years if the performance criteria are met.

In 2021, we granted 0.8 million shares of restricted stock under our stock incentive plan. These awards will all vest on the grant date or over a period of six months to four years.

In 2020, we granted 2.1 million shares of restricted stock and 0.3 million shares of performance-based awards, respectively, under our stock incentive plan. These awards will all vest over a period of three months to four years with the exception of the performance-based awards which will vest within two years if the performance criteria are met. As of December 31, 2021, the performance-based criteria for these awards were not met and such awards were forfeited.

The following table presents a summary of our unvested restricted stock awards outstanding at December 31, 2022, 2021 and 2020 ("Price" reflects the weighted average share price at the date of grant):

	Restricted Stock	
	Awards	Price
	(in thousands, except per share data)	
Unvested at December 31, 2019	1,170	$ 45.80
Granted	2,454	55.52
Forfeited	(106)	53.26
Vested	(1,929)	47.48
Unvested at December 31, 2020	1,589	$ 58.19
Granted	758	86.57
Forfeited	(361)	61.18
Vested	(1,126)	61.25
Unvested at December 31, 2021	860	$ 78.48
Granted	2,002	103.34
Forfeited	(22)	80.57
Vested	(1,844)	99.68
Unvested at December 31, 2022	996	$ 89.22

The total grant date fair market value of the shares issued upon the vesting of restricted stock awards during the years ended December 31, 2022, 2021 and 2020 was $183.8 million, $69.2 million and $91.6 million, respectively.

Deferred Stock

We granted deferred stock awards to our employees where the employees are entitled to receive shares of common stock in the future. Deferred stock can only be settled in stock as determined at the time of the grant. All of the deferred stock awards require us to achieve minimum market conditions in order for these awards to issue and vest.

In 2022, we granted 2.2 million shares of deferred stock awards with market conditions under our stock incentive plans. These awards will vest over five to six years if specified stock prices are achieved over a specific number of days during the five to six years. As of December 31, 2022, there were no deferred stock awards outstanding for which the minimum market conditions have been met.

In 2020, we achieved minimum market conditions resulting in the issuance of 0.8 million shares of restricted stock, subject to vesting over one to four years.

The following table presents a summary of our unvested deferred stock awards outstanding at December 31, 2022, 2021 and 2020 ("Price" reflects the weighted average grant date fair value):

	Deferred Stock	
	Awards	Price
	(in thousands, except per share data)	
Unvested at December 31, 2019	2,486	$ 26.63
Awarded	—	0.00
Forfeited	—	0.00
Vested	(119)	28.80
Unvested at December 31, 2020	2,367	$ 26.53
Awarded	—	0.00
Forfeited	—	0.00
Vested	(175)	26.12
Unvested at December 31, 2021	2,192	$ 26.56
Awarded	2,160	59.79
Forfeited	—	0.00
Vested	(2,192)	26.56
Unvested at December 31, 2022	2,160	$ 59.79

NOTE 14—OTHER INFORMATION

		December 31,		
		2022		**2021**
		(in thousands)		
The following details the components of "Other current assets":				
Inventory	$	38,725	$	33,826
Notes receivable		34,228		19,206
Other		58,986		21,802
Total other current assets	$	131,939	$	74,834
The following details the components of "Other long-term assets":				
Investments in nonconsolidated affiliates	$	408,789	$	293,645
Notes receivable		92,630		69,371
Other		223,570		185,437
Total other long-term assets	$	724,989	$	548,453
The following details the components of "Accrued expenses":				
Accrued compensation and benefits	$	540,018	$	287,079
Accrued event expenses		802,460		467,189
Accrued insurance		137,886		122,783
Accrued legal		19,820		18,102
Collections on behalf of others		53,886		83,403
Accrued ticket refunds		31,095		36,661
Other		783,269		630,689
Total accrued expenses	$	2,368,434	$	1,645,906
The following details the components of "Other current liabilities":				
Contingent and deferred purchase consideration	$	27,849	$	49,827
Other		40,867		33,260
Total other current liabilities	$	68,716	$	83,087
The following details the components of "Other long-term liabilities":				
Deferred income taxes	$	305,524	$	236,549
Deferred revenue		56,953		116,682
Contingent and deferred purchase consideration		55,981		13,256
Other		37,513		65,094
Total other long-term liabilities	$	455,971	$	431,581

NOTE 15—GEOGRAPHIC DATA

The following table provides revenue and long-lived assets, including right-of-use (ROU) assets, for our foreign operations included in the consolidated financial statements:

	Europe		Other Foreign		Total Foreign		Domestic		Consolidated Total	
					(in thousands)					
2022										
Revenue	$	3,160,268	$	2,474,495	$	5,634,763	$	11,046,491	$	16,681,254
Long-lived assets, including ROU assets	$	771,230	$	226,752	$	997,982	$	2,061,076	$	3,059,058
2021										
Revenue	$	869,628	$	316,462	$	1,186,090	$	5,082,357	$	6,268,447
Long-lived assets, including ROU assets	$	588,955	$	194,777	$	783,732	$	1,847,108	$	2,630,840
2020										
Revenue	$	407,382	$	257,912	$	665,294	$	1,195,884	$	1,861,178
Long-lived assets, including ROU assets	$	609,933	$	126,501	$	736,434	$	1,789,203	$	2,525,637

NOTE 16—SUBSEQUENT EVENTS

In January 2023, we issued $1.0 billion principal amount of 3.125% convertible senior notes due 2029. In conjunction with this issuance, we used approximately $485.8 million of the net proceeds from the notes to repurchase $440.0 million aggregate principal amount of the 2.5% convertible senior notes due 2023 resulting in a loss on debt repurchase of $18.4 million and a charge to additional paid-in capital for the induced conversion of the 2.5% convertible notes of $27.4 million. In addition, we paid debt issuance costs of $15.0 million that will be amortized using the effective interest rate method over the term of the related senior notes.

Interest on the 3.125% convertible senior notes due 2029 is payable semi-annually in arrears on January 15 and July 15, beginning July 15, 2023, at a rate of 3.125% per annum. The notes will mature on January 15, 2029. The notes will be convertible, under certain circumstances, until October 15, 2028, and on or after such date without condition, at an initial conversion rate of 9.2259 shares of our common stock per $1,000 principal amount of notes, subject to adjustment, which represents a 50% conversion premium based on the last reported sale price for our common stock of $72.26 on January 9, 2023 prior to issuing the debt. Upon conversion, the notes may be settled in shares of common stock or, at our election, cash or a combination of cash and shares of common stock. Assuming we fully settled the notes in shares, the maximum number of shares that could be issued to satisfy the conversion is currently 9.2 million.

We may redeem for cash all or any portion of the notes, at our option, on or after January 21, 2026 and before the 41st scheduled trading day before the maturity date, if the sales price of our common stock reaches specified targets as defined in the indenture. The redemption price will equal 100% of the principal amount of the notes plus accrued interest, if any.

If we experience a fundamental change, as defined in the indenture governing the notes, the holders of the 3.125% convertible senior notes due 2029 may require us to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any.

In connection with the issuance of the 3.125% convertible senior notes due 2029, we entered into privately negotiated capped call transactions with one or more counterparties. The cap price of the capped call transactions is initially $144.52, which represents a premium of 100% over the last reported sale price of the Company's common stock on January 9, 2023. The cost of the capped call transactions was approximately $75.5 million.

Any remaining proceeds after the repurchase of a portion of the 2.5% convertible senior notes due 2023, debt issuance costs and capped call transactions will be used for general corporate purposes.

In February 2023, we entered into Amendment No. 10 (the "Amendment") to our Credit Agreement (as amended, restated, supplemented or modified prior to Amendment No. 10, the "Credit Agreement" and as amended by Amendment No. 10, the "Amended Credit Agreement"), dated as of May 6, 2010. The Amendment provides for, among other things: (i) replacement of the benchmark reference rate of the Eurodollar Rate (as defined in the Credit Agreement) (x) with the Term SOFR Rate for borrowings denominated in Dollars and (y) for each Alternative Currency (as defined in the Amended Credit Agreement), a corresponding reference rate, as set forth in the Amended Credit Agreement, (ii) deletion of the provisions regarding Canadian bankers' acceptances, and (iii) the addition of the Company's ability to draw letters of credit in Canadian Dollars.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and our board of directors.

Based on their evaluation as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective to ensure that (1) the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) the information we are required to disclose in such reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls will prevent all possible errors and fraud. Our disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives, and our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the 2013 framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. The attestation report is included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2022 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Live Nation Entertainment, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Live Nation Entertainment, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Live Nation Entertainment, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Los Angeles, California
February 23, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information set forth under Item 1. Business—Information About Our Executive Officers, the information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements.

The following consolidated financial statements are included in Item 8:

(a)2. Financial Statement Schedule.

The following financial statement schedule for the years ended December 31, 2022, 2021 and 2020 is filed as part of this report and should be read in conjunction with the consolidated financial statements.

Schedule II Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

LIVE NATION ENTERTAINMENT, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts

Description	Balance at Beginning of Period	Charges of Costs, Expenses and Other	Write-off of Accounts Receivable	Other [1]	Balance at End of Period
			(in thousands)		
Year ended December 31, 2020	$ 50,516	$ 26,103	$ (11,901)	$ 8,186	$ 72,904
Year ended December 31, 2021	$ 72,904	$ (17,658)	$ (3,846)	$ (909)	$ 50,491
Year ended December 31, 2022	$ 50,491	$ 29,281	$ (10,364)	$ (6,114)	$ 63,294

_____

[1] Foreign currency adjustments, acquisitions and miscellaneous adjustments. The year ended December 31, 2020 includes a $3.0 million cumulative-effect adjustment related to our adoption of the accounting guidance for current expected credit losses for financial assets measured at amortized cost.

LIVE NATION ENTERTAINMENT, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Deferred Tax Asset Valuation Allowance

Description	Balance at Beginning of Period	Charges of Costs, Expenses and Other	Deletions	Other [1]	Balance at End of Period
			(in thousands)		
Year ended December 31, 2020	$ 667,242	$ 344,161	$ —	$ 89,004	$ 1,100,407
Year ended December 31, 2021	$ 1,100,407	$ 135,908	$ —	$ (16,819)	$ 1,219,496
Year ended December 31, 2022	$ 1,219,496	$ 38,811	$ —	$ (17,426)	$ 1,240,881

_____

[1] During 2022, 2021 and 2020, the valuation allowance was adjusted for acquisitions, divestitures and foreign currency adjustments. The 2020 valuation allowance increased due to increases in fully valued deferred tax assets, primarily net operating loss carryforwards. The 2021 valuation allowance increased primarily due to increases in certain fully valued United States federal deferred tax assets.

(a)3. Those exhibits required by Item 601 of Regulation S-K

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit No.	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Live Nation Entertainment, Inc., as amended.	10-K	001-32601	3.1	2/25/2010
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Live Nation Entertainment, Inc.	8-K	001-32601	3.1	6/7/2013
3.3	Sixth Amended and Restated Bylaws of Live Nation Entertainment, Inc.	8-K	001-32601	3.1	6/17/2022
4.1	Form of Certificate of Designations of Series A Junior Participating Preferred Stock.	8-K	001-32601	4.2	12/23/2005
4.2	Description of Securities.	10-K	001-32601	4.2	3/01/2021
10.1	Stockholder Agreement, dated February 10, 2009, among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC and Ticketmaster Entertainment, Inc.	8-K	001-32601	10.2	2/13/2009
10.2	Registration Rights Agreement, dated January 25, 2010, among Live Nation, Inc., Liberty Media Corporation and Liberty Media Holdings USA, LLC.	8-K	001-32601	10.1	1/29/2010
10.3	Form of Indemnification Agreement.	10-K	001-32601	10.23	2/25/2010
10.4 §	Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 19, 2015.	8-K	001-32601	10.2	6/11/2015
10.5 §	Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan.	S-8	333-164507	10.1	1/26/2010
10.6 §	Amendment No. 1 to the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan.	10-Q	001-32601	10.1	11/4/2010
10.7 §	Form Stock Option Agreement for the Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 19, 2015.	10-Q	001-32601	10.2	5/6/2021
10.8 §	Form Restricted Stock Award Agreement for the Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 19, 2015.	10-Q	001-32601	10.3	5/6/2021
10.9 §	Form Stock Option Agreement for the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan.	10-Q	001-32601	10.4	5/6/2021
10.10 §	Form Restricted Stock Award Agreement for the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan.	10-Q	001-32601	10.5	5/6/2021
10.11 §	Form of Performance Share Award Agreement for the Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of March 19, 2015.	8-K	001-32601	10.3	12/23/2022
10.12 §	Amended and Restated Live Nation, Inc. Stock Bonus Plan.	8-K	001-32601	10.1	1/25/2010
10.13 §	Employment Agreement, entered into July 1, 2022, by and between Live Nation Entertainment, Inc. and Michael Rapino.	8-K	001-32601	10.1	7/6/2022
10.14 §	Performance Share Award Agreement, entered into July 1, 2022, by and between Live Nation Entertainment, Inc. and Michael Rapino.	8-K	001-32601	10.1	7/6/2022
10.15 §	Employment Agreement, effective as of January 1, 2023, by and between Live Nation Entertainment, Inc. and Joe Berchtold.	8-K	001-32601	10.1	12/23/2022

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit No.	Filing Date
10.16 §	Employment Agreement, effective as of January 1, 2023, by and between Live Nation Entertainment, Inc. and Michael Rowles.	8-K	001-32601	10.2	12/23/2022
10.17 §	Employment Agreement, effective January 1, 2022, between Live Nation Worldwide, Inc. and Brian Capo.	10-Q	001-32601	10.4	5/5/2022
10.18 §	Employment Agreement, effective as of January 1, 2015, between Live Nation Entertainment, Inc. and John Hopmans.	10-Q	001-32601	10.1	8/3/2021
10.19 §	First Amendment to Employment Agreement, effective as of January 1, 2019, between Live Nation Worldwide, Inc. and John Hopmans.	10-Q	001-32601	10.2	8/3/2021
10.20 §	Second Amendment to Employment Agreement, effective as of January 1, 2019, between Live Nation Worldwide, Inc. and John Hopmans.	10-Q	001-32601	10.3	8/3/2021
10.21	Credit Agreement entered into as of May 6, 2010, among Live Nation Entertainment, Inc., the Foreign Borrowers party thereto, the Guarantors identified therein, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent and J.P. Morgan Europe Limited, as London Agent.	10-Q	001-32601	10.4	8/5/2010
10.22	Amendment No. 1, to the Credit Agreement, dated as of June 29, 2012, entered into by and among Live Nation Entertainment, Inc., the relevant Credit Parties identified therein, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders.	10-Q	001-32601	10.2	8/7/2012
10.23	Amendment No. 2 to the Credit Agreement, dated as of August 16, 2013, entered into by and among Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the Lenders, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian agent and J.P. Morgan Europe Limited, as London agent.	10-Q	001-32601	10.2	5/6/2014
10.24	Amendment No. 3 to the Credit Agreement, dated as of October 31, 2016, entered into by and among Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian agent, J.P. Morgan Europe Limited, as London agent and the lenders from time to time party thereto.	10-K	001-32601	10.26	2/23/2017
10.25	Amendment No. 4 to the Credit Agreement, dated June 27, 2017, entered into by Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian agent, J. P. Morgan Europe Limited, as London agent and the lenders from time to time party thereto.	10-Q	001-32601	10.2	8/9/2017
10.26	Amendment No. 5 to the Credit Agreement, dated as of March 28, 2018, among Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian agent, J.P. Morgan Europe Limited, as London agent and the lenders from time to time party thereto.	10-Q	001-32601	10.3	5/3/2018

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit No.	Filing Date
10.27	Amendment No. 6 to the Credit Agreement, dated as of October 17, 2019, among Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian agent, J.P. Morgan Europe Limited, as London agent and the lenders from time to time party thereto.	10-K	001-32601	10.28	2/27/2020
10.28	Amendment No. 7 to the Credit Agreement, dated as of April 9, 2020, among Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch as Canadian Agent, J.P. Morgan Europe Limited, as London Agent and the lenders from time to time party thereto.	10-Q	001-32601	10.1	8/5/2020
10.29	Amendment No. 8 to the Credit Agreement, dated as of July 29, 2020, among Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch as Canadian Agent, J.P. Morgan Europe Limited, as London Agent and the lenders from time to time party thereto.	10-Q	001-32601	10.1	11/5/2020
10.30	Amendment No. 9 to the Credit Agreement, dated as of January 26, 2022, among Live Nation Entertainment, Inc., the Guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, JPMorgan Chase Bank, N.A., Toronto Branch as Canadian Agent, J.P. Morgan Europe Limited, as London Agent and the lenders from time to time party thereto.	10-K	001-32601	10.31	2/23/2022
10.31	Incremental Term Loan Joinder Agreement No. 1, dated August 20, 2012, by and among Live Nation Entertainment, Inc., JPMorgan Chase Bank, N.A., as administrative agent, each Incremental Term Loan Lender defined therein and the relevant Credit Parties identified therein.	10-Q	001-32601	10.2	11/5/2012
10.32	Indenture, dated as of May 23, 2014, among Live Nation Entertainment, Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.1	7/31/2014
10.33	First Supplemental Indenture, dated as of August 27, 2014, among Live Nation Entertainment, Inc., Ticketstoday, LLC, the Existing Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.1	10/30/2014
10.34	Second Supplemental Indenture, dated as of October 31, 2014, among Live Nation Entertainment, Inc., EXMO, Inc., Artist Nation Management, Inc., Guyo Entertainment, Inc., the Existing Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-K	001-32601	10.33	2/26/2015
10.35	Third Supplemental Indenture, dated as of March 27, 2015 among Live Nation Entertainment, Inc., Country Nation, LLC, the Existing Guarantors Party thereto and The Bank of New York Mellon Trust Company N.A., as trustee.	10-Q	001-32601	10.1	4/30/2015

Exhibit No.	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit No.	Filing Date
10.36	Fourth Supplemental Indenture, dated as of August 13, 2015, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I thereto, FG Acquisition Co, LLC, Front Gate Holdings, LLC and Front Gate Ticketing Solutions, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.2	10/29/2015
10.37	Fifth Supplemental Indenture, dated as of October 31, 2016, among Live Nation Entertainment, Inc., the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-K	001-32601	10.42	2/23/2017
10.38	Sixth Supplemental Indenture, dated as of April 7, 2017, among Live Nation Entertainment, Inc., the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.2	5/4/2017
10.39	Seventh Supplemental Indenture, entered into as of March 20, 2018, among Live Nation Entertainment, Inc., the Guarantor party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.5	5/3/2018
10.40	Eighth Supplemental Indenture, entered into as of October 17, 2019, among Live Nation Entertainment, Inc., the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-K	001-32601	10.38	2/27/2020
10.41	Indenture, dated as of May 23, 2014, between Live Nation Entertainment, Inc., and HSBC Bank USA, National Association, as trustee.	10-Q	001-32601	10.2	7/31/2014
10.42	Indenture, dated as of October 31, 2016, by and among Live Nation Entertainment, Inc. the Guarantors defined therein and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-K	001-32601	10.44	2/23/2017
10.43	First Supplemental Indenture, dated as of April 7, 2017, among Live Nation Entertainment, Inc., the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.1	5/4/2017
10.44	Second Supplemental Indenture, entered into as of March 20, 2018, among Live Nation Entertainment, Inc., the Guarantors identified therein, and the Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.4	5/3/2018
10.45	Third Supplemental Indenture, entered into as of October 17, 2019, among Live Nation Entertainment, Inc., the Guarantors identified therein, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-K	001-32601	10.43	2/27/2020
10.46	Fourth Supplemental Indenture, entered into as of May 20, 2020, among Live Nation Entertainment, Inc., the Guarantors identified therein, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.3	8/5/2020
10.47	Indenture, dated as of March 20, 2018, by and among Live Nation Entertainment, Inc., the Guarantors defined therein, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.1	5/3/2018
10.48	First Supplemental Indenture, entered into as of October 17, 2019, among Live Nation Entertainment, Inc., the Guarantors identified therein, and The Bank of New York Mellon Trust Company, N.A., as trustee	10-K	001-32601	10.45	2/27/2020
10.49	Second Supplemental Indenture, entered into as of May 20, 2020, among Live Nation Entertainment, Inc., the Guarantors identified therein, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.4	8/5/2020

Exhibit No.	Exhibit Description	Form	File No.	Exhibit No.	Filing Date
			Incorporated by Reference		
10.50	Indenture, dated as of March 20, 2018, between Live Nation Entertainment, Inc., and HSBC Bank USA, National Association, as trustee.	10-Q	001-32601	10.2	5/3/2018
10.51	Indenture dated as of October 17, 2019 by and among Live Nation Entertainment, Inc., the Guarantors and U.S. Bank National Association, as trustee.	10-K	001-32601	10.47	2/27/2020
10.52	First Supplemental Indenture, entered into as of May 20, 2020, among Live Nation Entertainment, Inc., the Guarantors identified therein, and U.S. Bank National Association, as trustee.	10-Q	001-32601	10.5	8/5/2020
10.53	Indenture dated as of February 3, 2020 between Live Nation Entertainment, Inc. and HSBC Bank USA, National Association, as trustee.	10-Q	001-32601	10.1	5/7/2020
10.54	Indenture, dated as of May 20, 2020 by and among Live Nation Entertainment, Inc., the Guarantors identified therein and U.S. Bank National Association, as trustee and notes collateral agent.	10-Q	001-32601	10.2	8/5/2020
10.55	Indenture, dated as of January 4, 2021 by and among Live Nation Entertainment, Inc., the Guarantors identified therein and U.S. Bank National Association, as trustee and notes collateral agent.	10-Q	001-32601	10.1	5/6/2021
14.1	Code of Business Conduct and Ethics.	10-K	001-32601	14.1	3/01/2021
21.1	Subsidiaries of the Company.	10-K	001-32601	21.1	2/23/2023
23.1	Consent of Ernst & Young LLP.	10-K	001-32601	23.1	2/23/2023
24.1	Power of Attorney (see signature page).	10-K	001-32601	24.1	2/23/2023
31.1	Certification of Chief Executive Officer.	10-K	001-32601	31.1	2/23/2023
31.2	Certification of Chief Financial Officer.	10-K	001-32601	31.2	2/23/2023
32.1	Section 1350 Certification of Chief Executive Officer.	10-K	001-32601	32.1	2/23/2023
32.2	Section 1350 Certification of Chief Financial Officer.	10-K	001-32601	32.2	2/23/2023
101.INS	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.	10-K	001-32601	101.INS	2/23/2023
101.SCH	XBRL Taxonomy Schema Document.	10-K	001-32601	101.SCH	2/23/2023
101.CAL	XBRL Taxonomy Calculation Linkbase Document.	10-K	001-32601	101.CAL	2/23/2023
101.DEF	XBRL Taxonomy Definition Linkbase Document.	10-K	001-32601	101.DEF	2/23/2023
101.LAB	XBRL Taxonomy Label Linkbase Document.	10-K	001-32601	101.LAB	2/23/2023
101.PRE	XBRL Taxonomy Presentation Linkbase Document.	10-K	001-32601	101.PRE	2/23/2023
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	10-K	001-32601	104	2/23/2023

§   Management contract or compensatory plan or arrangement.

We have not filed long-term debt instruments of our subsidiaries where the total amount under such instruments is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. However, we will furnish a copy of such instruments to the Commission upon request.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 23, 2023.

LIVE NATION ENTERTAINMENT, INC.

By: /s/ Michael Rapino

Michael Rapino
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Michael Rapino and Joe Berchtold, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Michael Rapino Michael Rapino	President, Chief Executive Officer and Director	February 23, 2023
/s/ Joe Berchtold Joe Berchtold	Chief Financial Officer	February 23, 2023
/s/ Brian Capo Brian Capo	Chief Accounting Officer	February 23, 2023
/s/ Maverick Carter Maverick Carter	Director	February 23, 2023
/s/ Ping Fu Ping Fu	Director	February 23, 2023
/s/ Jeffrey T. Hinson Jeffrey T. Hinson	Director	February 23, 2023
/s/ Chad Hollingsworth Chad Hollingsworth	Director	February 23, 2023
/s/ Jimmy Iovine Jimmy Iovine	Director	February 23, 2023
/s/ James S. Kahan James S. Kahan	Director	February 23, 2023
/s/ Gregory B. Maffei Gregory B. Maffei	Director	February 23, 2023
/s/ Randall T. Mays Randall T. Mays	Director	February 23, 2023
/s/ Dana Walden Dana Walden	Director	February 23, 2023
/s/ Latriece Watkins Latriece Watkins	Director	February 23, 2023

PERFORMANCE GRAPH

The graph below shows the relative investment performance of our common stock, the NYSE Market Index and the Hemscott Group Index for the period from December 31, 2017 through December 31, 2022 assuming reinvestment of dividends at the date of payment into the common stock of the indexes. The Hemscott Group Index consists of the following nine companies: AMC Networks Inc.; Fox Corporation; Imax Corporation; Live Nation Entertainment, Inc.; The Madison Square Garden Company; The Marcus Corporation; Paramount Global; The Walt Disney Company; and World Wrestling Entertainment, Inc. The information reflected below is not necessarily indicative of our future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Live Nation Entertainment, Inc., the NYSE Composite Index,
and the Hemscott Group Index



*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Live Nation Entertainment, Inc.	$ 100.00	$ 115.69	$ 167.89	$ 172.61	$ 281.16	$ 163.82
NYSE Composite Index	100.00	91.05	114.28	122.26	147.54	133.75
Hemscott Group Index	100.00	102.85	131.73	153.84	139.59	83.16

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Board of Directors

Maverick Carter
Chief Executive Officer, SpringHill Entertainment & UNINTERRUPTED

Ping Fu
Entrepreneur and Policy Advisor

Jeff Hinson
President, YouPlus Media, LLC

Chad Hollingsworth
Senior Vice President, Corporate Development, Liberty Media Corporation

Jimmy Iovine
Music Producer and Entrepreneur

Jim Kahan
AT&T Senior Executive Vice President – Corporate Development, Retired

Greg Maffei (Chairman of the Board)
President and Chief Executive Officer, Liberty Media Corporation

Randall Mays
President, Running M Capital

Rich Paul
Chief Executive Officer, KLUTCH Sports Group

Michael Rapino
President and Chief Executive Officer, Live Nation Entertainment

Dana Walden
Co-Chairman, Disney Entertainment

Latriece Watkins
Executive Vice President, Consumables, Walmart U.S.

Executive and Other Key Officers

Michael Rapino
President and Chief Executive Officer

Jacqueline Beato
Chief Operating Officer – U.S. Concerts

Joe Berchtold
President and Chief Financial Officer

Brian Capo
Senior Vice President – Chief Accounting Officer

Liz Dyer
Senior Vice President – Human Resources

Johnel Evans
Global Vice President – Diversity and Inclusion

Arthur Fogel
Chairman – Global Music and President – Global Touring

Kaitlyn Henrich
Senior Vice President – Corporate Communications & Social Impact

John Hopmans
Executive Vice President – Mergers and Acquisitions and Strategic Finance

Bob Roux
President – U.S. Concerts

Michael Rowles
General Counsel and Secretary

Russell Wallach
President – Sponsorship & Advertising

Mark Yovich
President – Ticketmaster

Corporate Information

Independent Registered Public Accounting Firm

Ernst & Young LLP
Los Angeles, California

Investor Relations

Amy Yong
(310) 867-7143
IR@livenation.com

Media Contacts

Kaitlyn Henrich
Media@livenation.com

Transfer Agent and Registrar

Computershare Shareowner Services

Stockholder correspondence should be mailed to:
Computershare
P.O. Box 505000
Louisville, Kentucky 40233-5000

Overnight correspondence should be mailed to:
Computershare
462 South 4th Street, Suite 1600
Louisville, KY 40233-5000

(877) 296-7874
(201) 680-6578 (for callers outside the United States)

Stockholder website: www.computershare.com/investor
Stockholder online inquiries:
https://www-us.computershare.com/investor/contact

Stock Listing

Live Nation Entertainment's common stock is listed on the New York Stock Exchange under the symbol "LYV."

Annual Report on Form 10-K

Live Nation Entertainment's Annual Report on Form 10-K for the year ended December 31, 2022 is included in this annual report. The exhibits accompanying the report are filed with the U.S. Securities and Exchange Commission and can be accessed in the EDGAR database at the SEC's website, www.sec.gov, or in the "SEC Filings" section of Live Nation Entertainment's investor relations website, at *investors.livenationentertainment.com/sec-filings*. We will provide these items to stockholders upon request. Requests for any such exhibits should be made to:

> Live Nation Entertainment
> Attention: Corporate Secretary
> 9348 Civic Center Drive
> Beverly Hills, California 90210

Forward-Looking Statements

In accordance with the Private Securities Litigation Reform Act of 1995, Live Nation Entertainment notes that this annual report contains forward-looking statements that involve risks and uncertainties, including those relating to our company's future success and growth. Actual results may differ materially due to risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission. Live Nation Entertainment does not intend to update these forward-looking statements.



9348 CIVIC CENTER DRIVE
BEVERLY HILLS, CA 90210
310.867.7000